Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

LOGMEIN, INC.,

MARVASOL, INC.

(d/b/a LASTPASS)

THE STOCKHOLDERS OF MARVASOL, INC.

AND

JOSEPH SIEGRIST IN HIS CAPACITY AS STOCKHOLDER REPRESENTATIVE

October 8, 2015

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Exhibits
Exhibit A	List of Stockholders and Consideration
Exhibit B	Reference Statement
Exhibit C	Contingent Payment Schedule
Exhibit D	Escrow Agreement
Exhibit E-1	Form of Offer Letter
Exhibit E-2	Form of Consulting Agreement
Exhibit F	Form of Stockholder Release
Exhibit G	Form of Key Personnel Release

Schedules
Schedule 6.17	Technology and Licensing Deliverables
Schedule 8.1(a)	Approvals
Schedule 8.1(h)(iv)(A)	Employees
Schedule 8.1(h)(iv)(B)	Consultants
Schedule 8.1(h)(xii)	Key Personnel Releases

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of October 8, 2015, by and among LogMeIn, Inc., a Delaware corporation (“Buyer”), Marvasol, Inc., a Delaware corporation (d/b/a LastPass) (the “Company”), the persons set forth on Exhibit A hereto (collectively, the “Stockholders”) and Joseph Siegrist in his capacity as representative of the Stockholders (the “Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in ARTICLE XII below.

WHEREAS, the Stockholders own all of the issued and outstanding securities in the Company, which consist entirely of shares of Common Stock (collectively, the “Shares”);

WHEREAS, subject to the terms and conditions set forth herein, Buyer desires to acquire from the Stockholders, and the Stockholders desire to sell to Buyer, all of the Shares for the consideration described herein; and

WHEREAS, Buyer, the Company and the Stockholders desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also prescribe various conditions to the transactions contemplated by this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

STOCK PURCHASE

Section 1.1 Purchase and Sale of Shares. Subject to the terms and conditions set forth in this Agreement, each Stockholder agrees to sell to Buyer, and Buyer agrees to purchase from each Stockholder, at the Closing, all of the Shares set forth next to such Stockholder’s name on Exhibit A, which, collectively, constitute 100% of the outstanding equity interests in the Company, free and clear of any Security Interest, in exchange for the payment of the Stockholder’s Pro Rata Basis of (i) the Initial Purchase Price and (ii) any Contingent Purchase Price payable pursuant to Section 1.4.

Section 1.2 Payment of Purchase Price. The purchase price to be paid by Buyer for the Shares (the “Purchase Price”) shall be paid as provided in this Section 1.2:

(a) At the Closing, Buyer shall pay, to the Stockholders by wire transfer of immediately available funds to an account or accounts designated in writing by the Stockholders at least three (3) Business Days prior to the Closing, an aggregate amount equal to: (i) $110,000,000 (the “Base Purchase Price”), plus (ii) the amount, if any, by which the Estimated Net Working Capital exceeds the Working Capital Target, minus (iii) the General Escrow Amount, and minus (iv) the Special Escrow Amount, and minus (v) the amount, if any, by which the Working Capital Target exceeds the Estimated Net Working Capital.

(b) At the Closing, Buyer shall deliver or cause to be delivered to the Escrow Agent, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent, the General Escrow Amount and the Special Escrow Amount, to hold in accordance with the terms of the Escrow Agreement.

(c) Following the Closing, Buyer shall pay all or such portion of the Contingent Purchase Price due and payable in accordance with the provisions of Section 1.4.

Section 1.3 Purchase Price Adjustment.

(a) Estimated Net Working Capital. No later than three (3) Business Days prior to the Closing, the Company shall deliver to Buyer a reasonably detailed statement (the “Preliminary Statement”) setting forth, along with the related calculations (and including each line item of Current Assets and Current Liabilities as is set forth on the Reference Statement, including, for the avoidance of doubt, each line item of Unpaid Company Transaction Expenses), the Company’s good faith estimate of Closing Net Working Capital (such estimate, the “Estimated Net Working Capital”). The Estimated Net Working Capital amount set forth on the Preliminary Statement shall be conclusive for the purposes of calculating the Purchase Price, but the Final Net Working Capital and any resulting adjustment to the Purchase Price contemplated by Section 1.3(c) shall be determined in accordance with the provisions of Section 1.3(b). The Preliminary Statement and the determinations and calculations contained therein shall be prepared in accordance with this Agreement, including Section 1.3(d).

(b) Final Net Working Capital.

(i) Within seventy-five (75) calendar days after the Closing Date, Buyer shall prepare and deliver to the Representative a reasonably detailed statement (the “Closing Statement”) setting forth, along with the related calculations, Buyer’s good faith determination of the actual amount of Closing Net Working Capital, together with copies of such documentation used in the calculations thereof as may be reasonably requested by the Representative to allow the Representative and its advisors to review such calculations and the related adjustments to the Purchase Price contemplated by Section 1.3(c). The Closing Statement and the determinations and calculations contained therein shall be prepared in accordance with this Agreement, including Section 1.3(d).

(ii) Within twenty (20) calendar days following receipt by the Representative of the Closing Statement, the Representative shall deliver written notice (an “Objection Notice”) to Buyer of all disputes, if any, the Representative may have with respect to the preparation of the Closing Statement, which Objection Notice shall specify those amounts, determinations or calculations set forth in the Closing Statement that the Representative disputes and shall set forth the Representative’s proposed adjustment to each such disputed amount, determination or calculation. If the

Representative does not timely deliver an Objection Notice with respect to the Closing Statement within such twenty (20) calendar day period, the Closing Statement (including each amount, determination and calculation contained therein) will be deemed to be final, conclusive and binding on the parties. If an Objection Notice is timely delivered within such twenty (20) calendar day period, Buyer and the Representative shall use commercially reasonable efforts to resolve each dispute raised therein (each, an “Objection”). All Objections that are so resolved in writing between the parties shall be final, conclusive and binding on the parties.

(iii) The parties hereto agree that:

(A) If Buyer and the Representative fail to resolve any Objections within twenty (20) calendar days after the Representative delivers an Objection Notice, then Buyer and the Representative shall jointly, and as promptly as practicable, engage an Accounting Firm (acting as an expert and not an arbitrator) to resolve, in accordance with this Agreement (including Section 1.3(d)), only those Objections that remain in dispute (the “Objection Items”). The terms of engagement of the Accounting Firm shall be as mutually agreed upon between Buyer, on the one hand, and the Representative, on the other hand. Buyer and the Representative shall cooperate with the Accounting Firm in all reasonable respects, but no party hereto will have ex parte meetings, teleconferences or other correspondence with the Accounting Firm.

(B) Buyer and the Representative shall use commercially reasonable efforts to cause the Accounting Firm to, as promptly as practicable following the engagement of the Accounting Firm (but in any event within thirty (30) calendar days following such engagement), deliver to Buyer and the Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination, and such determination to be based solely on information provided to the Accounting Firm by Buyer and the Representative and not by independent review or development) of each Objection Item, which determination (i) shall be within the range of disputes between the Closing Statement and the Objection Notice, such that the Accounting Firm may not assign a value to any Objection Item greater than the greatest value for such Objection Item claimed by any party hereto nor less than the smallest value for such Objection Item claimed by any party hereto; (ii) shall be made strictly in accordance with the accounting procedures set forth in this Agreement (including Section 1.3(d)) without exception; and (iii) shall be (1) the exclusive remedy of the parties with respect to any disputes arising with respect to the calculation of Closing Net Working Capital or any adjustment to the Purchase Price contemplated by Section 1.3(c), and (2) final, conclusive and binding on the parties, and judgment may be entered on such determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(C) The Accounting Firm shall only make determinations with respect to the Objection Items, provided, that the scope of the disputes to be resolved by the Accounting Firm shall in all cases be limited to whether the Closing Statement and the amounts, calculations and determinations therein were accurate and prepared in accordance with this Agreement (including Section 1.3(d)), and the Accounting Firm is not authorized or permitted to make any other determination.

(D) Buyer, on the one hand, and the Stockholders, on the other hand, shall each pay their own fees and expenses and the Party that has proposed figures that are the subject matter of the disagreement and which figures differ the most (in the aggregate) from the determination by the Accounting Firm shall bear the costs and charges of the Accounting Firm’s review and report; provided, that no Stockholder shall be required to bear any amount of such fees in excess of such Stockholder’s Pro Rata Basis with respect to such amount.

(c) Adjustments.

(i) If there is a Final Net Working Capital Surplus in an amount of not less than $10,000, then, within three (3) Business Days after the date on which the Final Net Working Capital is finally and conclusively determined in accordance with this Agreement, Buyer shall deliver or cause to be delivered to the Escrow Agent, to be held by the Escrow Agent in the Escrow Fund, cash constituting an amount equal to such Final Net Working Capital Surplus. Any amounts so delivered to the Escrow Agent pursuant to this Section 1.3(c)(i) shall be deemed to be an increase of the General Escrow Amount, and shall constitute part of the Escrow Fund, for all purposes of this Agreement.

(ii) If there is a Final Net Working Capital Deficiency in an amount of not less than $10,000, then, within three (3) Business Days after the date on which the Final Net Working Capital is finally and conclusively determined in accordance with this Agreement, the parties shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to Buyer a portion of the General Escrow Amount equal to such Final Net Working Capital Deficiency.

(iii) Any payment made pursuant to Section 1.3 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

(d) Accounting Procedures. Exhibit B sets forth a statement (the “Reference Statement”) agreed to by Buyer, the Representative, and the Stockholders setting forth the specific line items used (or to be used) in, and illustrating as of August 31, 2015, the calculation of (i) Current Assets, (ii) Current Liabilities (including with respect to each item of Unpaid Company Transaction Expenses) and (iii) Net Working Capital, in each case prepared and calculated in accordance with this Agreement and the Agreed Accounting Policies and Principles. For all purposes hereunder, the Preliminary Statement and Closing Statement and all determinations and calculations by any Person (including the Accounting Firm) of Current Assets, Current Liabilities or any Net Working Capital Amount shall in all circumstances be prepared and calculated strictly in accordance with the manner of determination and calculation (as applicable) as shown on the Reference Statement using the same line items, accounting principles, practices, procedures, policies and methods (with consistent classifications, elections, inclusions, exclusions and valuation and estimation methodologies)

used and applied in preparing the Reference Statement without deviation or exception in any manner, or for any reason, whatsoever; provided that such calculations and determinations: (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, and (ii) shall calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month.

Section 1.4 Contingent Payments.

(a) Buyer agrees to make an additional payment or payments to the Stockholders of the amounts set forth opposite the Stockholders’ respective names on Exhibit C, as applicable, up to a maximum of $10,000,000 in the aggregate, in each case in accordance with and subject to the conditions and limitations provided in this Section 1.4 and in Exhibit C (the “Contingent Purchase Price”).

(b) Buyer agrees to make an additional payment or payments to the Key Personnel named on Exhibit C of the amounts set forth opposite such Key Personnel’s respective names on Exhibit C, as applicable, up to a maximum of $5,000,000 in the aggregate, in each case in accordance with and subject to the conditions and limitations provided in this Section 1.4 and in Exhibit C (the “Contingent Key Personnel Payments”).

(c) Within thirty (30) calendar days after each Contingent Payment Determination Date, the Buyer shall prepare and deliver to the Representative a Contingent Payment Statement for the applicable Contingent Payment Period. Buyer shall promptly provide to the Representative copies of the documentation used in the calculations of the amounts set forth on the Contingent Payment Statement as may be reasonably requested by the Representative to allow the Representative and its advisors to review such calculations.

(d) The Representative shall deliver to the Buyer, by the applicable Contingent Payment Objection Deadline Date, either (i) a notice stating that the Representative accepts the applicable Contingent Payment Statement, or (ii) a reasonably detailed statement, along with the related calculations, describing the Representative’s objections to such Contingent Payment Statement (a “Contingent Payment Objection Notice”). If the Representative delivers to the Buyer a notice accepting the Contingent Payment Statement, or the Representative does not deliver a Contingent Payment Objection Notice by the applicable Contingent Payment Objection Deadline Date, then, effective as of either the date of delivery of such notice of acceptance or as of the close of business on the applicable Contingent Payment Objection Deadline Date, the Contingent Payment Statement shall be deemed to be a Final Contingent Payment Statement.

(e) If the Representative timely objects to a Contingent Payment Statement, such objections shall be resolved as follows:

(i) The Buyer and the Representative shall first use their good faith efforts to resolve such dispute between themselves.

(ii) If the Buyer and the Representative are unable to resolve all of the objections set forth on the Representative’s statement of objections within thirty (30) calendar days after delivery of a Contingent Payment Objection Notice, then any remaining items in dispute (the “Unresolved Contingent Objections”) shall be resolved by the Buyer and the Representative jointly, as promptly as practicable, by engaging an Accounting Firm (acting as an expert and not an arbitrator) to resolve, in accordance with this Agreement, only the Unresolved Contingent Objections. The terms of engagement of the Accounting Firm shall be as mutually agreed upon between Buyer, on the one hand, and the Representative, on the other hand. Buyer and the Representative shall cooperate with the Accounting Firm in all reasonable respects, but no Party hereto will have ex parte meetings, teleconferences or other correspondence with the Accounting Firm.

(A) Buyer and the Representative shall use commercially reasonable efforts to cause the Accounting Firm to, as promptly as practicable following the engagement of the Accounting Firm (but in any event within thirty (30) calendar days following such engagement), deliver to Buyer and the Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination, and such determination to be based solely on information provided to the Accounting Firm by Buyer and the Representative and not by independent review or development) of each Unresolved Contingent Objections, which determination (i) shall be within the range of disputes between the Contingent Payment Statement and the Contingent Payment Objection Notice, such that the Accounting Firm may not assign a value to any Unresolved Contingent Objection greater than the greatest value for such Unresolved Contingent Objection claimed by any Party hereto nor less than the smallest value for such Unresolved Contingent Objection claimed by any Party hereto; (ii) shall be made strictly in accordance with the accounting procedures set forth in this Agreement without exception; and (iii) shall be final, conclusive and binding on the parties, and judgment may be entered on such determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced.

(B) The Accounting Firm, to the extent engaged in connection with any Unresolved Contingent Objections contemplated by this Section 1.4 shall only make determinations with respect to the Unresolved Contingent Objections, provided, that the scope of the disputes to be resolved by the Accounting Firm shall in all cases be limited to whether the Contingent Payment Statement and the amounts, calculations and determinations therein were accurate and prepared in accordance with this Agreement, and the Accounting Firm is not authorized or permitted to make any other determination.

(C) Buyer, on the one hand, and the Stockholders, on the other hand, shall each pay their own fees and expenses and the Party that has proposed figures that are the subject matter of the disagreement and which figures differ the most (in the aggregate) from the determination by the Accounting Firm shall bear the costs and charges of the Accounting Firm’s review and report; provided, that no Stockholder shall be required to bear any amount of such fees in excess of such Stockholder’s Pro Rata Basis with respect to such amount.

(iii) The determination of the Accounting Firm as to a Contingent Payment Statement (and the amounts therein) shall be binding and conclusive upon all Parties, and such Contingent Payment Statement shall be deemed to be a Final Contingent Payment Statement. The Parties agree that the procedures set forth in this Section 1.4(e) for resolving disputes with respect to Contingent Payment Statements shall be the sole and exclusive method for resolving any such disputes; provided, that a judgment on the determination made by the Accounting Firm pursuant to this Section 1.4(e) may be entered in and enforced by any court having jurisdiction thereover.

(f) Except as otherwise provided in this Section 1.4(f) or as provided in Section 1.4(g) below, on the date of the first regularly-scheduled payroll following the fifteenth (15th) calendar day after the determination of a Final Contingent Payment Statement pursuant to Section 1.4(d) or Section 1.4(e), as applicable, Buyer shall pay the amount of any Contingent Purchase Price and/or Contingent Key Personnel Payment due and payable to the Stockholders and/or Key Personnel listed on Exhibit C, as applicable, and with respect to the applicable Contingent Payment Period in accordance with the Contingent Payment Schedule attached hereto as Exhibit C; provided however, that a Stockholder or Key Personnel shall be entitled to the applicable portion of a Contingent Purchase Price payment made pursuant to this Section 1.4 and Exhibit C (a “Contingent Purchase Price Payment”) or Contingent Key Personnel Payment (other than with respect to the First Contingent Installment), as applicable, only if such Stockholder or Key Personnel is Personnel in Good Standing as of the applicable date of a Final Contingent Payment Statement; provided, further, that the Second Key Personnel Installment shall be paid no later than December 31, 2017. In the event any Stockholder or Key Personnel is not Personnel in Good Standing as of the applicable date of a Final Contingent Payment Statement with respect to (i) the Second Contingent Installment, (ii) the First Key Personnel Installment, or (iii) the Second Key Personnel Installment (but not with respect to the First Contingent Installment), as applicable, including because such individual never became an employee of or consultant to the Buyer effective as of the Closing due to a Failed Background Check or the refusal of such individual to accept post-Closing employment or to enter into a consulting relationship with the Buyer following the Closing (in each case, a “Forfeiting Individual”), (A) the amount of any Second Contingent Installment or Second Key Personnel Installment set forth on Exhibit C hereto and otherwise payable to such Forfeiting Individual shall not be reapportioned among the remaining Stockholders or Key Personnel then eligible to receive a Contingent Purchase Price Payment or a Contingent Key Personnel Payment and shall not be paid to any Stockholder or Key Personnel, and (B) Exhibit C hereto will be deemed amended to remove such person from any applicable list therein. Without limiting the foregoing, in the event any Key Personnel is not Personnel in Good Standing as of the applicable date of a Final Contingent Payment Statement with respect to the First Key Personnel Installment (each such person being “Forfeiting Key Personnel”), the amount of the First Key Personnel Installment set forth on Exhibit C hereto and otherwise payable to such Forfeiting Key Personnel shall not be paid to such Key Personnel and shall instead be reapportioned among the remaining Key Personnel then eligible to receive a portion of the First Key Personnel Installment and shall be paid to such remaining eligible Key Personnel in proportion to the relative amounts of their payments of such First Key Personnel Installment specified in Exhibit C, and Exhibit C hereto will be deemed amended to remove such Forfeiting Key Personnel from any applicable list therein and to reapportion the payments among such remaining eligible Key Personnel. Any amount of the First Contingent Installment payable to the Stockholders in accordance with the terms hereof shall be treated as payments in connection with an “installment sale” within the meaning of Section 453 of the Code, shall not be processed through the Company’s payroll and shall be paid to the Stockholders via wire transfer of immediately available funds. The Second Contingent Installment and the Contingent Key Personnel Payments shall be treated as employment compensation to the applicable Stockholder or Key Personnel, and processed through payroll.

(g) In the case of a claim or claims by one or more Buyer Indemnified Parties (i) for indemnification pursuant to (A) Section 9.2(a) with respect to a breach of a Key Representation (other than Section 2.15), (B) Section 9.2(b) – Section 9.2(g), or (C) Section 9.2(k) (but in the case of Section 9.2(k) only to the extent the applicable Damages arise from defending any Third-Party Claim alleging the occurrence of facts or circumstances that, if true, regardless of the outcome of such defense, would entitle a Buyer Indemnified Party to indemnification pursuant to Section 9.2(a) (solely with respect to breaches of Key Representations other than Section 2.15) or any of Section 9.2(b) – Section 9.2(g)), or (ii) in connection with any intentional or willful breaches of this Agreement or actual fraud or intentional misrepresentation by the Company (prior to the Closing) or by the Stockholders or the Representative, in the event such claim or claims remain unresolved when a Contingent Installment becomes otherwise due and payable, the Buyer shall be entitled to withhold from the applicable Contingent Purchase Price Payments, the lesser of (1) the amount of the underlying claim or claims and (2) the amount equal to the Contingent Purchase Price Payments otherwise payable. Upon the resolution of such claim or claims in accordance with Section 9.4 or Section 9.5, as applicable, or otherwise, any amount of Contingent Purchase Price Payments due and payable by the Buyer (less any amount offset in accordance with Section 9.6 and this paragraph above) to the Stockholders and/or the Key Personnel shall be paid by the Buyer on the date of the first regularly-scheduled payroll following the fifteenth (15th) calendar day after the resolution of such claim or claims by, at the option of the Buyer, check or wire transfer of immediately available funds or inclusion in such regularly-scheduled payroll.

(h) The Contingent Payments shall represent only a right to receive a cash payment from the Buyer, subject to the terms set forth herein. No Contingent Payment shall be deemed an interest in any security, shall possess any attributes of capital stock or shall entitle the holder thereof to any rights of any kind other than as specifically set forth herein. Each Contingent Payment is personal to the Stockholder or Key Personnel, as applicable, and shall remain nontransferable for any reason other than by operation of Law or by will or the Laws of descent and distribution; provided, that in the event of such permitted transfer of a Contingent Payment by a Stockholder or Key Personnel, such Contingent Payment shall be due and payable to such transferee only to the extent due and payable to such transferring Stockholder or Key Personnel, as applicable, in accordance with this Section 1.4 (including Section 1.4(f)). Any attempted assignment, pledge, hypothecation, transfer or other disposition of any Contingent Payment, or any portion thereof or interest therein, by a Stockholder or Key Personnel (other than as set forth in the immediately preceding sentence) shall be null and void.

(i) Buyer shall not take, and shall cause the Company and Buyer’s other Affiliates to refrain from taking, any action for the primary purpose of reducing any Contingent Purchase Price Payment or Contingent Key Personnel Payment.

Section 1.5 Representative.

(a) In order to efficiently administer the transactions contemplated hereby, the Stockholders hereby designate the Representative as their representative, attorney-in-fact and agent for all purposes set forth herein and hereby exclusively authorize the Representative to:

(i) take all actions required or permitted by, and exercise all rights granted to, the Representative in this Agreement or the Escrow Agreement;

(ii) review all Contingent Payment Statements, deliver any Contingent Payment Objection Notice and discuss, negotiate, resolve and fully and finally settle on behalf of the Stockholders or Key Personnel, as applicable, any disputes with respect to the determination of each Final Contingent Payment Statement and the final determination of the amounts therein pursuant to Section 1.4;

(iii) review the Closing Statement, deliver any Objection Notice with respect thereto, and discuss, negotiate, resolve and fully and finally settle on behalf of the Stockholders, any Objection Items or other disputes with respect to the determination of Closing Net Working Capital and the final determination of any adjustment to the Purchase Price pursuant to Section 1.3;

(iv) take all action necessary in connection with the waiver of any condition to the obligations of the Company or the Stockholders to consummate the transactions contemplated hereby;

(v) discuss, negotiate, resolve and fully and finally settle on behalf of the Stockholders any claims for indemnification by any Buyer Indemnified Party pursuant to this Agreement;

(vi) give and receive notices and communications to or from Buyer (on behalf of itself or any other Buyer Indemnified Party) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby;

(vii) receive and accept service of legal process in connection with any claim or other proceeding against the Stockholders or the Company arising under this Agreement or the Escrow Agreement;

(viii) negotiate, undertake, compromise, defend, resolve and settle any suit, proceeding or dispute under this Agreement or the Escrow Agreement on behalf of the Stockholders; execute and deliver all agreements, certificates and documents required or deemed appropriate by the Representative in connection with any of the transactions contemplated by this Agreement (including executing and delivering the Escrow Agreement);

(ix) execute and deliver all agreements, certificates and documents required or deemed appropriate by the Representative in connection with any of the transactions contemplated by this Agreement (including executing and delivering the Escrow Agreement);

(x) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by this Agreement or the Escrow Agreement;

(xi) agree to and approve of modifications or amendments to this Agreement or to the Escrow Agreement, and executing and delivering agreements of such modification or amendment;

(xii) take all other actions (including defending or enforcing any actions, and to make, deliver and sign any certificate, notice, consent or instrument required or permitted to be made or delivered under this Agreement or under the documents referred to in this Agreement) necessary or appropriate in the reasonable judgment of the Representative in connection with any transaction contemplated hereunder or for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.

(b) Joseph Siegrist hereby accepts his appointment as the initial Representative.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Stockholders and shall be final, binding and conclusive upon each such Stockholder; and Buyer, each Buyer Indemnified Party and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Stockholder. Buyer, each Buyer Indemnified Party and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Representative.

(d) The Representative shall not be liable to any Stockholder for any act done or omitted under this Agreement, the Escrow Agreement, any other Ancillary Agreement or certificate or instrument contemplated hereunder while acting in good faith, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Each Stockholder, severally and not jointly, in accordance with his Pro Rata Basis, shall indemnify the Representative and hold it harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of its duties under this Agreement, the Escrow Agreement, any other Ancillary Agreement or certificate or instrument contemplated hereunder. To the extent that any distributions of the Escrow Amount are being made to the Stockholders pursuant to the terms of the Escrow Agreement, the Representative may, upon written notice to Buyer and the Stockholders, receive reimbursement from the Stockholders directly out of any such distributions that are being made to the Stockholders for any and all expenses, charges and liabilities, including attorneys’ fees, reasonably incurred by the Representative in the performance or discharge of his rights and obligations under this Agreement; provided, however, that neither Buyer nor the Company shall have any liability with respect to such items.

(e) The Stockholders hereby agree that:

(i) remedies available at Law for any breach of the provisions of this Section 1.5 are inadequate; therefore, the Buyer shall be entitled to temporary and permanent injunctive relief without the necessity of proving damages if the Buyer brings an action to enforce the provisions of this Section 1.5; and

(ii) the provisions of this Section 1.5 shall be binding upon the executors, heirs, legal representatives, personal representatives, successors and permitted assigns of the Buyer, the Representative, and each Stockholder, and any references in this Agreement to a Stockholder or the Stockholders shall mean and include the successors to the Stockholders’ rights hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

(f) The Stockholders and Buyer acknowledge and agree that the Representative can be removed and/or replaced upon the affirmative written consent of Stockholders holding a majority of the aggregate Pro Rata Basis percentages set forth on Exhibit A hereto, upon not less than ten (10) days’ prior written notice to Buyer. Upon the due removal and/or replacement of the Representative, Buyer and the newly appointed Representative shall provide prompt written notice to the Escrow Agent concerning such replacement.

Section 1.6 Escrow. At the Closing, the Representative, Buyer and the Escrow Agent shall execute the Escrow Agreement. Pursuant to Section 1.2(b) of this Agreement, an amount in cash equal to (i) $15,000,000 (the “General Escrow Amount”) plus (ii) $8,000,000 (the “Special Escrow Amount”) shall be withheld from the Base Purchase Price payable to, and therefore shall not be paid to, the Stockholders at the Closing (such withholding to be made on a Pro Rata Basis with respect to each Stockholder), but instead shall be delivered to the Escrow Agent to be held by the Escrow Agent in two or more dedicated escrow accounts (collectively, the “Escrow Fund”), with the Special Escrow Amount being held in a separate escrow account from the General Escrow Amount, as security for the indemnification obligations of the Stockholders provided for in ARTICLE IX pursuant to the terms of the Escrow Agreement and shall be disbursed in accordance with the terms thereof.

Section 1.7 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place via electronic exchange of documents, on or prior to the third (3rd) Business Day following satisfaction or waiver of all of the closing conditions set forth in ARTICLE VIII hereof (other than those to be satisfied at the Closing) or on such other date as is mutually agreeable to Buyer and the Representative. The date of the Closing is herein referred to as the “Closing Date.” The Closing shall be deemed to occur at 5:00 p.m. Boston time on the Closing Date.

Section 1.8 Withholding Rights. Each of the Buyer, the Company and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to any provision of this Agreement (or any other document referred to herein) to any Person such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Law. To the extent that amounts are so withheld by the Buyer, the Company or the Escrow Agent, such withheld amounts shall be treated for all purposes of this Agreement (and each other document referred to herein) as having been paid to the Persons in respect of which such deduction and withholding was made. Prior to Closing, the parties hereto agree to provide Buyer and the Company, and the Escrow Agent IRS Forms W-8 or W-9, or such other forms relating to United States federal or other applicable withholding obligations as may be applicable, as Buyer, the Company or the Escrow Agent may reasonably request. For the avoidance of doubt, to the extent any amounts are required to be so withheld from any distributions from the Escrow Fund, such amounts required to be withheld may be distributed to Buyer (or an entity designated by Buyer) to enable Buyer (or any such designated entity) to comply with its withholding obligations (including any obligations of the Company). Buyer, the Company, or the Escrow Agent, as the case may be, shall pay over to the appropriate Governmental Entity amounts withheld under this Section 1.8.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE

STOCKHOLDERS

The Company and each of the Stockholders represent and warrant to Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this ARTICLE II are true and correct, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date):

Section 2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in corporate good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business under the Laws of each jurisdiction listed on Section 2.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature and operation of the Company’s businesses or the ownership or leasing of its properties requires such qualification. The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and in which it presently proposes to engage, and to own and use the properties owned and used by it. The

Company has furnished to the Buyer complete and accurate copies of the Company’s certificate of incorporation and by-laws, each as amended to date and in effect (collectively, the “Organizational Documents”). The Company is not in default under or in violation of any provision of the Organizational Documents. Except as set forth on Section 2.1 of the Disclosure Schedule, the Company has not at any time conducted any business under or otherwise used for any purpose in any jurisdiction any fictitious name, assumed name, “d/b/a”, trade name or other name.

Section 2.2 Capitalization.

(a) The authorized capital stock of the Company consists of 1,500 shares of Common Stock, all of which shares are issued and outstanding. Section 2.2(a) of the Disclosure Schedule sets forth the name and address of record of each Stockholder and the number and type of Shares owned beneficially and of record by each Stockholder.

(b) The Company has never approved or maintained any stock option plan or other stock or equity related incentive plan. Except as set forth on Section 2.2(b) of the Disclosure Schedule, there are no outstanding options, warrants, instruments, rights (whether direct or indirect, and including conversion or preemptive rights, rights of first refusal, registration rights (including piggyback rights) or rights of first offer), proxy or stockholder agreements, or other agreements or instruments of any kind, including convertible debt instruments, for the purchase or acquisition of any shares of capital stock of the Company or any other equity securities in the Company. The Company is not a party or subject to any Contract and, to the Knowledge of the Company, there is no Contract between any other persons, (i) that affects or relates to the voting of any Shares, (ii) with respect to the issuance, sale or transfer of Shares, (iii) relating to the registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Shares, or (iv) requiring the Company to repurchase, redeem or otherwise acquire any Shares.

(c) All of the issued and outstanding shares of Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, and (ii) were issued (A) in compliance with the Organizational Documents, (B) in compliance in all material respects with all Contracts to which the Company was a party at the time of each such issuance, and (C) in compliance in all material respects with all applicable state and federal laws concerning the issuance of Shares.

(d) No dividends or other Distributions are currently accrued or declared and unpaid with respect to any shares of capital stock or other securities of the Company.

Section 2.3 Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the Ancillary Agreements, the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement and all Ancillary Agreements have been or will be as of the Closing

Date duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto (other than the Company), constitute or will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject, in the case of enforceability, to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy and Equitable Remedies Exception”).

Section 2.4 Noncontravention. Except as set forth on Section 2.4 of the Disclosure Schedule, neither the execution and delivery by the Company of this Agreement or any Ancillary Agreement, nor the performance by the Company of its obligations hereunder or thereunder, nor the consummation by the Company of the Transactions, will (a) conflict with or violate any provision of the Organizational Documents, each as amended or restated to date, (b) require on the part of the Company or any Stockholder any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) materially conflict with, result in a material breach of, constitute (with or without due notice or lapse of time or both) a material default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Company is a party or by which the Company is bound or to which any of the assets of the Company are subject, (d) result in the imposition of any Security Interest upon any assets of the Company or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets.

Section 2.5 Subsidiaries. The Company does not have, and has never had, any Subsidiaries.

Section 2.6 Financial Statements.

(a) Section 2.6 of the Disclosure Schedule sets forth the audited balance sheets of the Company as of December 31, 2014 and December 31, 2013, and the related audited statements of income, cash flows, and changes in shareholders’ equity for the fiscal years then ended, and the unaudited balance sheet of the Company as of August 31, 2015 (the “Most Recent Balance Sheet Date”), and the related unaudited statements of income, cash flows, and changes in shareholders’ equity for the eight (8) month period then ended (collectively, the “Company Financials”). Except as set forth on Section 2.6 of the Disclosure Schedule, the Company Financials have been prepared from the books and records of the Company and in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and consistent with each other, except for the absence of footnotes and, in the case of the Company Financials as of August 31, 2015, subject to normal year-end adjustments that are not material in amount or nature. The Company Financials fairly present, in all material respects, the financial position, results of operations, changes in shareholders’ equity and cash flows of the Company as of the dates and for the periods indicated therein.

(b) The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets, (iii) access to assets of the Company is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(c) Neither the Company nor, to the Company’s Knowledge, any officer, director, employee, auditor, accountant, legal counsel, or representative of the Company has (i) received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim regarding the integrity of the Company Financials, or (ii) provided or threatened to provide information to any Governmental Entity regarding the commission of any crime or the violation of any Law applicable to the Company or any part of its operations. To the Company’s Knowledge, there have been no instances of fraud by or within the Company during any period covered by the Company Financials.

Section 2.7 Absence of Certain Changes. Except as set forth on Section 2.7 of the Disclosure Schedule, since the Most Recent Balance Sheet Date there has not been, occurred or arisen any:

(a) transaction by the Company, except in the Ordinary Course of Business and in an amount not in excess of $25,000 individually or $50,000 in the aggregate for any series of related transactions;

(b) amendments or changes to the Organizational Documents;

(c) (i) declaration, setting aside, establishing a record date for, payment, or distribution of any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) to the Stockholders, or (ii) distribution, or issuance or authorization of the issuance of any securities of the Company or any rights in respect of, in lieu of or in substitution for, any of the forgoing;

(d) capital expenditure or capital commitment by the Company in any amount in excess of $25,000 individually or $50,000 in the aggregate;

(e) payment, discharge or satisfaction, in any amount in excess of $25,000 in any individual case or $50,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company), other than payments, discharges or satisfactions in the Ordinary Course of Business or reserved against in the Most Recent Balance Sheet;

(f) (i) failure to pay accounts payable when due or any delay in payment thereof or any renegotiation thereof, (ii) request by the Company to accelerate the payment of any accounts receivable or (iii) change to or deviation from the Company’s cash management practices, in each case except in the Ordinary Course of Business;

(g) destruction of, damage to or loss of any material assets of the Company (whether or not covered by insurance), or termination or suspension of (A) any material business or (B) any customer of the Company that has purchased products or services of the Company in an aggregate amount of at least $50,000 in the twelve (12) months prior to the Most Recent Balance Sheet Date;

(h) work stoppage, labor strike or other labor trouble, or any action, suit, claim, demand, labor dispute or grievance relating to any labor, employment and/or safety matter involving the Company, including charges of wrongful dismissal or discharge, discrimination, wage and hour violations, or other unlawful labor and/or employment practices or actions;

(i) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company, or revaluation by the Company of any of its assets, including the writing down of the value of inventory or writing off of notes or accounts receivable, except in the Ordinary Course of Business;

(j) new, change in, or revocation of any material Tax election, settlement or compromise of any claim, notice, audit report or assessment in respect of material Taxes, filing of any amended Tax Return, entrance into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, surrender of any right to claim a Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(k) (i) increase in the salary or other compensation (of any type or form) payable or to become payable by the Company to any of its employees, consultants, contractors, or advisors (except for such increases in the Ordinary Course of Business solely with respect to employees who are not a Stockholder or Key Personnel), or (ii) modification of any Company Benefit Plan or entry into any plan, agreement or arrangement that constitutes a Company Benefit Plan (including under any profit sharing, management by objectives, incentive, gain-sharing, competency or performance plan), or modification or waiver of any of the terms or conditions thereof or the performance or other criteria or condition to payment or earning of any compensation or benefits thereunder, or (iii) declaration, payment, commitment, approval of, or undertaking of an obligation of any other kind for the payment by the Company of a bonus, commission or other additional compensation or employee benefits to any such Person (except for such payments in the Ordinary Course of Business solely with respect to employees who are not a Stockholder or Key Personnel and which are not material in amount individually or in the aggregate);

(l) employee hirings, terminations, redundancies and/or layoffs, excluding termination of employees with poor performance ratings or for cause;

(m) entering into of any material agreement by the Company, or any termination, extension, amendment or modification of any material agreement by the Company, or any waiver, release or assignment of any material rights or claims thereunder, in each case except in the Ordinary Course of Business or involving amounts not greater than $25,000 in any individual case or $50,000 in the aggregate;

(n) sale, lease, license, abandonment, dedication to the public or other disposition of any of the material assets or properties of the Company (including any Company Intellectual Property but excluding non-exclusive licenses of Company Intellectual Property granted by the Company to its customers in the Ordinary Course of Business pursuant to the Company’s standard form of customer agreement without modification), or creation of any Security Interest in such assets or properties;

(o) loan by the Company to any Person, or incurrence by the Company of any Indebtedness, except for advances to employees for travel and business expenses in the Ordinary Course of Business;

(p) waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company, except in the Ordinary Course of Business or involving amounts less than $25,000 in any individual case or $50,000 in the aggregate;

(q) commencement or written threat of commencement of any Legal Proceeding against or investigation of the Company or its affairs, or commencement of any Legal Proceeding by the Company, or settlement of any lawsuit, proceeding or investigation (regardless of the party initiating the same);

(r) purchase or other acquisition of any Intellectual Property or the entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Intellectual Property of any Person (other than off the shelf shrink wrap, click through or similar licenses for commercially available software (excluding open source software licenses), in each case with no recurring license fee);

(s) entering into any Contract, or modification to any Contract, pursuant to which any Person was granted marketing, distribution, development, or similar rights of any type or scope with respect to any Customer Offering or Contemplated Customer Offering;

(t) event, occurrence, change, effect or condition of any character that, individually or in the aggregate, has had or reasonably would be expected to have a Company Material Adverse Effect; or

(u) agreement by the Company to do any of the things described in the preceding clauses (a) through (t) (other than negotiations with Buyer and its representatives regarding the Transactions).

Section 2.8 Undisclosed Liabilities, Payables, and Receivables.

(a) The Company does not have any Liability, except for (i) Liabilities set forth in Section 2.8(a) of the Disclosure Schedule, (ii) Liabilities not required to be set forth on a balance sheet prepared in accordance with GAAP, (iii) Liabilities shown on the Most Recent Balance Sheet, and (iv) Liabilities that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and which are not material in amount either individually or in the aggregate. The Company has no “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

(b) Section 2.8(b) of the Disclosure Schedule sets forth a complete and accurate list of (i) all accounts payable of the Company as of the date of this Agreement and the aging thereof, and (ii) any customer deposits or other deposits held by the Company as of the date of this Agreement. All outstanding accounts payable of the Company represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the Company, and the Company has not delayed or otherwise deferred the payment of any such obligations or accounts payable outside of the Ordinary Course of Business.

(c) The Company has not at any time: (i) made a general assignment for the benefit of creditors; (ii) filed, or had filed against it, any bankruptcy petition or similar filing; (iii) suffered the attachment or other judicial seizure of any material assets or an material portion of its assets; (iv) admitted in writing its inability to pay its debts as they become due; or (v) been convicted of, or pleaded guilty or no contest to, any felony.

(d) Section 2.8(d) of the Disclosure Schedule sets forth a complete and accurate list of the accounts receivable of the Company as of the date hereof, showing the aging thereof. All such accounts receivable (i) represent bona fide transactions that arose in the Ordinary Course of Business, and (ii) to the Company’s Knowledge, are valid receivables subject to no setoffs or counterclaims and (iii) to the Company’s Knowledge, are collectible (within ninety (90) days after the date on which it first became due and payable), net of a reserve for bad debts related to such accounts receivable in an amount consistent with past practices and proportionate to the reserve shown on the Most Recent Balance Sheet. The Company has not received any written notice from an account debtor stating that, nor does the Company have Knowledge of specific facts that provide a reason to believe that, any account receivable in an amount in excess of $10,000 is subject to any contest, claim or setoff by such account debtor or that such account debtor does not intend to pay such account receivable. The Company has not taken any actions to accelerate the collection of any accounts receivable, whether by granting any discount or other concession or otherwise.

Section 2.9 Indebtedness. Except for Indebtedness reflected on the Most Recent Balance Sheet or as set forth in Section 2.9 of the Disclosure Schedule, the Company does not have any Indebtedness outstanding. The Company is not in default with respect to any outstanding Indebtedness or any Contract or instrument relating thereto, nor does any Circumstance exist which, with the passage of time or giving of notice, or both, would result in a default with respect to any Contract or instrument with respect to any Indebtedness, and no such Indebtedness or any Contract or instrument relating thereto purports to limit the issuance or transfer of any securities by the Company or the operation of the Company’s business. Complete and correct copies of all instruments (including all amendments, supplements, waivers and consents) relating to any Indebtedness of the Company have been furnished to Buyer.

Section 2.10 Tax Matters.

(a) Except as set forth in Section 2.10(a) of the Disclosure Schedule, the Company has properly filed with the appropriate Governmental Entity on a timely basis all Income Tax Returns and all other Tax Returns that it was required to file, and all such Tax Returns (including the amount of all Tax Assets reported therein) were true, correct and complete in all material respects. The Company is not and has never been a member of a group of corporations (other than the group which has the Company as its parent) with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. The Company has paid on a timely basis all Taxes that were due and payable by it, whether or not shown on any Tax Return. The unpaid Taxes of the Company as of the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet. Since the Most Recent Balance Sheet Date, the Company has not incurred any material liability for Taxes outside of the Ordinary Course of Business. The Company does not have any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company. The Company is not a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All Taxes that the Company was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been timely and properly paid to the appropriate Governmental Entity, and the Company has complied with all material information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party.

(b) The Company has delivered or made available to Buyer in the Data Room correct and complete copies of all Tax Returns of the Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired. The Company is not the subject of and has not submitted, received or requested (as applicable) any private letter rulings, revenue agent reports, information document requests, audit or examination reports, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests or any similar documents, submitted by, received by, or agreed to by or on behalf of the Company relating to Taxes for any taxable periods for which the statute of limitations has not yet expired. No examination or audit of any Tax Return of the Company by any Governmental Entity is currently in progress or, to the Knowledge of the Company, threatened or contemplated. No issues relating to Taxes of the Company were raised in any completed audit or examination that could reasonably be expected to result in a material amount of Taxes in a later taxable period. There are no matters under discussion with any Governmental Entity or Known to the Company with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Company. No deficiencies for Taxes of the Company have been claimed, proposed or assessed by any Governmental Entity. No claim within the last seven (7) years has been made by a Governmental Entity in a jurisdiction where the Company does not file a particular type of Tax Return or pay a particular type of Taxes that the Company is or may be required to file such Tax Return or pay such Taxes in that jurisdiction. The Company has not (x) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (y) requested or been granted any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (z) executed or filed any power of attorney with respect to Taxes with any Governmental Entity, in each case which waiver, extension or power of attorney remains in effect.

(c) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Laws) that are required to be taken into account by the Company in any period ending after the Closing Date as a result of transactions or events occurring or accounting methods employed up to the Closing.

(d) There is no limitation on the utilization by the Company of its net operating losses, built-in losses, Tax credits, Tax Assets, or similar items under Sections 382, 383 or 384 of the Code or comparable provisions of foreign state or local Tax Law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).

(e) The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) The Company has never distributed to its stockholders or security holders stock or Shares of a controlled corporation, nor has stock or Shares of the Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(g) The Company (i) is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes, (ii) has never been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Tax Law), and (iii) has never been a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code. The prices and terms for the provision of any property or services by or to the Company are arm’s length for purposes of any relevant transfer pricing laws, and related documentation required by such laws has been timely prepared or obtained and retained.

(h) Section 2.10(h) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company files a Tax Return and each jurisdiction that has sent written notices or communications of any kind requesting information relating to the Company’s nexus with such jurisdiction. Section 2.10(h) of the Disclosure Schedule lists all Tax Returns (and their respective due dates without regard to extensions) required to be filed by the Company for periods beginning before the Closing Date that will not be filed on or before the Closing Date.

(i) The Company has never engaged in a trade or business, had a permanent establishment (within the meaning of any applicable Tax treaty) or otherwise become subject to Tax jurisdiction in any country other than the United States.

(j) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date. None of the outstanding Indebtedness of the Company up to the Closing Date constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i), 163(l) or 279 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(k) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable. The Company does not own an interest in real property in any jurisdiction (i) in which a material amount of Tax is imposed, or the value of the interest is materially reassessed, on the transfer of an interest in real property resulting from the transactions contemplated by this Agreement or (ii) which treats the transfer of an interest (resulting from the transactions contemplated by this Agreement) in an entity that owns an interest in real property as a transfer of the interest in such real property.

(l) No holder of Common Stock holds any Common Stock that is non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(m) The Company has never engaged in any transaction that is or is substantially similar to a “reportable transaction” or “listed transaction” for purposes of Treasury Regulation sections 1.6011-4(b) or 301.6111-2(b)(2) or any analogous provision of state, local or foreign Tax Law. The Company has disclosed on its United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

Section 2.11 Assets.

(a) The Company is the true and lawful owner of, and has good title to, all of the assets (tangible or intangible, but excluding Company Owned Intellectual Property) purported to be owned by the Company, free and clear of all Security Interests. The Company owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted and as presently proposed by the Company to be conducted, which tangible assets are reflected in the Company Financials (other than to the extent disposed of in the Ordinary Course of Business). Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b) Section 2.11(b) of the Disclosure Schedule lists (i) all of the Company’s fixed assets (within the meaning of GAAP) having a unit cost equal to or greater than $5,000, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Most Recent Balance Sheet Date, and (ii) all other material assets of a tangible nature (other than inventories) of the Company.

Section 2.12 Owned Real Property. The Company does not own, and has never owned, any real property.

Section 2.13 Real Property Leases. Section 2.13(a) of the Disclosure Schedule lists all Leases. The Company has delivered to the Buyer complete and accurate copies of the Leases. With respect to each Lease:

(a) such Lease is legal, valid, binding, and enforceable against the Company and, to the Company’s Knowledge, each other party thereto in accordance with its terms and in full force and effect, subject, in the case of enforceability, to the Bankruptcy and Equitable Remedies Exception.

(b) there does not exist under any such Lease any material default by the Company or, to the Company’s Knowledge, by any other Person, or any event or fact that, with or without notice or lapse of time or both, would constitute a material default by the Company or, to the Company’s Knowledge, by any other Person.

(c) no notice or agreement to terminate such Lease has been served on the Company, or entered into by any Person with respect thereto, and to the Company’s Knowledge there are no matters or restrictions affecting the Leases or the properties and facilities leased thereunder that would reasonably be expected to interfere to any material extent with the continued use and occupancy by the Company of such properties and facilities.

(d) The Company is the holder of the tenant’s interest under the Leases and has not assigned the Leases or subleased all or any portion of the premises leased thereunder. Neither the Company nor any Person acting on the Company’s behalf has made any material alterations, additions or improvements to the premises leased under the Leases that are required to be removed at the termination of the applicable Lease term.

Section 2.14 Intellectual Property.

(a) Section 2.14(a) of the Disclosure Schedule lists all Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable, and all material unregistered Trademarks. All assignments of Company Registrations to the Company have been properly executed and recorded. All Company Registrations are valid, subsisting and enforceable, are currently in compliance with all formal legal requirements necessary to record and perfect the Company’s rights therein, and all issuance, renewal, maintenance and other payments that are or have become due as of the Closing Date with respect thereto have been timely paid by or on behalf of the Company. All Internal Systems that are material to the business of the Company are listed and described in Section 2.14(a) of the Disclosure Schedule.

(b) The Company Owned Intellectual Property, and to the Knowledge of the Company, the Company Licensed Intellectual Property, are not subject to any outstanding Order or agreement impairing, restricting or otherwise adversely affecting the Company’s Exploitation thereof or rights thereto, or that would impair the validity or enforceability thereof. Except as set forth in Section 2.14(b) of the Disclosure Schedule, there is no Legal Proceeding pending, asserted or to the Company’s Knowledge, threatened (i) against the Company concerning any Company Intellectual Property or the ownership, validity, registerability, enforceability or Exploitation of any Intellectual Property included in any Customer Offering or, to Company’s Knowledge, any Contemplated Customer Offering, or (ii) contesting, challenging or seeking to deny or restrict the ownership, validity, registerability or enforceability of, or the Company’s right to Exploit, any Company Owned Intellectual Property. The Company Owned Intellectual Property and, to the Knowledge of the Company, the Company Licensed Intellectual Property, are valid and enforceable.

(c) Each item of Company Intellectual Property will be owned or available for use by the Buyer or a Subsidiary of the Buyer following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. The Company is the sole and exclusive owner of all right, title and interest in the Company Owned Intellectual Property, free and clear of any Security Interests. The Company has a valid license to use the Company Licensed Intellectual Property in connection with the operation of the business of the Company as currently conducted by the Company and, to the Company’s Knowledge, as currently contemplated to be conducted by the Company. A true and complete list of all Customer Offerings is set forth in Section 2.14(c) of the Disclosure Schedule.

(d) The Company has taken all commercially reasonable measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part of the Company Intellectual Property.

(e) Except as set forth in Section 2.14(e) of the Disclosure Schedule, none of the Customer Offerings, the Contemplated Customer Offerings, or the Exploitation thereof by the Company or by any reseller, distributor, customer or user thereof, or the conduct of the business of the Company, or any other past or present activity of the Company, infringes or violates, or constitutes a misappropriation of, or has infringed or violated or constituted a misappropriation of, any Intellectual Property rights of any third party. The Company Intellectual Property constitutes all Intellectual Property used or held for use or necessary (i) to Exploit the Customer Offerings in the manner so done currently by the Company and, to the Company’s Knowledge, to Exploit the Contemplated Customer Offerings in the manner currently contemplated by the Company to be used by the Company, (ii) to Exploit the Internal Systems as they are currently used and currently contemplated by the Company to be used by the Company, and (iii) otherwise to conduct Company’ business in the manner currently conducted and currently contemplated by the Company to be conducted by the Company. Section 2.14(e) of the Disclosure Schedule lists all complaints, claims, requests, demands, notices or threats received by the Company from any Person (including any past or present customer, distributor, reseller, user, licensee or any other third party): (i) of any of the foregoing (including any notification that a license under any patent is or may be required), (ii) challenging the validity, enforceability, effectiveness, use or ownership by the Company of any Company Intellectual Property, (iii) to the effect that the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, or any other exercise of rights in any Company Intellectual Property by the Company, or by any past or present customer, distributor, reseller, user or licensee of the Company, infringes or misappropriates any Intellectual Property or other proprietary or personal right of any Person, or (iv) requesting or demanding indemnification or defense related to any of the foregoing; and the Company has provided to the Buyer copies of all such complaints, claims, notices, requests, demands or threats.

(f) Except as set forth in Section 2.14(f) of the Disclosure Schedule, to the Knowledge of the Company, no Person (including any current or former employee or consultant of the Company) or entity is infringing, violating or misappropriating any of the Company Owned Intellectual Property or any Company Licensed Intellectual Property that is exclusively licensed to the Company. The Company has provided to the Buyer copies of all written correspondence, complaints, claims, notices or threats that is has delivered to or asserted against a third party concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property.

(g) Section 2.14(g) of the Disclosure Schedule identifies each Contract pursuant to which the Company has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property (other than non-exclusive licenses granted to end user customers by the Company in the Ordinary Course of Business on the Company’s standard form of customer agreement without material modification) or Intellectual Property developed by the Company for any Person. Except as described in Section 2.14(g) of the Disclosure Schedule, the Company has not agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Offerings, Contemplated Customer Offerings or any third party Intellectual Property rights (except pursuant to licenses of Open Source Materials or customary indemnification provisions included in non-exclusive licenses granted to end user customers by the Company in the Ordinary Course of Business on the Company’s standard form of customer agreement without material modification). Except as set forth in Section 2.14(g) of the Disclosure Schedule, the Company is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person. No university, military, educational institution, research center, Governmental Entity, or other organization (each, a “R&D Sponsor”) has sponsored research and development conducted in connection with the business of the Company, or has any claim of right to, ownership of or other Security Interest in any Company Owned Intellectual Property. No research and development conducted in connection with the business of the Company was performed by a graduate student or employee of any R&D Sponsor.

(h) Section 2.14(h) of the Disclosure Schedule identifies (i) each item of Company Licensed Intellectual Property and the Contract, license or agreement pursuant to which the Company Exploits it (excluding Open Source Materials and currently-available, binary code off-the-shelf software programs that are part of the Internal Systems and are licensed by the Company pursuant to “shrink wrap” licenses, the total fees associated with which are less than $10,000 per license per year), and (ii) each Contract, assignment or other instrument pursuant to which the Company has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property.

(i) The Company has not licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including its employees and contractors) of, the Company Source Code to any Person, except pursuant to the agreements listed in Section 2.14(i) of the Disclosure Schedule, and the Company has taken all reasonable physical and electronic security measures to prevent disclosure of such Company Source Code. No Circumstance has occurred or exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Company Source Code by the Company, its escrow agent(s) or any other Person to any third party.

(j) Except for the Open Source Materials as set forth on Section 2.14(l) of the Disclosure Schedule, all of the Software and Documentation comprising, incorporated in or bundled with the Customer Offerings or Internal Systems have been designed, authored, tested and debugged by regular employees of the Company within the scope of their employment or by independent contractors of the Company who have executed written agreements expressly assigning all right, title and interest in such Software and Documentation to the Company, waiving their non-assignable rights (including moral rights) in favor of the Company and its permitted assigns and licensees, and have no residual claim to such materials.

(k) Except as set forth on Section 2.14(k) of the Disclosure Schedule, each current and former employee of the Company and each current and former independent contractor of the Company has executed a valid, binding and enforceable written agreement expressly assigning to the Company all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible. No such employee or independent contractor has ever excluded any invention or other Intellectual Property from any such written agreement.

(l) Section 2.14(l) of the Disclosure Schedule lists all Open Source Materials (i) that the Company has used in any way in the exploitation of Customer Offerings and Contemplated Customer Offerings and (ii) that are included in those portions of the Internal Systems that interface with Customer Offerings that run on user devices, and describes the manner in which such Open Source Materials have been utilized, including whether and how the open Source Materials have been modified and/or distributed by the Company. Except as set forth on Section 2.14(l) of the Disclosure Schedule, the Company has not ever (A) incorporated Open Source Materials into, or combined or linked Open Source Materials with, the portions of the Internal Systems that interface with Customer Offerings that run on user devices, Customer Offerings or Contemplated Customer Offerings; (B) distributed Open Source Materials in conjunction with any other software developed or distributed by the Company; or (C) used Open Source Materials that (I) create, or purport to create, obligations for the Company with respect to the portions of the Internal Systems that interface with Customer Offerings that run on user devices, Customer Offerings or, to the actual knowledge of each Stockholder, the Contemplated Customer Offerings, or (II) grant, or purport to grant, to any third party, any rights or immunities under Intellectual Property rights, or (III) require, as a condition of Exploitation of such Open Source Materials, that other Software incorporated into, linked with, derived from or distributed with such Open Source Materials be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge or minimal charge. The Company is in material compliance with and has not materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Contract pursuant to which the Company has a license or right to use any Open Source Materials.

(m) The execution, delivery and performance of this Agreement and the Ancillary Agreements and the performance of any transactions contemplated by this Agreement and the Ancillary Agreements will not (i) result in the loss, impairment or termination of any Company Intellectual Property, or (ii) cause the creation of any lien or encumbrance upon any of the Company Intellectual Property; or (iii) cause the release, disclosure, or delivery of any Company Intellectual Property by or to any escrow agent or other Person, or any grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Company Intellectual Property.

(n) The Customer Offerings, the Internal Systems and, to the actual knowledge of each Stockholder, the Contemplated Customer Offerings, are free from material defects in design, workmanship and materials and conform in all material respects to the written Documentation and specifications therefor. The Customer Offerings and the Internal Systems and, to the Company’s Knowledge, the Contemplated Customer Offerings, do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. The Company has not received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party except as set forth in Section 2.14(n) of the Disclosure Schedule.

Section 2.15 Privacy and Data Security.

(a) A privacy policy regarding the Company’s collection, storage, use and distribution of the Personal Information of visitors to the Company’s websites and users of the Customer Offerings, is and has been posted and accessible to individuals at all relevant times on each Company website and/or through the Customer Offerings and all such posted policies are accurate and have not contained any material omissions of the Company’s privacy practices or practices concerning the collection, use, storage, registration and disclosure of Personal Information. The Company is in compliance in all material respects with its stated privacy policies, and has in all past time periods over the last five years been in compliance in all material respects with its respective stated privacy policies applicable to such past time periods. Neither this Agreement nor the Ancillary Agreements, nor the Transactions will violate any of the Company’s applicable privacy policies. Except as set forth on Section 2.15(a) of the Disclosure Schedule, there has been no unauthorized access to or other misuse of any Personal Information collected or otherwise obtained by the Company. There has been no unlawful disclosure by the Company, or, to the Company’s Knowledge, by any other Person to whom the Company has provided any Personal Information, of electronic communications or Personal Information collected or otherwise obtained by the Company to any third party, including any Governmental Entity.

(b) None of the Company Products contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent or (iii) sending information to the Company or any third party. None of the Customer Offerings have been discovered to contain any such malicious code in the past five (5) years.

(c) The Company has implemented and maintains reasonable and appropriate disaster recovery and security plans, procedures and facilities, consistent with industry practices of companies offering similar services to preserve the availability, security, and integrity of the Company’s Internal Systems, and the data and information stored thereon, including data maintained on behalf of customers or users in connection with the Company’s password and data management services. Except as set forth in Section 2.15(c) of the Disclosure Schedule, and other than the Network Intrusion Matters, there has been no breach of security or unauthorized access by third parties to (i) the Company’s Internal Systems, (ii) the Company’s trade secrets, (iii) the Company’s user data, or (iv) any Personal Information or login credentials collected, held, or otherwise managed by or on behalf of the Company. To the Company’s Knowledge, and except as would not have a material impact on the Company’s business, the Company’s Internal Systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company’s business.

(d) Except as set forth in Section 2.15(d) of the Disclosure Schedule, there is no claim or Legal Proceeding of any nature pending or, to the Company’s Knowledge, threatened by the Company or against the Company or any of its properties or assets (including Company Intellectual Property), in each case relating to (i) any actual or alleged violation of the Company’s current or former privacy policies or any Person’s privacy, personal, or confidentiality rights thereunder, or (ii) any actual or alleged violation of any Laws relating to the Company’s collection, storage, use and distribution of the Personal Information of visitors to the Company’s websites and users of the Customer Offerings. Except as set forth in Section 2.15(d) of the Disclosure Schedule, the Company has not received notice from any Governmental Entity asserting any violation of, or indicating an intention to commence any Legal Proceeding (including any investigation) with respect to any Laws (or any actual or alleged violation thereof) relating to the Company’s collection, storage, use and distribution of the Personal Information of visitors to the Company’s websites and users of the Customer Offerings.

Section 2.16 Contracts.

(a) Section 2.16(a) of the Disclosure Schedule lists the following agreements (each a “Material Contract”) to which the Company is a party:

(i) any Contract (or group of related Contracts) for the lease of real or personal property from or to third parties (including each of the Leases);

(ii) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services in which the Company has (A) granted “most favored nation” provisions, (B) agreed to purchase a minimum quantity of goods or services or (C) agreed to purchase goods or services exclusively from a certain party;

(iii) any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any Contract (or group of related Contracts) under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v) any Contract for the disposition of any significant portion of the assets or business of the Company (other than sales of products in the Ordinary Course of Business) or any Contract for the acquisition of material assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(vi) any employment Contract, consulting Contract, severance Contract (or Contract that includes provisions for the payment of severance) or retention Contract;

(vii) any settlement Contract or settlement-related Contract (including any Contract in connection with which any employment-related claim is settled);

(viii) any Contract involving any current or former officer, director of the Company or of any Affiliate thereof;

(ix) any agency, distributor, reseller, OEM, sales representative, franchise or similar Contracts to which the Company is a party or by which the Company is bound (whether the Company has the right as any of the foregoing in respect of another Person, or such Person’s products or services, under such Contract or whether another Person acts as any of the foregoing with respect to any Customer Offering or Contemplated Customer Offering under such Contract);

(x) any Contract which contains any provisions requiring the Company to indemnify any other party (excluding indemnities contained in licenses of Open Source Materials and agreements for the purchase, sale or license of products or services entered into in the Ordinary Course of Business pursuant to the Company’s standard form of terms and conditions), including any such indemnity covering Damages arising in connection with a security breach or unauthorized disclosure of confidential information or Personal Information;

(xi) any Contract (including any statement of work) containing restrictive covenants as to territorial limitations, exclusivity, non-solicitation or non-competition that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Company as currently conducted or as currently proposed by the Company to be conducted;

(xii) any Contract listed in Section 2.14(g), Section 2.14(h), Section 2.14(i), and Section 2.14(l) of the Disclosure Schedule; and

(xiii) any other Contract (or group of related Contracts) not otherwise disclosed in response to the above clauses in this Section 2.16(a) either (A) involving payment to the Company or payment by the Company of more than $50,000 within any calendar year, or (B) not entered into in the Ordinary Course of Business.

(b) The Company has delivered to the Buyer a complete and accurate copy of each Material Contract (as amended to date). With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect against the Company, and, to the Company’s Knowledge, against each other party thereto, subject, in the case of enforceability, to the Bankruptcy and Equitable Remedies Exception; (ii) except as set forth on Section 2.16(b) of the Disclosure Schedule, each Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect against the Company, and, to the Company’s Knowledge, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, subject, in the case of enforceability, to the Bankruptcy and Equitable Remedies Exception; and (iii) neither the Company nor, to the Knowledge of the Company, any other party, is in breach or violation of, or default under, any such Material Contract in any material respect, and no Circumstance has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the Company or, to the Knowledge of the Company, any other party under such Material Contract.

(c) The Company is not a party to any oral Contract or other arrangement which, if reduced to written form, would be required to be listed in Section 2.16(a) of the Disclosure Schedule.

Section 2.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company.

Section 2.18 Insurance. Section 2.18 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party, a named insured or otherwise the beneficiary of coverage, all of which are in full force and effect. There is no claim under any such policy as to which coverage has been questioned, denied or disputed in writing by the underwriter of such policy since January 1, 2013. All premiums due and payable under all such policies have been paid (except such premium payments as are due and payable periodically on future dates in accordance with the terms of any applicable policy), and the Company is otherwise in compliance with the terms of such policies. The Company has no Knowledge of any threatened termination of, or premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, subject, in the case of enforceability, to the Bankruptcy and Equitable Remedies Exception. Section 2.18 of the Disclosure Schedule identifies all pending or open claims asserted by the Company pursuant to any insurance policy and describes the nature and status of each such claim.

Section 2.19 Litigation. Except as set forth on Section 2.19 of the Disclosure Schedule, there is no Legal Proceeding of any nature pending or, to the Company’s Knowledge, threatened against the Company or any of its properties or assets (including Company Intellectual Property) or, to the Company’s Knowledge, any of the Stockholders, Key Personnel or its other employees, nor does the Company have Knowledge of specific facts that would provide a reasonable basis for any threats, claims or allegations that would reasonably be expected to result in any material Legal Proceeding. Neither the Company nor its properties (including Company Intellectual Property), is subject to any Order. To the Knowledge of the Company, none of the Stockholders, the Key Personnel or the Company’s other employees, officers, or directors is subject to any Order that would reasonably be expected to impair materially such Person’s ability to perform such Person’s duties to the Company.

Section 2.20 Warranties.

(a) Except for the Contracts set forth in either Section 2.16(a)(x) or Section 2.20(a) of the Disclosure Schedule, (i) no Contract involving payment to the Company of more than $20,000 within calendar year 2015 pursuant to which the Company provided, developed, sold, leased, licensed, delivered or made available any Customer Offering or other deliverable is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than the applicable standard terms and conditions of the Company, which are set forth in Section 2.20(a) of the Disclosure Schedule (the “Standard Warranty Terms”), and (ii) the Company does not currently provide, sell, lease, license, deliver or make available any Customer Offering or other deliverable subject to any guaranty, warranty, right of return, right of credit or other indemnity on standard terms or conditions other than the Standard Warranty Terms.

(b) Section 2.20(b) of the Disclosure Schedule sets forth the aggregate expenses incurred by the Company in fulfilling its obligations under guaranty, warranty, right of return and indemnity provisions during each of the fiscal years and the interim period covered by the Company Financials; and the Company has no Knowledge of any reason that such expenses should materially increase as a percentage of sales in the future.

(c) Except as set forth in Section 2.20(c) of the Disclosure Schedule, there are no Contracts pursuant to which the Company has agreed to create or maintain interoperability or compatibility of any of Customer Offering or Contemplated Customer Offering with any technology, products or services of any other Person.

Section 2.21 Employees.

(a) Section 2.21(a) of the Disclosure Schedule contains a list of all employees of the Company, along with the position, date of hire, annual rate of compensation (or with respect to employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), estimated or target annual incentive compensation of each such person and employment status of each such person (including whether the person is on leave of absence and the dates of such leave). Except as set forth on Section 2.21(a) of the Disclosure Schedule, no employees of the Company perform services for the Company outside of the United States. Section 2.21(a) of the Disclosure Schedule sets forth the policy of the Company with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of September 30, 2015.

(b) Each current and former employee of the Company has entered into the Company’s standard form of confidentiality and assignment of inventions agreement, a copy of which form has previously been delivered to the Buyer. To the Knowledge of the Company, no employee of the Company is in violation of any material term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted or presently proposed by the Company to be conducted by the Company or to the use of trade secrets or proprietary information of others. Except as set forth on Section 2.21(b) of the Disclosure Schedule, no employee of the Company has given notice to the Company, nor does the Company otherwise have Knowledge, that any such employee intends to terminate his or her employment with the Company. The employment of each of the employees of the Company is “at will”, and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees.

(c) The Company is in compliance in all material respects with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. Except as set forth in Section 2.21(c) of the Disclosure Schedule, the Company has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as set forth in Section 2.21(c) of the Disclosure Schedule, the Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. The Company has no obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the Knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in any Legal Proceeding. The Company has no obligation to re-instate any former employees or independent contractors.

(d) The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any actual or threatened strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(e) Neither the Company, nor any director, officer or other employee of the Company, or any Affiliate of any of the foregoing, has any existing contractual relationship with the Company other than as expressly set forth on Section 2.21(e) of the Disclosure Schedule or, to the Knowledge of the Company, owns, directly or indirectly, individually or collectively, any interest in any entity which is in a business similar or competitive to the business of the Company.

(f) Section 2.21(f) of the Disclosure Schedule contains a list of all independent contractors engaged by the Company as of the date hereof, along with the position, date of engagement, jurisdiction and location in which each such Person provides services to the Company, and rate of remuneration for each such Person. Section 2.21(f) of the Disclosure Schedule lists each Contract with the Company entered into with all such independent contractors. In addition, each current and former independent contractor has entered into the Company’s standard form of confidentiality and assignment of inventions agreement with the Company, a copy of which has previously been delivered to the Buyer. Except as set forth on Section 2.21(f) of the Disclosure Schedule, during the past three (3) years, there are no independent contractors who have provided services to the Company for a period of six (6) consecutive months or longer.

(g) Section 2.21(g) of the Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company providing services in the United States who are not citizens or permanent residents of the United States, and indicates immigration status and the date their work authorization is scheduled to expire. The Company has verified through Form I-9 that all other persons employed by the Company in the United States are citizens or permanent residents of the United States.

(h) In the three (3) years prior to the date of this Agreement, the Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility of the Company.

Section 2.22 Employee Benefits.

(a) Section 2.22(a) of the Disclosure Schedule sets forth a correct and complete list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, change of control, relocation, repatriation, expatriation, visas, work permits, termination pay, redundancy pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, restricted stock, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, pay and benefits relating to maternity, paternity or adoption leave, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association,” under Section 501(c)(9) of the Code (“VEBA”) and each “employee benefit plan” within the meaning of Section 3(3) the Employee Retirement Income Security Act of 1974, as amended, and regulations thereunder (“ERISA”), in each case, for active, retired or former employees, directors or consultants, which is sponsored, maintained, contributed to, or required to be contributed to or with respect to which any material Liability is borne by the Company or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Company within the meaning of Section 414 of the Code (collectively, whether or not material, the “Company Benefit Plans”).

(b) Neither the Company nor, to the Knowledge of the Company, any other Person or entity, has made any commitment to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or applicable Law, and there has been no amendment to, or written interpretation or announcement by the Company regarding any Company Benefit Plan that would increase the expense of maintaining such Company Benefit Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2014.

(c) With respect to each Company Benefit Plan, the Company has delivered to Buyer correct and complete copies of (i) each Company Benefit Plan (or, if not written, a written summary of its terms), including all plan documents, trust agreements, group annuity contracts, insurance policies or contracts, participant agreements, third-party administrator or administrative service agreements, summaries, summary plan descriptions, together with any summary of modifications, or other funding vehicles and all amendments and supplements thereto and any related notices, registration statements and prospectuses, and any material employee communications relating thereto, (ii) the most recent annual actuarial valuation (including relevant actuarial assumptions), if any, the most recent statement of plan assets and liabilities (or book reserves and any funding arrangements made with respect to such plans), and the three most recent annual reports (Form 5500 or 990 series and all schedules attached thereto) filed with the IRS with respect to such Company Benefit Plan, (iii) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter, (iv) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, (v) the Company’s standard forms and related notices under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder (“COBRA”) and (vi) all filings other than Forms 5500 made by the Company or any ERISA Affiliate of the Company with any Governmental Entity since January 1, 2010, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(d) With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, that the Company would reasonably expect to subject it to any material Liability (other than for Liabilities with respect to routine benefit claims pursuant to such Company Benefit Plans) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law. The Company and each ERISA Affiliate of the Company has performed all material obligations required to be performed by it under each Company Benefit Plan and neither the Company nor any ERISA Affiliate of the Company is in material default under or in material violation of any Company Benefit Plan. Each Company Benefit Plan (including any related trust) has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable Law, including, ERISA and the Code. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from U.S. federal income taxation under Section 501(a) of the Code is so exempt, each VEBA has been determined by the IRS to be exempt from U.S. federal income taxation under Section 501(c)(9) of the Code, and to the Knowledge of the Company, nothing has occurred that would be reasonably expected to result in the loss of such qualification or exemption, except for such events than can be remedied without material Liability to the Company. None of the Company, any Company Benefit Plan and, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and that could subject the Company to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without any material Liability other than routine administrative fees incurred in connection with such amendment, termination or discontinuation. No action has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, including any audit or inquiry by the IRS, the United States Department of Labor, the United States Pension Benefit Guaranty Corporation, or the United States Department of Health and Human Services. None of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any encumbrance arising under Section 302 of ERISA or Section 412(n) of the Code. All Tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures required under applicable Law have been timely provided to participants. All contributions and payments to such Company Benefit Plan are deductible under Code Sections 162 or 404. No assets of any Company Benefit Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code.

(e) Neither the Company nor any ERISA Affiliate of the Company sponsors, maintains, contributes to or has an obligation to contribute to, or has, for the past six years, sponsored, maintained, contributed to or had an obligation to contribute to, any (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code or (ii) “multiemployer plan” as defined in Section 3(37) of ERISA.

(f) Neither the Company nor any ERISA Affiliate of the Company is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Benefit Plan. All required contributions in respect of any Company Benefit Plan have been timely made or properly accrued on the financial statements included in or incorporated by reference into the Company Financials delivered to Buyer. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Company Benefit Plan, nor has any event described in Section 4062, 4063 or 4041 of ERISA has occurred.

(g) The Company is exempt from Section 280G of the Code as a corporation described in Treasury Regulation Section 1.280G-1, QIA-6(a)(1). The Company does not have any obligation to provide any “gross-up” payment to or otherwise indemnify any Person for any Tax that may be due pursuant to Section 280G or 4999 of the Code.

(h) Except as required by applicable Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits and/or other welfare benefits and the Company does not have any obligation to provide such benefits, and there are no reserve assets, surplus or prepaid premiums under any Company Benefit Plan. The Company and each of their ERISA Affiliates are in substantial compliance with (i) the requirements of the applicable health care continuation and notice provisions of COBRA and any similar state Law governing health care coverage extension or continuation, (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder, (iii) the applicable requirements of HIPAA and (iv) the applicable requirements of the Cancer Rights Act of 1998. The Company does not have any material unsatisfied obligations to any Company employees, former employees or their qualified beneficiaries pursuant to COBRA, HIPAA or any other applicable Law governing health care coverage extension or continuation.

(i) Except as set forth in Section 2.22(i) of the Disclosure Schedule, all employees of the Company are “at-will” and will not be owed any severance or other similar payments or benefits in the event of termination or compensatory payments or benefits in the event of a change in control of the Company, except as required by Law and not as a result of a right to any such amount pursuant to a Company Benefit Plan or Contract.

(j) With respect to each Company Benefit Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all material claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which the Company is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the Liability for such claims or (iii) a reasonable estimate therefor is reflected as a Liability or accrued for on the Company Financials provided to Buyer. Neither the Company nor any ERISA Affiliate of the Company has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(k) With respect to Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) such plan has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder and (ii) the document or documents that evidence each such plan have complied with the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code in all material respects since January 1, 2009. No payments on account of the transactions contemplated by this Agreement would cause any plan failure pursuant to Section 409A(a)(1) of the Code. The Company does not have any obligation to provide any “gross-up” payment to or otherwise indemnify any Person for any Tax that may be due pursuant to Section 409A of the Code.

(l) Except as set forth in Section 2.22(l) of the Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event, such as termination of employment), (i) result in any payment (including any bonus, severance or unemployment compensation) becoming due to any employee, service provider, former employee or former service provider of the Company under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan, (iv) result in the forgiveness of any Indebtedness to the Company, (v) result in any obligation to fund future benefits under any Company Benefit Plan, (vi) result in the imposition of any restrictions with respect to the amendment or termination of any of the Company Benefit Plans or (vii) result in any payment under any Company Benefit Plan that would not be deductible under Section 162(m) of the Code.

(m) Each material Company Benefit Plan maintained or contributed to by the Company or ERISA Affiliate of the Company under the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such Company Benefit Plan, a “Foreign Plan”) is listed in Section 2.22(m) of the Disclosure Schedule. As regards each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of applicable Law of each jurisdiction in which such Foreign Plan is maintained, (ii) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable Laws, and (iii) such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance in all material respects with the Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan. No Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Company Financials.

(n) Neither the Company nor any ERISA Affiliate maintains or contributes to, or has maintained or contributed to, any Company Benefit Plan under the law or applicable custom or rule of a jurisdiction outside of the United States.

Section 2.23 Environmental Matters. The Company has complied with all applicable Environmental Laws, except for such violations that, individually or in the aggregate, would not have a Company Material Adverse Effect. There is no civil or criminal litigation pending or, to the Knowledge of the Company, threatened, and the Company has not received any written notice of violation, administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Company or to which the Company is otherwise a party. The Company is not a party to or bound by any court order, administrative order, consent order or other agreement between the Company, on the one hand, and any Governmental Entity, on the other hand, entered into in connection with any legal obligation or Liability arising under any Environmental Law. The Company has no Knowledge of any environmental Liability relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company.

Section 2.24 Legal Compliance.

(a) Except as set forth in Section 2.24(a) of the Disclosure Schedule, the Company has complied with and is in compliance in all material respects with, and has not received any notices of material non-compliance or violation or alleged material non-compliance or violation with respect to, any Law, and the Company is not in default with respect to any settlement, stipulation, order, writ, judgment, injunction, decision, decree, ruling, determination or award of any Governmental Entity (each, an “Order”).

(b) Neither the Company nor any officer, director, employee or agent of the Company, or any Stockholder acting on behalf of the Company, has authorized or participated in any act in violation of any provision of the United States and Foreign Corrupt Practices Act of 1977, as applied to such officer, director, employee, agent or Stockholder acting on behalf of the Company.

Section 2.25 Customers and Suppliers. Section 2.25 of the Disclosure Schedule sets forth a list of (a) the Company’s top 25 customers (by revenue collected) since January 1, 2014 and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or service to the Company or sole licensor of any material Company Licensed Intellectual Property or to which the Company has made payments or incurred obligations in excess of $50,000 in the aggregate since January 1, 2014. No such customer or supplier has indicated in writing to the Company within the past year that it intends to stop, or decrease materially the rate of, buying materials, products or services or supplying materials, products or services, or licensing Company Licensed Intellectual Property, as applicable, to the Company.

Section 2.26 Permits. Section 2.26 of the Disclosure Schedule sets forth a list of all Permits issued to or held by the Company. Such listed Permits are the only Permits that are required for the Company to conduct its business as presently conducted. Each such Permit is in full force and effect, the Company is in compliance in all material respects with the terms of each such Permit; and, to the Knowledge of the Company, no suspension or cancellation of such Permit is threatened and the Company does not have Knowledge of specific facts that provide a reason to believe that that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

Section 2.27 Related Party Transactions. Except as set forth on Section 2.27 of the Disclosure Schedule, no Affiliate, employee, officer, director, or Stockholder of the Company (a) owns any property or right, tangible or intangible, which is used in the business of the Company, (b) has any claim or cause of action against the Company (whether contingent or otherwise), (c) owes any money to, or is owed any money by, the Company (other than compensation, reimbursement or advances to employees, directors or other Affiliates made in the Ordinary Course of Business), or (d) is a party to (or is a third party beneficiary to) or has a direct or indirect economic interest in any Contract (written or oral) with the Company, other than this Agreement or any Ancillary Agreement.

Section 2.28 Brokers’ Fees. Except as set forth on Section 2.28 of the Disclosure Schedule, the Company does not, and will not, have any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 2.29 Books and Records. The minute books and other similar records of the Company contain complete and accurate records of all actions taken at any meetings of the Company’s stockholders, board of directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company. Section 2.29 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and the names of persons having signature authority with respect thereto or access thereto.

Section 2.30 Export Control.

(a) The Company is and has been in compliance with all applicable Export Control Laws, including all applicable regulations pertaining to the disclosure of technical information to foreign Persons wherever located and/or the provision of access to such technical information by such foreign persons. The Company has not received any written notice from any Person alleging that the Company is not in compliance with, or has Liability under, such Export Control Laws, and has not engaged in any brokering activity as defined in 22 C.F.R. 129.2(b). The Company has obtained and complied in all material respects with all licenses, agreements, authorizations license exceptions or exemptions required for the Company’s exports of technology or provision of services.

(b) Set forth on Section 2.30(b) of the Disclosure Schedule is a true, correct and complete list of all licenses, agreements and other authorizations maintained or relied upon by the Company under the Export Control Laws.

(c) The Company has not conducted or initiated any internal investigation, made any mandatory or voluntary disclosure, declined to make a voluntary disclosure with respect to a known violation of Export Control Laws, or failed to make any mandatory report or disclosure to any governmental Entity pursuant to Export Control Laws.

Section 2.31 Prepayments, Prebilled Invoices and Deposits.

(a) Section 2.31(a) of the Disclosure Schedule sets forth (i) all prepayments, prebilled invoices and deposits that have been received by the Company as of the date of this Agreement from customers for products to be shipped, or services to be performed, after the Closing Date, and (ii) with respect to each such prepayment, prebilled invoice or deposit, (A) the party and contract credited, (B) the date received or invoiced, (C) the products and/or services to be delivered and (D) the conditions for the return of such prepayment, prebilled invoice or deposit.

(b) Section 2.31(b) of the Disclosure Schedule sets forth (i) all prepayments, prebilled invoices and deposits that have been made or paid by the Company as of the date of this Agreement for products to be purchased, services to be performed or other benefits to be received after the Closing Date and (ii) with respect to each such prepayment, prebilled invoice or deposit, (A) the party to whom such prepayment, prebilled invoice or deposit was made or paid, (B) the date made or paid, (C) the products and/or services to be delivered and (D) the conditions for the return of such prepayment, prebilled invoice or deposit.

Section 2.32 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedule, contains any untrue statement of a material fact or omits to state a material fact necessary, in light of the circumstances under which it was made, in order to make the statement so made not misleading.

Section 2.33 No Knowledge of Impediments. The Company has no Knowledge of any Circumstance specific to the Company that would reasonably be likely to prevent, materially delay, or impair the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 2.34 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE II (as qualified by the Disclosure Schedule) and any representation or warranty set forth in any of the Ancillary Agreements or in any certificate or instrument contemplated by this Agreement or any Ancillary Agreement, neither the Stockholders, the Company nor any Person acting on behalf of the Company makes any representation or warranty, express or implied, regarding the Company; provided, that notwithstanding the foregoing, nothing in this Section 2.34 shall negate or limit a claim of actual fraud or intentional misrepresentation against the Stockholders or the Company with respect to any such representations and warranties. Except as expressly set forth in this ARTICLE II (including with respect to Section 2.8), neither the Company nor the Stockholders make any representations or warranties to Buyer regarding the probable success or profitability of the Company after the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

The Buyer represents and warrants to the Company that the statements contained in this ARTICLE III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

Section 3.1 Organization and Corporate Power. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and any other jurisdictions in which the nature of its business or the ownership or leasing of its properties requires such qualification. The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

Section 3.2 Authorization of Transaction. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer of this Agreement and the Ancillary Agreements and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer. This Agreement and the Ancillary Agreements have been or will be as of the Closing Date duly and validly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by the other parties hereto (other than the Buyer), constitute or will constitute valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms, subject, in the case of enforceability, to the Bankruptcy and Equitable Remedies Exception.

Section 3.3 Noncontravention. Neither the execution and delivery by the Buyer of this Agreement or the Ancillary Agreements, nor the performance by the Buyer of its respective obligations hereunder or thereunder, nor the consummation by the Buyer of the Transactions, will (a) conflict with or violate any provision of the certificate of incorporation or by-laws of the

Buyer, (b) require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) materially conflict with, result in a material breach of, constitute (with or without due notice or lapse of time or both) a material default under, result in the acceleration of obligations under, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Buyer is a party or by which it is bound or to which any of its assets are subject, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or any of its properties or assets.

Section 3.4 Brokers’ Fees. The Buyer does not, and will not, have any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 3.5 Sufficiency of Funds. The Buyer will have as of the time required to make any such payment, sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 3.6 Investment Purpose. The Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 3.7 Disclosure. No representation or warranty by the Buyer contained in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary, in light of the circumstances under which it was made, in order to make the statement so made not misleading.

Section 3.8 No Knowledge of Impediments. The Buyer has no knowledge of any Circumstance that would reasonably be likely to prevent, materially delay, or impair the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 3.9 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III, and any representation or warranty set forth in any of the Ancillary Agreements or in any certificate or instrument contemplated by this Agreement or any Ancillary Agreement, neither the Buyer nor any Person acting on behalf of the Buyer makes any representation or warranty, express or implied, regarding the Buyer; provided, that notwithstanding the foregoing, nothing in this Section 3.9 shall negate a claim of actual fraud or intentional misrepresentation against the Buyer with respect to the representations and warranties contained in this ARTICLE III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder represents and warrants to Buyer, severally and not jointly, to the Buyer that the statements contained in this ARTICLE IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

Section 4.1 Execution and Delivery; Valid and Binding Agreement. Such Stockholder has all requisite power and authority to enter into this Agreement and the Ancillary Agreements to which he, she, or it is a party, to perform his, her, or its obligations hereunder and thereunder and to consummate the Transactions. This Agreement has been, and each of the Ancillary Agreements to which such Stockholder is a party has been or will be as of the Closing Date, as applicable, duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than such Stockholder), this Agreement constitutes and, in the case of the Ancillary Agreements, will at Closing constitute, valid and legally binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their respective terms, except as such enforceability may be subject to the Bankruptcy and Equitable Remedies Exception.

Section 4.2 No Breach. The execution, delivery and performance of this Agreement and the Ancillary Agreements by such Stockholder, the performance by such Stockholder of its respective obligations hereunder or thereunder, and the consummation of the Transactions, do not and will not result in the creation of any Security Interest upon any assets of such Stockholder (including any of the Shares), or conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a material default under, result in the acceleration of obligations under or create in any party any right to accelerate, terminate, modify or cancel, or require any authorization, consent, approval, exemption or other action by any third party (including any Governmental Entity), under the provisions of any Contract to which such Stockholder or any of the properties or assets of such Stockholder (including any of the Shares) are bound, or any Law to which such Stockholder or any of the properties or assets of such Stockholder (including any of the Shares) are subject.

Section 4.3 Ownership. Such Stockholder holds of record and owns beneficially and holds good and marketable title to the Shares set forth opposite such Stockholder’s name on Exhibit A attached hereto, free and clear of any Security Interests and any other restrictions on transfer, and, as of immediately prior to the Closing, will hold of record and own beneficially and hold good and marketable title to such Shares, free and clear of all Security Interests. Such Stockholder does not own or have any interest in any securities in the Company other than such Stockholder’s ownership of the Shares owned by it as set forth on Exhibit A. Such Stockholder has, and will have as of the Closing, full right, power and authority to transfer and deliver to Buyer valid title to all such Shares, free and clear of all Security Interests. Immediately following the Closing, Buyer will be the legal and beneficial owner of, and have good and marketable title to, all of such Shares, free and clear of all Security Interests, other than any Security Interests which have been imposed upon the Shares at the sole request of Buyer. Except pursuant to this Agreement, there is no contractual obligation pursuant to which such

Stockholder has, directly or indirectly, granted any option, warrant or other right to any Person to acquire any of the Shares or any interest therein. Except as set forth in Section 4.3 of the Disclosure Schedule, there are no (a) voting trusts, proxies or other agreements or understandings with respect to the Shares to which such Stockholder is a party, by which such Stockholder is bound, or of which such Stockholder has knowledge, or (b) agreements or understandings to which such Stockholder is a party, by which such Stockholder is bound, or of which such Stockholder has knowledge relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any of the Shares or other securities in the Company.

Section 4.4 Litigation, Etc. There is no Legal Proceeding of any nature pending or, to such Stockholder’s knowledge, threatened with respect to such Stockholder’s execution and delivery of this Agreement or any Ancillary Agreement to which such Stockholder is or will be a party, or the consummation by such Stockholder of any of the Transactions. There is no Legal Proceeding of any nature pending or, to such Stockholder’s knowledge, threatened against such Stockholder before any arbitrator or court or other Governmental Entity which (a) if adversely determined, would be reasonably likely to result in payments, penalties or fines payable by the Company or Buyer, or (b) challenges the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection herewith or therewith or as part of the Transactions.

Section 4.5 Brokers’ Fees. Except as set forth on Section 2.28 of the Disclosure Schedule, such Stockholder does not, and will not, have any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 4.6 No Knowledge of Impediments. There are no actions, suits, claims, investigations or other legal proceedings pending or, to such Stockholder’s knowledge, threatened against or by such Stockholder that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.7 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, and any representation or warranty set forth in any of the Ancillary Agreements or in any certificate or instrument contemplated by this Agreement or any Ancillary Agreement, neither such Stockholder nor any Person acting on behalf of such Stockholder makes any representation or warranty, express or implied, regarding such Stockholder; provided, that notwithstanding the foregoing, nothing in this Section 4.7 shall negate a claim of actual fraud or intentional misrepresentation against such Stockholder with respect to the representations and warranties contained in this ARTICLE IV.

ARTICLE V

COVENANTS OF THE COMPANY AND THE STOCKHOLDERS

Section 5.1 Affirmative Covenants of the Company. From and after the date of this Agreement and until the Closing, unless Buyer otherwise agrees in writing, the Company shall and the Stockholders shall cause the Company to:

(a) operate only in the Ordinary Course of Business;

(b) use commercially reasonable efforts to maintain its books, accounts and records, pay expenses and payables, including any applicable Taxes, bill customers, collect receivables, purchase inventory and equipment, perform all maintenance and repairs necessary to maintain its facilities and equipment, taken as a whole, in operating condition (normal wear and tear excepted), maintain the insurance policies it currently has in place and otherwise conduct its business, in each case in the Ordinary Course of Business;

(c) use commercially reasonable efforts to preserve intact its corporate existence and business organization and goodwill and current business relationships with all material customers, suppliers and others having significant business relationships with the Company, to the extent such relationships are beneficial to the Company and their respective businesses, and, except as otherwise requested in writing by Buyer, use commercially reasonable efforts to encourage the Company’s officers, directors, employees, and consultants (including each of the Key Personnel) to continue their employment or consulting engagement, as applicable, through and after the Closing;

(d)(i) comply in all material respects with all Laws and Contracts applicable to its operations and business and (ii) maintain all existing licenses and permits applicable to its operations and business (if any);

(e) permit, and cause its officers, directors and agents (including attorneys (subject to attorney-client privilege, which shall not be waived or violated) and accountants) and employees who know of the Transactions and who have signed a confidentiality agreement, to permit Buyer and its Affiliates and representatives to have access to the Company’s books, records, invoices, Contracts, personnel, facilities, equipment, financial information, customers, suppliers and agents, wherever located; provided that any such access shall be furnished upon reasonable prior notice to the Company, under the supervision of the Company’s personnel and in such a manner so as not to unreasonably interfere with the normal operations of the Company; and provided further that no information or knowledge obtained in any investigation pursuant to this Section 5.1(e) or otherwise shall affect or be deemed to modify or qualify any representation or warranty of the Company or the conditions to the obligations of the parties to consummate the Closing and the other Transactions;

(f) maintain in full force and effect all Company Owned Intellectual Property and all material Licensed Company Intellectual Property.

Section 5.2 Negative Covenants of the Company. From and after the date hereof and until the Closing, unless Buyer otherwise agrees in writing, the Company shall not, and the Stockholders shall cause the Company to not:

(a) take or omit to take any action that would, individually or in the aggregate, reasonably be expected to cause a Company Material Adverse Effect;

(b) cause or permit the Company to merge or consolidate with any other Person;

(c) make, change or revoke any material Tax election, change any annual accounting period, adopt or change any method of accounting, file any amended Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to Taxes, waive or extend any statute of limitation with respect to Taxes, settle or compromise any material Tax liability, claim or assessment, or surrender any right to claim a refund of Taxes or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(d) take any action for its winding up, liquidation, dissolution or reorganization or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of all or any of its assets or revenues;

(e) make or agree to make any disposition or sale, license or lease of, or incurrence of any Security Interest on, any of its assets and properties (other than non-exclusive licenses of Company Intellectual Property in the Ordinary Course of Business);

(f) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its equity, or enter into any agreement with respect to the voting of its equity;

(g)(i) incur or guarantee any Indebtedness, (ii) amend the terms of any Contracts related to Indebtedness, (iii) issue any debt security, (iv) make a loan to any Person (other than trade payables in the Ordinary Course of Business), or (v) purchase any debt security of any Person;

(h) issue any Company Security or any right to acquire any Company Security, or amend or modify the terms of any Company Security or right to acquire any Company Security or of any Contract with respect to any Company Security;

(i) disburse, distribute, advance, reimburse, or make any other payment, or cause or permit the Company to incur any liability in each case outside the Ordinary Course of Business;

(j) fail to pay accounts payable or any liabilities or obligations when due, other than accounts payable and other liabilities and obligations that are immaterial in amount, both individually and in the aggregate and which are being contested in good faith in accordance with appropriate procedures;

(k) accelerate the payment of any accounts receivable, or change or deviate from any cash management practices, in each case outside of the Ordinary Course of Business;

(l) enter into, adopt or amend any Company Benefit Plan, any employment or severance agreement, or any arrangement of the type described in Section 2.22(k) or Section 2.22(l) or increase the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus to its directors, officers or employees, except in each case as otherwise listed in Section 2.22(k) or Section 2.22(l) of the Disclosure Schedule) or hire any new officers or executives, or any new employees with aggregate annualized compensation in excess of $150,000;

(m) enter into any Contract (i) that contains any provision relating to the “change of control” of the Company or any of its Subsidiaries or that would be required to be listed in Section 2.4 of the Disclosure Schedule had such agreement been in force on the date hereof, (ii) that would be required to be listed in Section 2.16(a)(xi) or Section 2.16(a)(ii) of the Disclosure Schedule had such agreement been in force on the date hereof, or (iii) that will, upon consummation of or following the Closing, bind Buyer or any of its Affiliates with respect to Buyer’s or Buyer’s Affiliates’ own customers, products or services;

(n) take any action that would have been a breach of or would reasonably be expected to cause a breach of any of the provisions of any subsection or paragraph of Section 2.7 had such action occurred after the Most Recent Balance Sheet Date and prior to the date of this Agreement (without regard to disclosures on the Disclosure Schedule);

(o) amend, extend, vary or terminate any Material Contract, or enter into any new lease, sublease, license or other material Contract;

(p) incur any liability to any Stockholder, other than obligations to current employees under their existing employment terms, in each case incurred in the Ordinary Course of Business;

(q) amend the Organizational Documents;

(r) institute or settle any Legal Proceeding; or

(s) commit or otherwise become obligated to do any of the foregoing or to take any action or inaction that would reasonably be expected to cause any of its representations or warranties contained in ARTICLE II to be or become untrue or inaccurate in any material respect at or prior to the Closing.

In addition to the foregoing, each Stockholder agrees not to take any action or inaction that would reasonably be expected to cause any of such Stockholder’s representations or warranties contained in ARTICLE IV to be or become untrue or inaccurate in any material respect at or prior to the Closing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Expenses. Except as expressly set forth herein, all fees and expenses, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions shall be the obligation of the respective Party incurring such fees and expenses. After Closing, the Buyer shall cause the Company to pay any Unpaid Company Transaction Expenses to the appropriate parties when due.

Section 6.2 Press Releases and Announcements. No Party shall issue any press release or public announcement or disclosure relating to the subject matter of this Agreement or the Transactions without the prior written approval of the other Parties; provided, however, that (a) Buyer and its Affiliates may make such disclosures as Buyer and its Affiliates determine upon reasonable advice of counsel to be necessary to comply with Buyer’s and its Affiliates’ obligations pursuant to (i) the Exchange Act, (ii) any listing agreement with the NASDAQ Stock Market, the Financial Industry Regulatory Authority or any national securities exchange or self-regulatory organization to which Buyer or any of its Affiliates may be subject or any rules or regulations of any such securities exchange or self-regulatory organization, and (iii) any other applicable Law (including any rules and regulations promulgated by the U.S. Securities and Exchange Commission), (b) the Buyer and its Affiliates (including the Company following the Closing) shall not be bound by the provisions of this Section 6.2 following the Closing, and (c) Stockholders and the Company may make such disclosures as the Stockholders and the Company determine upon reasonable advice of counsel to be necessary to comply with the Stockholders’ and the Company’s obligations pursuant to any applicable Law, provided that, in such event and to the extent not prohibited by such Law, the Company and/or the Stockholders, as applicable, shall provide written notice to the Buyer prior to making any such disclosure and shall cooperate with Buyer in order to permit Buyer to prepare and make any filing or disclosure required by applicable Law (including any applicable securities or regulatory filing) prior to or simultaneously with such disclosure by the Company and/or the Stockholders.

Section 6.3 Further Assurances; Cooperation; Consents. Each Party, at the reasonable request of another Party, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated by this Agreement. Without limiting the foregoing, prior to the Closing and at the Company’s expense, the Company shall promptly apply for or otherwise seek and use commercially reasonable efforts to promptly obtain all consents, waivers, and approvals required to be obtained, and to deliver or provide any notices required to be delivered or provided by it, in connection with the Closing and the other Transactions, including all consents, waivers, and approvals set forth in Section 2.4, under any of the Contracts to which the Company is a party or by which it or its properties or assets are bound, or under any applicable Law in order to preserve the benefits thereunder for the Company prior to and following the Closing. The Buyer shall provide reasonable cooperation to the Company in connection therewith. In addition, following the date of this Agreement, each Party shall take all such actions as may reasonably be required to obtain all corporate approvals and authorizations of such Party necessary for the execution, delivery, and performance of this Agreement and the Ancillary Agreements, including, without limitation, approvals of such Party’s Board of Directors and, if applicable, stockholders.

Section 6.4 Notification of Certain Matters. Each Party shall provide prompt written notice to the other Parties of: (a) the occurrence or non-occurrence of any event that could reasonably be expected to cause any of such Party’s representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing; (b) any failure to comply with or satisfy in any material respect any of the covenants, conditions or agreements to be complied with or satisfied by it hereunder; and (c) any event, condition, fact or circumstance that would reasonably be expected to make any of the conditions set forth in ARTICLE VIII required to be satisfied by it incapable of being satisfied in a timely manner; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect any remedies available to the other Parties.

Section 6.5 [Intentionally Omitted.]

Section 6.6 Exclusivity. From the date of this Agreement through the Closing Date or the date of termination of this Agreement pursuant to Section 10.1 (whichever first occurs), the Company, and each Stockholder shall not, and shall cause the officers, directors, managers, employees, consultants, advisors, representatives, agents, lenders, and Affiliates (collectively “Agents”) of the Company and each Stockholder not to, directly or indirectly, discuss, pursue, solicit, initiate or otherwise enter into or engage in any discussions, agreements or other arrangements regarding, a possible sale or other disposition (whether by sale, merger, share exchange, reorganization, recapitalization, share issuance, exclusive license, or otherwise) of all or any of the capital stock or assets of the Company with any Person other than Buyer or its Affiliates (an “Acquisition Proposal”) or provide any information to any Person other than Buyer or its Affiliates in connection with any such proposed or potential Acquisition Proposal. The Company, and each Stockholder shall, and shall cause the their respective Agents to, (i) immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties regarding any Acquisition Proposal or other possible sale or disposition of the Company, and (ii) promptly notify Buyer if any Acquisition Proposal, or any inquiry or contact with any Person with respect thereto, is subsequently made after the date hereof and the material terms thereof (including the identity of the third party or third parties, the specific material terms discussed or proposed, and a copy of any written inquiry, proposal or offer and all correspondence related thereto).

Section 6.7 Protective Agreements.

(a) Non-Competition. As a material inducement and consideration for Buyer to enter into this Agreement, for a period of three (3) years following the Closing Date (the “Restricted Period”), each of the Stockholders shall not, directly or indirectly, participate or engage, or assist (whether as owner, partner, member, officer, director, employee, consultant, advisor, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding capital stock of a publicly-held company) any other Person in engaging in any Restricted Business anywhere in the world in which Buyer is doing business or has specific, publically announced plans to do business as of the Closing Date (“Restricted Territory”).

(b) Scope and Choice of Law. It is the understanding of the parties that the scope of the covenants contained in this Section 6.7, both as to time and area covered, are necessary to protect the rights of Buyer and the goodwill to be acquired by Buyer. It is the parties’ intention that these covenants be enforced to the greatest extent (but to no greater extent) in time, area, and degree of participation set forth in Section 6.7(a) as is permitted by applicable Law of that jurisdiction whose law is found to be applicable to any acts in breach of these covenants. Therefore, if any restriction set forth in this Section 6.7 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable. If any such covenants or any part of such covenants is held invalid, void or unenforceable by any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall in no way render invalid, void, or unenforceable any other part of them or any separate agreements not declared invalid, void or unenforceable; and this Agreement shall in such case be construed as if the invalid, void or unenforceable provisions were omitted.

(c) Remedy for Breach. The parties agree that any breach of this Section 6.7 (or Section 6.2, Section 6.3, or Section 6.6 above or Section 6.8, Section 6.9, or Section 6.14 below) could cause Buyer substantial and irrevocable damage which is difficult to measure. Therefore, Buyer shall be entitled to injunctive relief against the Stockholders and the Company in the event of any breach or threatened breach of any of this Section 6.7 (or Section 6.2, Section 6.3, or Section 6.6 above or Section 6.8, Section 6.9, or Section 6.14 below) by any of the Stockholders or the Company, in addition to any other relief (including damages) available to Buyer.

Section 6.8 Non-Solicitation; Non-Disparagement. As a material inducement and consideration for Buyer to enter into this Agreement:

(a) during the Restricted Period, each of the Stockholders agrees that it shall not, directly or indirectly (including through the Company or its Agents prior to the Closing), (i) solicit for employment or hire any Person who is or was an employee or consultant of the Company as of the date of this Agreement or at any time during the six (6) month period prior to the Closing Date; provided, that the foregoing shall not prevent a Stockholder from (A) soliciting an employee that the Company has terminated after Closing (but only from and after the date that is three (3) months following the date of such person’s termination by the Company), or (B) from placing notices for employment in publications of general circulation which notices are not directed toward or targeting the Company and its personnel, or (ii) solicit, divert or take away, or attempt to divert, decrease, or take away from the Company, any business or patronage of any of the customers served by the Company or who otherwise conducted business with the Company during the twelve (12) month period prior to the Closing Date.

(b) From and after the date of this Agreement, (i) none of the Stockholders shall directly or indirectly, disparage the Buyer or any of its Affiliates (including the Company following the Closing), including any of their respective products, services, or personnel, either orally or in writing, and (ii) the Buyer shall not directly or indirectly, disparage any Stockholder, either orally or in writing.

Section 6.9 Confidentiality. From and after the Closing Date, without the prior written consent of Buyer, the Stockholders shall not, and the Stockholders shall cause their respective Agents and Affiliates (and the Agents of their respective Affiliates) not to, use for their own benefit or divulge or convey to any third party, any Confidential Information; provided, however, that any such Person may furnish such portion (and only such portion) of the Confidential Information (a) as outside legal counsel to such Person determines such Person is legally obligated to disclose, (b) in connection with any required reporting to a Governmental Entity, (c) to such Person’s financial, legal, and tax advisors to the extent necessary to obtain their professional advice, and (d) as is necessary to perform its employment duties on behalf of the Buyer or its Affiliates (including, the Company) following Closing, subject to the requirements of any employee confidentiality agreement executed with Buyer or its Affiliates (including the Company following the Closing); provided, further, that in the case of the foregoing clauses (a) and (b), such Person shall (i) provide prior written notice to Buyer and the Company of such required disclosure, (ii) use commercially reasonable efforts to preserve the confidentiality of the disclosed Confidential Information and only disclosure such Confidential Information to the extent necessary to comply with the applicable law or regulation, and (iii) if requested by Buyer or the Company, as applicable, shall cooperate with Buyer or the Company, as applicable and at expense of the requesting Party, in seeking to avoid or limit the extent of such required disclosure; provided, further, that in the case of the foregoing clause (c), that such advisor is bound with respect to such Confidential Information by customary professional obligations of confidentiality or other binding confidentiality obligations substantially similar to those set forth herein.

Section 6.10 Release.

(a) For and in consideration of the amounts to be paid to the Stockholders under this Agreement, and in consideration of the other covenants and promises hereunder, each of the Stockholders, on behalf of themselves and their successors, assigns, heirs and beneficiaries (each a “Releasor”), hereby fully and finally releases, acquits and forever discharges Buyer, the Company and Buyer’s and the Company’s current and prior Agents, Affiliates and predecessors, successors and permitted assigns, in their respective capacities (collectively, the “Released Parties”), from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs, expenses, royalties, and compensation of every kind and nature whatsoever, at law or in equity, whether known or unknown (collectively, “Claims”), that such Releasor had, has, or may have had at any time in the past until and including the date hereof against any of the Released Parties; provided, however, that nothing in this release shall be construed to release, acquit or discharge any Claims or rights that such Stockholder had, has or may have under (i) this Agreement and the Ancillary Agreements to which such Stockholder is a party in connection with the Transactions, (ii) any rights, claims or entitlements to any fees, salary, bonuses, other compensation earned or accrued prior to the date hereof by or for the benefit of Releasor in respect of services performed by Releasor as a director, employee, officer, advisor or consultant of the Company prior to the date hereof, (iii) any indemnification rights of Stockholders as officers or directors of the Company under the Company’s charter or bylaws, insurance policies, or indemnification agreement between the Company and such Stockholder or (iv) any employee benefit arrangements of the Company.

(b) Each Releasor agrees, from and after the date hereof and to the fullest extent permitted by law, not to commence, aid, prosecute or cause to be commenced or prosecuted, directly or indirectly, any action or other proceeding based upon any of the Claims which are released by Section 6.10(a) above. Releasor acknowledges and agrees that, except as expressly limited in this Section 6.10, this release releases and precludes, effective upon the date hereof, inter alia, any Claims against any of the Released Parties of which such Releasor is not now aware and of which such Releasor may only become aware at some later date. Nevertheless, such Releasor fully and freely intends to and does, by executing this release and effective upon the date hereof, release any and all such Claims.

(c) Each Releasor, on its behalf and on behalf of its Agents and Affiliates, (a) represents and warrants that neither it nor any of its Agents or Affiliates has assigned and (b) covenants that it will not assign, and will cause each of its Agents and Affiliates not to assign, to any other Person, any Claim or potential Claim against the Released Parties released by Section 6.10(a) above.

(d) Each of the Stockholders hereby further agrees to execute and deliver to Buyer at the Closing a release agreement in the form attached hereto as Exhibit F (the “Stockholder Releases”).

Section 6.11 Background Checks. Following execution of this Agreement, Buyer anticipates conducting customary background checks of employees of the Company in connection with their pending employment with Buyer. Buyer may, without penalty or obligation, determine not to hire any employee of the Company who is Key Personnel as a result of a Failed Background Check.

Section 6.12 Certain Employment and Benefits Matters.

(a) Except with respect to (i) the hiring or engagement, as applicable, of the Stockholders and the Key Personnel by the Company at or immediately following the Closing pursuant to the Offer Letters and Consulting Agreements, and (ii) the Contingent Purchase Price Payments and Key Personnel Contingent Payments, in each case solely to the extent expressly provided in this Agreement, the Buyer (and, following the Closing, the Company and its Subsidiaries) shall not be under any obligation to hire or retain any employee, independent contractor or consultant, or provide any employee, independent contractor or consultant with any particular benefits, or make any payments or provide any benefits to those employees, independent contractors or consultants whom the Buyer (or the Company or any of its Subsidiaries, following the Closing) chooses not to employ or subsequently terminates, except as otherwise required by applicable Law or any applicable separate written agreement between Buyer and any such Person. The Company shall take all necessary action such that all amounts due and payable or that may become due and payable (including notice periods, repatriation commitments, severance, bonuses and sales commissions) with respect to any employee, independent contractor or consultant whose relationship with the Company and the Subsidiaries has terminated or expired on or prior to the Closing shall have been paid in full by the Company such that the Company, its Subsidiaries, and the Buyer, shall have no obligation to any such Person as of and after the Closing.

(b) For a period of at least six (6) months following the Closing, the Buyer shall cause the Company to provide each employee of the Company hired by the Buyer (or the Company following the Closing), while such employee is employed by Buyer (or the Company following the Closing), with: (i) base salary or hourly wage rates which are no less than the base salary or hourly wage rates provided by the Company immediately prior to the Closing; and (ii) retirement and welfare benefits that are substantially comparable in the aggregate to those provided by the Company immediately prior to the Closing.

(c) At the request of Buyer, the Company will terminate any and all Company Benefit Plans, including any group health, dental, bonus, commission, severance, separation or salary continuation plans, programs or arrangements, effective either immediately prior to the Closing or thereafter as specified by Buyer and, at the request of Buyer, the Company will provide Buyer with evidence that such Company Benefit Plans have been so terminated pursuant to resolutions duly adopted by the Company Board or the board of directors of a Subsidiary, as applicable. The Company also shall take such other actions in furtherance of terminating such Company Benefit Plans as the Buyer may reasonably require. If any defined contribution plan qualified under Section 401(a) of the Code is terminated, the Buyer shall take such reasonable actions as may be necessary to enable such plan participants who become employed by the Buyer (or the Company following the Closing) with outstanding plan loans to rollover their loans to a qualified Section 401(a) plan maintained by the Buyer.

(d) At or immediately prior to Closing, the Company and its Subsidiaries shall pay to their current and former employees all vacation, paid-time off and similar amounts accrued through the Closing, so that neither Buyer nor any of its Affiliates (including the Company and its Subsidiaries following the Closing) will have any Damages or other obligations related to or in respect of such amounts on or following Closing (including any Taxes in respect of such amounts).

(e) Without limiting the generality of Section 11.5, this Section 6.12 is included for the sole benefit of the respective Parties hereto (and their respective permitted successors and assigns) and nothing herein, express or implied, shall create any rights, remedies, benefits or obligations in any other Person, including any employees of the Company or any representative, beneficiary or dependent thereof. Nothing in this Section 6.12 shall (i) be treated as an amendment or termination of any Company Benefit Plan or employee benefit plan or program of Buyer or any of its Affiliates or prevent the amendment or termination of any such plan or arrangement or (ii) obligate Buyer, the Company or any of their respective Affiliates to retain the employment of any particular employee or continue the employment of any particular employee for any period of time.

Section 6.13 Insurance and Indemnification of Directors

(a) Prior to the Closing, the Company shall purchase an extended reporting period endorsement, or “tail,” under the Company’s existing directors’ and officers’ liability insurance coverage in a form reasonably acceptable to Buyer that shall provide the members of the Company Board and the Company’s officers with coverage for six (6) years following the Closing of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company.

(b) The Buyer and the Company agree that all applicable rights to indemnification, advancement of expenses and exculpation by the Company in favor of each current and former officer or director of the Company (the “D&O Indemnified Parties”), as provided in the certificate of incorporation or by-laws of the Company, in each case as in effect on the date of immediately prior to the Closing, or pursuant to any other agreements in effect as of immediately prior to the Closing, shall survive the Closing and shall not be modified as a result of the Closing, and shall continue in full force and effect in accordance with their respective terms. After the Closing, in the event the Company or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 6.13(b).

Section 6.14 Stockholder Standstill. Without limiting the obligations of any Party under Section 6.6, each Stockholder hereby agrees that, until the Closing Date or the date of termination of this Agreement pursuant to Section 10.1 (whichever first occurs), such Stockholder shall not, directly or indirectly (including through its Affiliates or by entering into an agreement to do any of the following), unless specifically requested or consented to in writing by Buyer:

(a) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (each, a “Transfer”), or enter into any contract, option or other agreement with respect to, or permit or consent to, a Transfer of, any of the Shares, or any other securities in the Company held by such Stockholder from time to time, except for Transfers (i) of the Shares to Buyer at the Closing pursuant to this Agreement, (ii) by the laws of descent and distribution, or (iii) by operation of Law; provided that in the case of any such Transfer pursuant to the foregoing clause (ii) and/or (iii), the transferee shall be required, as a condition precedent to the effectiveness of such Transfer, to execute and deliver to each party to this Agreement a counterparty signature page to this Agreement or a joinder to this Agreement in a form reasonably acceptable to Buyer and the Company;

(b) acquire, offer to acquire, or agree to acquire, by purchase or otherwise, any securities or rights to acquire any Shares or any other securities in the Company;

(c) make any announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets, including, without limitation, any merger or sale of the Company or sale of all or substantially all of the Company’s securities (including any Shares) or assets.

Section 6.15 Certain Deliveries. As soon as practicable after the date of this Agreement, but in no event more than five (5) Business Days following the date hereof, the Company will deliver to Buyer on one or more CD-ROM disks a complete and accurate (as of the date of this Agreement) electronic copy of the “data room” established and maintained by the Company through ansarada at https://dataroom.ansarada.com/Project_Chesapeake (the “Data Room”).

Section 6.16 Cooperation with Respect to Network Intrusion Matters. The Stockholders shall preserve and maintain all information and documents in their possession or custody (or that may come into their possession or custody) relevant to the Network Intrusion Matters, including any information or documentation that is or may be or become relevant to any investigation with respect to the Network Intrusion Matters and/or the defense or prosecution of any Legal Proceeding related to the Network Intrusion Matters. The Stockholders shall reasonably cooperate with Buyer, at Buyer’s expense, in all respects in any such investigations and Legal Proceedings.

Section 6.17 Technology and Licensing Deliverables. The Stockholders shall, prior to and following the Closing, use their diligent efforts to complete or cause to be completed to the Buyer’s satisfaction the technology and licensing activities and deliverables detailed on Schedule 6.17.

Section 6.18 Records. Following the Closing, the Company shall, and the Buyer shall cause the Company to, in each case upon reasonable prior written request, afford the Stockholders and their respective advisors and representatives (subject to the execution by any such advisor or representative of a customary confidentiality agreement in a form reasonably acceptable to Buyer or the Company (following the Closing)) access to, and the right to make copies and extracts from, the books, records and other data in the Company’s possession relating to the Company with respect to periods prior to the Closing Date to the extent that such access may be reasonably required by the Stockholders to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against the Stockholders in their capacity as stockholders, officers, directors, or employees of the Company prior to the Closing, and for the purposes of satisfying any reporting requirements required by any applicable Laws. The Buyer agrees that for a period of seven years following the Closing Date, the Company shall not, and the Buyer shall cause the Company not to, destroy or otherwise dispose of any such books, records or data in its possession without (a) giving the Stockholders at least sixty (60) days prior written notice of such intended disposition and (b) offering to deliver to the Stockholders, at the Stockholders’ expense, copies of any or all of the books, records and data that the Company intends to destroy. The Stockholders agree that any books, records, data, or other information, or copies thereof, accessed by or otherwise furnished, provided, or made available the Stockholders pursuant to this Section 6.18 shall be treated as Confidential Information and held by the Stockholders in accordance with Section 6.9.

Section 6.19 Updates to Disclosure Schedule. From time to time prior to the Closing, the Representative shall have the right (but not the obligation) to deliver to Buyer one or more supplements to the Disclosure Schedule with respect to any matter hereafter arising or of which the Representative becomes aware after the date hereof (each a “Schedule Supplement”). Schedule Supplements shall be deemed to be provided to Buyer for informational purposes only so as to notify Buyer of the facts and information therein prior to the Closing, and no Schedule Supplement shall be deemed to be incorporated into or modify or become part of the Disclosure Schedule or the content thereof or to qualify or modify the representations and warranties of the Company and the Stockholders set forth in herein in any way. The Company and the Stockholders agree and acknowledge that the Buyer has negotiated the provisions of this Agreement, including the representations, warranties, covenants, and indemnification obligations of the Company, the Representative, and the Stockholders, as applicable, in reliance on the disclosures set forth in the Disclosure Schedule as delivered to Buyer simultaneously with the execution and delivery of this Agreement, and Buyer shall be entitled to rely on the representations and warranties of the Company and the Stockholders set forth herein (as qualified by the Disclosure Schedule) and pursue any rights and remedies available to Buyer hereunder with respect to any breach of such representations and warranties (as qualified by the Disclosure Schedule) in accordance with the provisions of this Agreement, regardless of any Schedule Supplement delivered to Buyer after the date hereof.

ARTICLE VII

CERTAIN TAX MATTERS

Section 7.1 Tax Filings.

(a) Except as provided in Section 7.1(b), the Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause to be paid, all Taxes of the Company due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law. At least fifteen (15) days prior to the due date (taking into account any extension) for the filing of such Tax Returns, the Company shall deliver a draft of such Tax Returns to the Buyer for the Buyer’s review and approval (which approval shall not be unreasonably withheld).

(b) The Representative on behalf of the Stockholders shall prepare and timely file, or shall cause to be prepared and timely filed, the final U.S. federal and applicable state Income Tax Returns for the Company for the taxable period ending on or prior to the Closing Date (the “Final Short Period Income Tax Returns”) in accordance with the provisions of this Section 7.1(b).

(i) The Final Short Period Income Tax Returns shall be prepared by treating items on such returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law. Except for any Final Short Period Income Tax Return that is subject to a dispute as provided in clause (ii) below, the Representative shall deliver to the Buyer such Final Short Period Income Tax Returns for execution and filing at least ten (10) days prior to the due date (as extended) of such Final Short Period Income Tax Returns. The Company shall have an appropriate officer of the Company sign and timely file such Final Short Period Income Tax Returns in accordance with the written instructions provided by the Representative; provided, that the Stockholders (and not the Buyer or the Company) shall be responsible for the completeness and accuracy of any such Final Short Period Income Tax Returns and the payment of any Taxes due on any of such Final Short Period Income Tax Returns filed pursuant to this Section 7.1(b), except to the extent any such Taxes are taken into account as Indebtedness or a Current Liability in the computation of Final Net Working Capital, in which event, the Buyer shall pay or cause the Company to pay (or reimburse the Representative on behalf of the Stockholders for) any such Taxes to the extent of such provision. The Parties shall treat the taxable year of the Company as ending on the Closing Date where required or allowable by Law and shall allocate income to the period ending on the Closing Date based on a closing of the books as of the Closing Date.

(ii) The Representative shall provide the Buyer with drafts of such Final Short Period Income Tax Returns a minimum of forty-five (45) days prior to the due date (as extended) so that the Buyer has a reasonable opportunity to review such Final Short Period Income Tax Returns prior to the due date (as extended) and provide comments with respect thereto. The Buyer shall promptly advise the Representative of any disagreement with items shown on such Final Short Period Income Tax Returns. If the Buyer and the Representative are unable to resolve any such disagreement, the disputed Final Short Period shall be referred to the Accounting Firm, which firm shall be directed to resolve such dispute as promptly as possible. The fees of such Accounting Firm shall be allocated between the Buyer and the Representative (on behalf of the Stockholders) in the manner set forth in Section 1.3(b)(iii)(D) above. The decision of such Accounting Firm shall be final and binding upon all parties absent fraud or gross negligence. In the event the decision of such Accounting Firm requires the filing of an amended Tax Return, Stockholders and the Representative shall be responsible for causing to be filed all amended Tax Returns (in the manner provided in Section 7.1(b)(i) for execution and filing) and the Stockholders shall be responsible for the payment, if any, of any additional Tax (including penalties and interest thereon) due and payable with respect thereto, and the Stockholders shall be entitled to any overpayment of Tax pursuant to such amended Tax Return. This dispute resolution mechanism is referred to as the “Tax Dispute Resolution Mechanism.”

(c) Tax Returns of the Company not described in the preceding provisions of this Section 7.1 which relate to a Pre-Closing Tax Period (other than a Straddle Period) but which are not required to be filed until after the Closing Date shall be prepared and filed in accordance with the procedures and the Tax Dispute Resolution Mechanism set forth in Section 7.1(b) above, except that if the due date for any such Tax Return does not allow for such Tax Return to be submitted to the Buyer for its review within a minimum of forty-five (45) days prior to such due date, such Tax Return shall be submitted to the Buyer as soon as reasonably possible prior to such due date for its review. The Stockholders shall pay any Taxes resulting from the filing of any such Tax Returns except to the extent any such Taxes are taken into account as Indebtedness or a Current Liability in the computation of Final Net Working Capital, in which event, the Buyer shall pay or cause the Company to pay (or reimburse the Representative on behalf of the Stockholders for) any such Taxes to the extent of such provision.

(d) The Buyer shall prepare and timely file, or cause to be prepared and timely filed, any Tax Return required to be filed by the Company for a Straddle Period (a “Straddle Period Tax Return”). At least thirty (30) days prior to the due date (taking into account any extension) for the filing of such Tax Returns, the Buyer shall deliver a draft of such Straddle Period Tax Return to the Representative for the Representative’s review and approval (which approval shall not be unreasonably withheld). With respect to Taxes of the Company relating to a Straddle Period, the Buyer shall have the right to recover from the Escrow Fund the amount of such Taxes allocable to the portion of the Straddle Period in the Pre-Closing Tax Period, except to the extent any such Taxes are taken into account as Indebtedness or a Current Liability in the computation of Final Net Working Capital, in which event, the Buyer shall pay or cause the Company to pay (or reimburse the Representative on behalf of the Stockholders for) any such Taxes to the extent of such provision. The portion of any Tax that is allocable to the Pre-Closing Tax Period will be: (i) in the case of real, personal and intangible property Taxes and similar ad valorem Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date.

Section 7.2 Tax Refunds. The Representative (on behalf of the Stockholders) shall be entitled to any refund of Taxes attributable to a Pre-Closing Tax Period (and any interest thereon paid by a Governmental Entity) which refund is actually received by the Buyer after the Closing, net of any cost to Buyer attributable to obtaining such refund, except to the extent that (i) such refund arises as the result of a carryback of a loss or other tax benefit from a Tax period (or portion thereof) beginning after the Closing Date or such refund was included in the computation of Final Net Working Capital. Any amended Tax Returns or claims for refund shall be prepared and filed in accordance with the methodology set forth in Section 7.1(b). Within ten (10) days of the receipt of any such Tax refunds, the Buyer shall pay, or cause the Company to pay, the amount to which the Representative (on behalf of the Stockholders) is entitled pursuant to this Section 7.2 to the Representative; provided however, to the extent any such refund is subsequently disallowed or required to be returned, in whole or in part, to the applicable Governmental Entity, the Representative shall promptly repay such amount, together with any interest, penalties or other additional amounts imposed by such Tax Authority, to Buyer.

Section 7.3 Cooperation. Buyer, the Representative and the Company agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to Taxes of the Company, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Buyer, the Representative or the Company, the making of any election relating to Taxes, the preparation for any audit by any Governmental Entity and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer, the Representative and the Company agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Period until the expiration of the applicable statute of limitations, and to abide by all record retention agreements entered into with any Governmental Entity.

Section 7.4 Transfer Taxes. All sales, recording, transfer, valued added, documentary, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the Closing and the Transactions shall be borne fifty percent (50%) by the Stockholders and fifty percent (50%) by the Buyer. The Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the Representative will join in the execution of any such Tax Returns and other documentation to the extent required by applicable Law. The Parties shall provide each other with such certificates or other documents, and shall reasonably cooperate with each other, to minimize to the greatest extent possible any Taxes contemplated by this Section 7.4.

Section 7.5 Tax Contests.

(a) Buyer and the Company, on the one hand, and the Stockholders, the Representative and their Affiliates, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other party of any Tax Matter shall not relieve such other party of any liability with respect to such Tax Matters except to the extent such party was actually prejudiced as a result thereof.

(b) Buyer shall have sole control of the conduct of all Tax Matters, including any settlement or compromise thereof, provided, however, that Buyer shall keep the Representative reasonably informed of the progress of any Tax Matter and shall not effect any such settlement or compromise with respect to which any Stockholder is liable without the prior written consent of the Representative, which shall not be unreasonably withheld or delayed. The Representative shall be entitled, at its own expense, to participate in any Tax Matter, provided however, that Buyer shall be entitled to control the conduct of any such Tax.

(c) In the event of any conflict or overlap between the provisions of this Section 7.5 and ARTICLE IX, the provisions of this Section 7.5 shall control.

Section 7.6 FIRPTA. Representative shall deliver to Buyer at Closing all necessary forms and certificates complying with applicable Law, duly executed and acknowledged, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF THE BUYER,

THE COMPANY AND THE STOCKHOLDERS

Section 8.1 Conditions to the Obligations of the Buyer. The obligation of the Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Closing Date, of the following conditions, any one or more of which may be waived by the Buyer in its sole discretion:

(a) Approvals.

(i) All waivers, permits, consents, approvals or other authorizations of any Governmental Entity, and of any other third party, required in connection with the execution, delivery and performance of this Agreement (including the consummation of the Closing) and set forth on Schedule 8.1(a) shall have been duly obtained by the Company (at its own expense) in writing and shall be in full force and effect on the Closing Date.

(ii) The execution, delivery, and performance of this Agreement, the Ancillary Agreements, and the Transactions shall have been approved by the Board of Directors of the Company and by the Stockholders (in their capacities as stockholders of the Company), and such approvals shall be continuing and in full force and effect as of the Closing.

(b) Representations and Warranties of the Company. All representations and warranties made by the Company and the Stockholders in this Agreement that are qualified as to materiality or Company Material Adverse Effect shall be true and correct, and all representations and warranties of the Company that are not so qualified shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date (except to the extent such representations and warranties refer to a specific date, which shall be true and correct as of such date) as if made by the Company on and as of the Closing Date.

(c) Performance of Covenants of the Company and the Stockholders. The Company and the Stockholders shall have performed or complied in all material respects with their respective agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.

(d) No Company Material Adverse Effect. Since the Most Recent Balance Sheet Date, there shall have occurred no Circumstance which, individually or taken together with all other Circumstances, has had, or would reasonably be expected in the future to have, a Company Material Adverse Effect.

(e) No Legal Proceedings. No Legal Proceeding shall be pending or threatened in writing wherein an unfavorable Order would (i) prevent or prohibit the consummation of the Closing or the other Transactions, (ii) cause the Closing or the Transactions to be rescinded following consummation of such transaction, (iii) result in the obligation of the Buyer or any of its Affiliates to pay money damages as a result of the Closing or the Transactions, other than any Legal Proceeding being prosecuted or threatened by the Company or its Agents or the Stockholders in connection with this Agreement and the Ancillary Agreements, including the obligations of the Buyer hereunder and thereunder, (iv) require Buyer or any of its Affiliates to hold all or any portion of the Company’s business or assets separate, or to dispose of or all or any portion of its or the Company’s or any of Buyers’ or its Affiliates’ business or assets as a result of the Closing or the Transactions, or (v) have, individually or in the aggregate, a Company Material Adverse Effect, and no such Order shall be in effect with respect to any of the foregoing.

(f) [Intentionally Omitted.]

(g) [Intentionally Omitted.]

(h) Other Closing Deliverables.

(i) The Buyer shall have received from the Company a certificate in form and substance reasonably acceptable to the Buyer of an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 8.1(b), Section 8.1(c), and Section 8.1(d) have been satisfied.

(ii) The Buyer shall have received a certificate of the Company executed by the Secretary of the Company, dated as of the Closing Date, certifying: (i) the Organizational Documents, (ii) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the Ancillary Agreements to which the Company is a party, and (iii) any and all Company Board of Director, committee and shareholder resolutions, consents or other actions taken by the Company’s Board of Directors, any committee of the Company’s Board of Directors or the Company’s shareholders between the date hereof and the Closing Date.

(iii) The Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company.

(iv) All employees of the Company shall have resigned (effective as of the Closing), and the Buyer shall have received copies of (A) employment offer letters (including the Buyer’s standard form of Invention and Non-Disclosure Agreement and Non-Competition and Non-Solicitation Agreement attached as exhibits thereto) in the form attached hereto as Exhibit E-1 (each an “Offer Letter” and collectively the “Offer Letters”) from each of the Persons set forth in Section 1 of Schedule 8.1(h)(iv)(A), and at least twelve (12) of the Persons set forth in Section 2 of Schedule 8.1(h)(iv)(A), and (B) consulting agreements in the form attached hereto as Exhibit E-2 (each a “Consulting Agreement” and collectively the “Consulting Agreements”) from each of the Persons set forth on Schedule 8.1(h)(iv)(B). Such employment Offer Letters (including the related Invention and Non-Disclosure Agreements and Non-Competition and Non-Solicitation Agreements) and Consulting Agreements shall (x) be in full force and effect, (y) not have been terminated or breached by the applicable employee or consultant and (z) become effective upon, and subject to, the Closing without any further action by the applicable employee or consultant.

(v) The Escrow Agreement shall have been executed by the Escrow Agent and the Representative and delivered to the Buyer.

(vi) The Buyer shall have received original Certificates from all Stockholders, endorsed for transfer or accompanied by stock transfer powers in a form acceptable to Buyer; provided, however, that if a Stockholder cannot deliver an original Certificate, then such Stockholder shall deliver an affidavit of lost certificate and indemnity agreement in favor of Buyer, in a form reasonably acceptable to Buyer, at the Closing with respect to the Shares held by such Stockholder.

(vii) The Buyer shall have received evidence that any 401(k) Plan and any other Company Benefit Plan required to be terminated as of the Closing Date pursuant to Section 6.12(c) hereof has been terminated, effective upon the Closing Date.

(viii) The Buyer shall have received evidence that any key man life insurance policy maintained by the Company has been terminated, effective upon the Closing Date.

(ix) The Buyer shall have received evidence of the payment of all fees and expenses of the Company in accordance with Section 6.1.

(x) The Buyer shall have received a certification by the Company that meets the requirements of Treasury Regulation Section 1.897-2(h)(1)(i), dated within thirty (30) days prior to the Closing Date and in form and substance reasonably acceptable to Buyer along with written authorization for Buyer to deliver such notice form to the Internal Revenue Service on behalf of the Company upon Closing.

(xi) The Company shall have provided to Buyer copies of payoff and release letters, in a form reasonably acceptable to Buyer, with respect to each item of Indebtedness of the Company outstanding as of immediately prior to the Closing, in each case duly executed and delivered by the holders of such Indebtedness, and (ii) all Security Interests on the Company’s assets or properties shall have been released in form and substance reasonably satisfactory to Buyer.

(xii) The Company shall have delivered to the Buyer (A) the Stockholder Releases, each dated as of the Closing Date and duly executed by each of the Stockholders and (B) a general release in the form attached as Exhibit G (each a “Key Personnel Release”), each dated as of the Closing Date, duly executed by each of the Key Personnel set forth in Section 1 of Schedule 8.1(h)(xii), and at least twelve (12) of the Key Personnel set forth in Section 2 of Schedule 8.1(h)(xii).

(xiii) The Buyer shall have received such other certificates and instruments (including certificates of good standing of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

(i) The Company shall have definitively settled all disputes, third party claims and Legal Proceedings against the Company and any of its officers, directors, employees, agents, and Affiliates arising in connection with the E*TRADE Matters to the reasonable satisfaction of Buyer, including by entering into a binding settlement agreement that provides for a general release of the Company and its officers, directors, employees, agents, and Affiliates (other than with respect to obligations arising pursuant to such agreement).

(j) The Company will deliver to Buyer evidence reasonably satisfactory to Buyer that (i) the Company has filed a Form 941-X with the IRS to correct the underreporting of the compensation income attributable to the transfer of shares in connection with the 2014 Share Transfer Documents, (ii) the Company has paid all applicable Taxes (including any applicable penalties and interest) with respect to such share transfer and the filing of such Form 941-X, (iii) the Company has filed a Form W-2c with the IRS and issued a copy of such Form W-2c to Robert Billingslea, reflecting the additional compensation attributable to the share transfer, and (iv) the Company and/or Robert Billingslea shall have paid all applicable Taxes (including any applicable penalties and interest) with respect to such share transfer and the filing of such Form W-2c.

Section 8.2 Conditions to Obligations of the Company and the Stockholders. The obligation of the Company and the Stockholders to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or before the Closing Date, of the following conditions, any one or more of which may be waived by the Representative in the Representative’s sole discretion:

(a) Approvals.

(i) All waivers, permits, consents, approvals or other authorizations of any Governmental Entity, and of any other third party, required in connection with the execution, delivery and performance of this Agreement (including the consummation of the Closing) and set forth on Schedule 8.1(a) shall have been duly obtained by the Company (at its own expense) in writing and shall be in full force and effect on the Closing Date.

(ii) The execution, delivery, and performance of this Agreement, the Ancillary Agreements, and the Transactions shall have been approved by the Board of Directors of Buyer, and such approval shall be continuing and in full force and effect as of the Closing.

(b) Representations and Warranties of the Buyer. All representations and warranties made by the Buyer in this Agreement that are qualified as to materiality shall be true and correct, and all representations and warranties of the Buyer that are not so qualified shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date (except to the extent such representations and warranties refer to a specific date, which shall be true and correct as of such date) as if made by the Buyer on and as of the Closing Date.

(c) Performance of Covenants of the Buyer. The Buyer shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.

(d) No Legal Proceedings. No Legal Proceeding shall be pending or threatened in writing wherein an unfavorable Order would (i) prevent or prohibit the consummation of the Closing or the other Transactions, (ii) cause the Closing or the Transactions to be rescinded following consummation of such transaction, (iii) result in the obligation of the Stockholders to pay money damages as a result of the Closing or the Transactions, other than any Legal Proceeding being prosecuted or threatened by Buyer or its Agents in connection with this Agreement and the Ancillary Agreements, including the obligations of the Company or the Stockholders hereunder and thereunder, (iv) require the Company to dispose of all or any portion of its business or assets as a result of the Closing or the Transactions (other than pursuant to this Agreement and the Transactions as contemplated hereby), or (v) have, individually or in the aggregate, a Company Material Adverse Effect, and no such Order shall be in effect with respect to any of the foregoing.

(e) Other Closing Deliverables.

(i) The Representative shall have received from the Buyer a certificate in form and substance reasonably acceptable to the Representative of an authorized officer of the Buyer, dated as of the Closing Date, to the effect that the conditions specified in Section 8.2(b) and Section 8.2(c) and have been satisfied.

(ii) The Representative shall have received from the Buyer a certificate of the Buyer executed by the Secretary of the Buyer, dated as of the Closing Date, certifying: (i) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the Ancillary Agreements to which the Buyer is a party, and (ii) any and all Buyer Board of Director, committee and shareholder resolutions, consents or other actions taken by the Buyer’s Board of Directors, any committee of the Buyer’s Board of Directors or the Buyer’s shareholders between the date hereof and the Closing Date with respect to the approval and authorization of the Transactions.

(iii) The Escrow Agreement shall have been executed by the Escrow Agent and the Buyer and delivered to the Representative.

(iv) The Representative shall have received evidence of delivery of the General Escrow Amount and the Special Escrow Amount to the Escrow Agent.

(v) The Buyer shall have executed and delivered (A) an Offer Letter to each of the Stockholders and Key Personnel (other than any Stockholders and Key Personnel listed on Schedule 8.1(h)(iv)(B)), and (B) a Consulting Agreement to each of the Persons listed on Schedule 8.1(h)(iv)(B), which Offer Letters and Consulting Agreements shall, to the extent duly executed and delivered by such Stockholder or Key Personnel, as applicable, become effective upon, and subject to, the Closing.

(vi) The Representative shall have received such other certificates and instruments (including certificates of good standing of the Buyer in its jurisdiction of organization, certified charter documents and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

(vii) The Stockholders shall have received the Initial Purchase Price.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival of Representations and Warranties and Covenants.

(a) Representations and Warranties Regarding the Company, the Buyer and the Stockholders. The representations and warranties of the Parties set forth in this Agreement (including in any schedule or exhibit attached hereto, or in any certificate, document or instrument delivered pursuant hereto), together with the associated rights of indemnification, shall survive the execution and delivery of this Agreement and remain in full force and effect and shall expire at 11:59 P.M. Eastern time on the date that is twenty-four (24) months following the Closing, provided that the representations and warranties set forth in Section 2.1 (Organization, Qualification and Corporate Power), Section 2.2 (Capitalization), Section 2.3 (Authorization), Section 2.10 (Tax Matters), Section 2.11(a) (Assets), Section 2.15 (Privacy and Data Security), Section 2.22 (Employee Benefits), Section 3.1 (Organization, Qualification and Corporate Power), Section 3.2 (Authorization), Section 4.1 (Execution and Delivery; Valid and Binding Agreement) and Section 4.3 (Ownership) (the representations and warranties in such sections being the “Key Representations”) shall survive until 11:59 P.M. Eastern time on the date that is ninety (90) days after the expiration of the applicable statutes of limitation for claims for breach thereof.

(b) Covenants. The respective covenants, agreements and obligations of each party hereto set forth in this Agreement (including in any schedule or exhibit attached hereto, or in any certificate, document or instrument delivered pursuant hereto), shall survive the execution and delivery of this Agreement and the Closing in accordance with their terms.

Section 9.2 Indemnification By the Stockholders. Subject to the limitations set forth in this ARTICLE IX, from and after the Closing Date, the Stockholders shall severally, and not jointly, in accordance with their Pro Rata Basis set forth on Exhibit A attached hereto, indemnify the Buyer and its Affiliates, directors, officers, managers, agents, employees and successors and permitted assigns (each a “Buyer Indemnified Party” and collectively the “Buyer Indemnified Parties”) in respect of, and hold each of them harmless against, any and all Damages incurred or suffered by any Buyer Indemnified Party directly or indirectly resulting from, relating to or constituting:

(a) any failure of any representation or warranty of the Company or a Stockholder contained in this Agreement (including in any schedule or exhibit attached hereto, or in any certificate, document or instrument delivered pursuant hereto) or any Ancillary Agreement to be true and correct as of the date of this Agreement and as of the Closing;

(b) any failure of the Company or a Stockholder to perform fully any covenant or agreement of the Company or such Stockholder contained in this Agreement (including in any schedule or exhibit attached hereto, or in any certificate, document or instrument delivered pursuant hereto) or any Ancillary Agreement;

(c) any claim by any holder of equity securities in the Company or any Subsidiary of the Company (including the Stockholders) or former holder of equity securities in the Company or any Subsidiary of the Company, or any other Person, seeking to assert, or based upon: (i) the ownership or rights to ownership of any shares of stock or other equity securities of the Company; (ii) any rights of a stockholder or holder of equity securities (other than the right to receive a portion of the Purchase Price pursuant to this Agreement), including any option, warrant, preemptive rights or rights to notice or to vote or any claim for or arising out of an actual or alleged breach of fiduciary duty; (iii) any rights under the Organizational Documents; or (iv) any claim that his, her or its shares were wrongfully repurchased by the Company;

(d) any Closing Indebtedness, except to the extent that such Closing Indebtedness was taken into account for purposes of computing the Purchase Price;

(e) any Unpaid Company Transaction Expenses, except to the extent that such Unpaid Company Transaction Expenses were taken into account for purposes of computing the Purchase Price;

(f) any (i) Taxes due and payable by the Company for a Pre-Closing Tax Period, (ii) Taxes of Stockholders (including capital gains Taxes arising as a result of the transactions contemplated by this Agreement) or any of their Affiliates (excluding the Company) for any Tax period, (iii) Taxes for which the Company has any Liability under Treasury Regulation Section 1.1502-6 (or a comparable or similar provision of state, local, or foreign law), as a transferee or successor, pursuant to any contractual obligation or otherwise as a result of being a member of an affiliated group, or (iv) Taxes imposed on or payable by third parties with respect to which the Company has an obligation to indemnify such third party pursuant to a transaction consummated, on or prior to the Closing; provided, however, that there shall be no indemnification hereunder to the extent any such Taxes were taken into account as Indebtedness or a Current Liability in the computation of Final Net Working Capital;

(g)(i) any “excess parachute payment” (within the meaning of Section 280G(b) of the Code and not deductible pursuant to Section 280G(a) of the Code) made by the Company or any of the Subsidiaries on or prior to the Closing Date or otherwise required to be paid by the Buyer or the Company (following the Closing) or any of the Company’s Subsidiaries pursuant to Contracts or Company Benefit Plans entered into or adopted on or prior to the Closing Date and (ii) any Damages related to or in respect of a Company Benefit Plan arising out of the Company being or having been an ERISA Affiliate of any Person other than the Company’s Subsidiaries;

(h) any claim, allegation or assertion that the operation of the Company’ business, or the development, manufacture, marketing, distribution, import or sale of any Customer Offering developed by the Company prior to the Closing Date, infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of any third party;

(i) the infringement, misappropriation, dilution or other violation by any third party of the Company Source Code or any Intellectual Property rights therein;

(j) the Network Intrusion Matter and/or Other Cybersecurity Matters; and

(k) defending any Third-Party Claim alleging the occurrence of facts or circumstances that, if true, regardless of the outcome of such defense, would entitle a Buyer Indemnified Party to indemnification pursuant to any of the other provisions of this Section 9.2;

provided that the obligations of each Stockholder (together with such Stockholder’s respective associated Indemnifying Parties) under this Section 9.2 shall be several and not joint (and not in accordance with the Stockholders’ Pro Rata Basis) and each Stockholder shall be fully responsible for all Damages to the extent such Damages, after taking into account all other Damages incurred by the Buyer Indemnified Parties hereunder that are indemnifiable pursuant to this Section 9.2 (i) are in excess of an amount equal to the General Escrow Cap (as defined below) and (b) arise out of, result from or constitute:

(A) any failure of any representation or warranty of such Stockholder contained in ARTICLE IV of this Agreement to be true and correct as of the date of this Agreement and as of the Closing;

(B) any failure of such Stockholder to perform fully any covenant or agreement of such Stockholder contained in Section 6.3, Section 6.7, Section 6.8, Section 6.9, Section 6.10, or Section 6.14 of this Agreement; or

(C) Taxes of such Stockholder (including capital gains Taxes arising as a result of the transactions contemplated by this Agreement) or any of such Stockholder’s Affiliates (excluding the Company) for any Tax period.

In the event that a claim for indemnification pursuant to this Section 9.2 may be made under multiple subsections of Section 9.2, the Buyer Indemnified Party shall be entitled to bring such claim under any such subsection, with such claim being subject only to the time limitations associated with that subsection, provided, however, that any payments with respect to any Security Indemnity Claim or any claim for indemnification pursuant to this Section 9.2 that could be made as a Security Indemnity Claim, regardless of the subsection of this Section 9.2 under which such claim is made, shall be paid exclusively out of the account within the Escrow Fund relating to the Special Escrow Amount and not the account with the Escrow Fund relating to the General Escrow Amount, and shall be subject to the Special Escrow Cap as set forth in Section 9.7(a)(iv).

Section 9.3 Indemnification by the Buyer. Subject to the limitations set forth in this ARTICLE IX, from and after the Closing Date, the Buyer agrees to indemnify the Stockholders and their Affiliates, directors, officers, managers, agents, employees and successors and permitted assigns (each a “Stockholder Indemnified Party” and collectively the “Stockholder Indemnified Parties”) in respect of, and hold each of them harmless against, any and all Damages incurred or suffered by any Stockholder Indemnified Party directly or indirectly resulting from, relating to or constituting:

(a) any failure of any representation or warranty of the Buyer contained in this Agreement (including in any schedule or exhibit attached hereto, or in any certificate, document or instrument delivered pursuant hereto) or any Ancillary Agreement to be true and correct as of the date of this Agreement and as of the Closing; or

(b) any failure of the Buyer to perform fully any covenant or agreement of the Buyer contained in this Agreement (including in any schedule or exhibit attached hereto, or in any certificate, document or instrument delivered pursuant hereto) or any Ancillary Agreement.

In the event that a claim for indemnification pursuant to this Section 9.3 may be made under multiple subsections of Section 9.3, the Stockholder Indemnified Party shall be entitled to bring such claim under any such subsection, with such claim being subject only to the time limitations associated with that subsection.

Section 9.4 Indemnification Claims.

(a) Notice. A Buyer Indemnified Party or Stockholder Indemnified Party making an indemnification claim under this ARTICLE IX is referred to as the “Indemnified Party” with respect to such indemnification claim and the Party or Parties against whom such claim is asserted under this ARTICLE IX are each referred to as an “Indemnifying Party” (which term includes all indemnifying parties if more than one, as applicable) with respect to such claim. As soon as reasonably practicable after any Indemnified Party hereto becomes aware of any claim that has resulted in or could reasonably be expected to result in Damages that any such Indemnified Party has under this ARTICLE IX against another Party hereto, the Indemnified Party shall deliver to the Indemnifying Party a certificate signed by the Indemnified Party or its duly authorized representative (a “Claim Notice”):

(i) stating that an Indemnified Party has incurred, paid or properly accrued, or reasonably anticipates that it may incur, pay or properly accrue, Damages;

(ii) stating the amount of such Damages (which, in the case of Damages not yet incurred, paid or properly accrued, may be the maximum amount in good faith anticipated to be incurred, paid or properly accrued, if ascertainable); and

(iii) specifying in reasonable detail (based upon the information then possessed by Indemnified Party) the individual items of such Damages included in the amount so stated (if ascertainable) and the nature of the claim to which such Damages are related.

(b) Limitation on Time to Initiate Certain Claims.

(i) Except as set forth in Section 9.4(b)(ii), any claim for indemnification under Section 9.2(a) or Section 9.3(a) must be asserted by written notice within the applicable survival period set forth in Section 9.1(a). If any such claim has been asserted in writing and is a pending claim prior to the expiration of the applicable representation or warranty, such representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved.

(ii) Any claim for indemnification under Section 9.2(a) (solely relating to breach of a representation or warranty under Section 2.14(f) arising out of the Network Intrusion Matter or Other Cybersecurity Matters or under Section 2.15), Section 9.2(i) (but in the case of Section 9.2(i), only to the extent that such indemnification claim arises out of the Network Intrusion Matter or Other Cybersecurity Matters), Section 9.2(j), or Section 9.2(k) (but in the case of Section 9.2(k) only to the extent such indemnification claim relates to the defense of any Third-Party Claim alleging the occurrence of facts or circumstances that, if true, regardless of the outcome of such defense, would entitle a Buyer Indemnified Party to indemnification pursuant to Section 9.2(a) (solely relating to breach of a representation or warranty under Section 2.14(f) (but in the case of Section 2.14(f), only to the extent that such breach of representation or warranty arises out of the Network Intrusion Matter or Other Cybersecurity Matters) or under Section 2.15), Section 9.2(i) (but in the case of Section 9.2(i) only to the extent that such claim for indemnification arises out of the Network Intrusion Matter or Other Cybersecurity Matters), or Section 9.2(j)) (any such indemnification claim described above in this Section 9.4(b)(ii) being a “Security Indemnity Claim”) must be asserted by written notice by the second (2nd) anniversary of the Closing Date. If any such claim has been asserted in writing and is a pending claim prior to the expiration of the second (2nd) anniversary of the Closing Date, such claim and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved.

(iii) Except as set forth in Section 9.4(b)(i) and Section 9.4(b)(ii) above, claims for indemnification under this ARTICLE IX may be asserted at any time.

(iv) Notwithstanding anything to the contrary herein, there shall be no limitation on the time within which a claim based on fraud or intentional misrepresentation on the part of any Party may be made.

(c) Delay. Subject to Section 9.4(b), no delay in or failure to give a Claim Notice by an Indemnified Party to the Indemnifying Party (or to the Representative in the case of a claim by a Buyer Indemnified Party) pursuant to this Section 9.4 will adversely affect any of the other rights or remedies that the Indemnified Party has under this Agreement, except and to the extent that such delay or failure has actually materially prejudiced the Indemnifying Party.

(d) Objections to Claims. An Indemnifying Party may object to any claim set forth in such Claim Notice by delivering written notice to the Indemnified Party (and, if applicable, to the Escrow Agent) of the Indemnifying Party’s objection (an “Indemnification Objection Notice”). Such Indemnification Objection Notice must describe the grounds for such objection in reasonable detail. If an Indemnification Objection Notice is not delivered by the Indemnifying Party to the Indemnified Party within thirty (30) days after receipt by the Indemnifying Party of the Claim Notice (the “Indemnification Objection Period”), such failure to so object shall be an irrevocable acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to indemnification under ARTICLE IX for the full amount of the Damages set forth in such Claim Notice.

(e) Resolution of Objections to Claims. If an Indemnifying Party shall object in writing during the Indemnification Objection Period to any claim or claims by an Indemnified Party made in any Claim Notice, the Indemnified Party shall have thirty (30) days after its receipt of the Indemnification Objection Notice to respond in a written statement to such objection. If after such thirty (30)-day period there remains a dispute as to any claims, the Indemnifying Party and the Indemnified Party shall attempt in good faith for twenty (20) days thereafter to agree upon the rights of the respective parties with respect to each of such claims. If Buyer and the Representative agree to a resolution of such objection, and cash remains in the account within the Escrow Fund relating to the applicable Escrow Amount, then Buyer and the Representative shall promptly prepare and deliver to the Escrow Agent a statement setting forth such conclusively resolved matters and directing the Escrow Agent to distribute cash from the Escrow Fund in accordance with the terms of such statement. If no such agreement can be reached after good faith negotiation, each of the Indemnifying Party and the Indemnified Party shall meet within ten (10) days of the expiration of such twenty (20)-day period and negotiate in good faith for one day with an impartial mediator mutually agreed to by the parties in Boston, Massachusetts. The costs of the mediator shall be equally borne by the Stockholders, on the one hand, and by the Buyer, on the other hand. If no agreement can be reached after good faith mediation, each of the Indemnifying Party and the Indemnified Party may, subject to Section 9.10, bring suit to resolve the objection.

(f) Delivery to Escrow Agent. If, at the time of delivery of any Claim Notice to the Representative (or of any Indemnification Objection Notice by the Representative or response thereto by Buyer), cash remains in the account within the Escrow Fund relating to the applicable Escrow Amount, a duplicate copy of such Claim Notice or Indemnification Objection Notice (or response thereto) shall be delivered to the Escrow Agent by or on behalf of the Indemnified Party.

(g) For purposes of this ARTICLE IX, in the case of any indemnification claim asserted by a Buyer Indemnified Party any references to the Indemnifying Party (except provisions relating to an obligation to make any payments) shall be deemed to refer to the Representative.

Section 9.5 Third-Party Claims.

(a) In the event that an Indemnified Party desires to make a claim against an Indemnifying Party in connection with any third-party Legal Proceeding at any time instituted against or made upon it for which it may seek indemnification hereunder (a “Third-Party Claim”), the Indemnified Party will promptly notify in writing the Indemnifying Party of such Third-Party Claim and of its claims of indemnification with respect thereto; provided, that failure or delay to promptly give such notice will not relieve the Indemnifying Party of its indemnification obligations under this ARTICLE IX with respect to such claim, except to the extent, if any, that the Indemnifying Party has actually been materially prejudiced thereby.

(b) Except in the case of Third-Party Claims (A) in which the remedy sought in such Third-Party Claim includes an injunction or equitable relief against the Indemnified Party, or (B) such Third-Party Claim arises in connection with a criminal proceeding against the Indemnified Party (in the case of any of which the provisions of Section 9.5(d) shall apply), the Indemnifying Party will have the right to assume the defense of the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party by written notice to the Indemnified Party within thirty (30) days after the Indemnifying Party has received notice of the Third-Party Claim; provided, however, that the Indemnifying Party may only assume control of such defense if (x) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third-Party Claim shall constitute Damages for which the Buyer shall be indemnified pursuant to this ARTICLE IX, and (y) in the case of a claim by a Buyer Indemnified Party, the claimant seeks the recovery of a sum of money that does not exceed either the General Escrow Cap or the Special Escrow Cap with respect to any Damages indemnifiable under the applicable provision of Section 9.2 (as set forth in the limitations on the indemnification obligations of the Stockholders provided in Section 9.7), and provided further, in each case, that (i) the Indemnifying Party shall take reasonable steps to conduct the defense of the Third-Party Claim actively and diligently, and (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim.

(c) The Indemnifying Party will not consent to the entry of any Order or enter into any settlement with respect to the Third-Party Claim without the prior consent of the Indemnified Party (which will not be unreasonably withheld or delayed) unless the Order or proposed settlement (i) includes an unconditional release of all liability of each Indemnified Party with respect to such Third-Party Claim, and (ii) involves only the payment of money damages by the Indemnifying Party and does not impose an injunction or other equitable relief upon the Indemnified Party. So long as the Indemnifying Party has assumed and is conducting the defense of the Third-Party Claim in accordance with Section 9.5(b) above, the Indemnified Party will not consent to the entry of any Order or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed).

(d) In the event the Indemnifying Party does not or is not entitled to assume the defense of a Third-Party Claim, (i) the Indemnified Party may defend against, and consent to the entry of any Order or enter in any settlement with respect to the Third-Party Claim (with the prior consent of the Indemnifying Party, not to be unreasonably withheld or delayed), and (ii) the Indemnifying Party will remain responsible for any Damages the Indemnified Party may suffer as a result of such Third-Party Claim to the extent provided herein.

(e) The Parties shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim (subject in each case to any request by the disclosing party for the receiving party to enter into a customary nondisclosure agreement on terms reasonably acceptable to the disclosing party and the receiving party).

Section 9.6 Payment of Claims.

(a) Subject to the other terms of this ARTICLE IX, including the limitations to the Stockholders’ indemnification obligations set forth in this Section 9.7, in order to satisfy any indemnification obligations of the Stockholders to the Buyer pursuant to this ARTICLE IX, the Buyer (and each of the Buyer Indemnified Parties) shall have the right to recover Damages, and such obligations shall be satisfied: (i) first, from the account within the Escrow Fund relating to the applicable Escrow Amount and all interest and investment income thereon to the extent available and subject to the terms of the Escrow Agreement as set forth in Section 9.6(b) below, (ii) second, at the option of the Buyer, by offsetting against any payment of Contingent Purchase Price, to the extent such amount (A) is or becomes due and payable pursuant to Section 1.4 and Exhibit C and (B) is held back from payment in accordance with Section 1.4(g), and (iii) thereafter, directly from the Stockholders by wire transfer of immediately available funds.

(b) Any payments from the Escrow Fund with respect to Damages indemnifiable pursuant to any claim under Section 9.2 that is not a Security Indemnity Claim shall be exclusively paid out of the account within the Escrow Fund relating to the General Escrow Amount and not the account within the Escrow Fund relating to the Special Escrow Amount. Any payments from the Escrow Fund with respect to Damages indemnifiable pursuant to any claim under Section 9.2 that is a Security Indemnity Claim shall be exclusively paid out of the account within the Escrow Fund relating to the Special Escrow Amount and not the account within the Escrow Fund relating to the General Escrow Amount.

(c) Upon the determination of an amount due and payable under this ARTICLE IX directly from the Stockholders or from Buyer, such amount shall be paid within ten (10) Business Days after the date of determination.

Section 9.7 Limitations.

(a) The maximum aggregate liability of the Stockholders for indemnification pursuant to this ARTICLE IX will not exceed:

(i) with respect to all claims under Section 9.2(a) (other than with respect to breaches of Key Representations and Security Indemnity Claims), Section 9.2(h), Section 9.2(i) (but in the case of Section 9.2(i) only to the extent that such claims are not Security Indemnity Claims), and Section 9.2(k) (but in the case of Section 9.2(k) only to the extent such claims arise from defending any Third-Party Claim alleging the occurrence of facts or circumstances that, if true, regardless of the outcome of such defense, would entitle a Buyer Indemnified Party to indemnification pursuant to any of Section 9.2(a) (other than with respect to breaches of Key Representations and Security Indemnity Claims) and claims under Section 9.2(h) or Section 9.2(i) (but in the case of Section 9.2(i) only to the extent that such claims are not Security Indemnity Claims), an amount equal to, as of any applicable time, (A) all amounts actually deposited into the Escrow Fund in respect of the General Escrow Amount plus (B) all interest and investment income thereon, less (C) any amounts actually released to the Representative and the Stockholders from the Escrow Fund in respect of the General Escrow Amount prior to such applicable time (as of any applicable time, the “General Escrow Cap”);

(ii) with respect to any breaches of any of the Key Representations (other than Section 2.15) and Section 9.2(k) (but in the case of Section 9.2(k) only to the extent such Damages arise from defending any Third-Party Claim alleging the occurrence of facts or circumstances that, if true, regardless of the outcome of such defense, would entitle a Buyer Indemnified Party to indemnification pursuant to Section 9.2(a) (solely with respect to breaches of Key Representations other than Section 2.15)), an amount equal to the sum of (x) the Initial Purchase Price, plus (y) the full amount of each Contingent Purchase Price Payment paid or otherwise payable by the Buyer to the Stockholders pursuant to the terms of this Agreement, plus (z) any amounts paid to the Stockholders as a purchase price adjustment pursuant to Section 1.3(c)(i) (the “Purchase Price Cap”);

(iii) with respect to all claims under Section 9.2(b) through Section 9.2(g) and Section 9.2(k) (but in the case of Section 9.2(k) only to the extent such Damages arise from defending any Third-Party Claim alleging the occurrence of facts or circumstances that, if true, regardless of the outcome of such defense, would entitle a Buyer Indemnified Party to indemnification pursuant to any of Section 9.2(b) through Section 9.2(g)), an amount equal to, the Purchase Price Cap;

(iv) with respect to all Security Indemnity Claims, an amount equal to, as of any applicable time, (A) all amounts actually deposited into the Escrow Fund in respect of the Special Indemnity Amount plus (B) all interest and investment income thereon, less (C) any amounts actually released to the Representative and the Stockholders from the Escrow Fund in respect of the Special Escrow Amount prior to such applicable time (as of any applicable time, the “Special Escrow Cap”);

(b) Anything to the contrary contained herein notwithstanding, the Stockholders shall not be obligated to indemnify the Buyer Indemnified Parties with respect to any claim for indemnification resulting from or arising out of matters described in Section 9.2 unless and until the aggregate amount of all such claims exceeds $400,000 (the “Threshold”), in which event the Buyer Indemnified Parties shall be entitled to recover the full amount of Damages (including any amounts of Damages within the Threshold) resulting from or arising out of such matters, provided that, the Threshold limits imposed by this Section 9.7(b) shall not apply to any Damages (i) indemnifiable under Section 9.2(a) solely with respect to any Key Representation, (ii) indemnifiable with respect to any Security Indemnity Claim, (iii) indemnifiable under Section 9.2(f) (solely with respect to Taxes arising in connection with the transactions contemplated by the 2014 Share Transfer Documents), or (iv) arising out of or in connection with any intentional or willful breaches of this Agreement, or actual fraud or intentional misrepresentation.

(c) In all cases in determining whether there has been a breach of a representation or warranty by any Party for purposes of this Agreement, or in determining the amount of any Damages with respect to a breach of a representation or warranty by any Party for purposes of this Agreement, such representations and warranties shall be read without regard to any materiality qualifier (including any reference to Company Material Adverse Effect) contained therein.

(d) In no event shall the Buyer Indemnified Parties be entitled to recover from any Stockholder under this ARTICLE IX an amount greater than such amounts as have actually been paid to such Stockholder pursuant to this Agreement (including any Contingent Purchase Price Payments), except in the case of intentional or willful breaches of this Agreement, or actual fraud. Notwithstanding anything to the contrary herein, the limitations on liability imposed by this Section 9.7 shall not apply to any Damages arising out of or in connection with any intentional or willful breaches of this Agreement, or actual fraud or intentional misrepresentation.

(e) No Indemnifying Party shall be obligated to indemnify any Indemnified Party with respect to any Damages to the extent that such Damages were previously taken into account in the calculation of Final Net Working Capital.

(f) All Damages recoverable by an Indemnified Party from an Indemnifying Party pursuant to this ARTICLE IX shall be net of insurance proceeds actually received by such Indemnified Party and any other amounts such Indemnified Party actually recovers from third parties, in each case solely to the extent that such insurance proceeds or other amounts directly relate to such Damages. In any case where an Indemnified Party recovers, under insurance policies or from other third parties, any amount in respect of a matter for which such Indemnified Party was indemnified pursuant to this ARTICLE IX, such Indemnified Party shall promptly pay over to the applicable Indemnifying Party the amount so recovered (after deducting therefrom the amount of the expenses (including increases in premiums) incurred by such Indemnified Party in procuring such recovery); provided, however, that no Indemnified Party shall be required to pay over to the applicable Indemnifying Party any amount so recovered under such insurance policies or from such other third parties to the extent (but only to the extent) that such amount so recovered was previously taken into account pursuant to the first sentence of this Section 9.7(f).

Section 9.8 Treatment of Indemnity Payments. Any payment made pursuant to this ARTICLE IX shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 9.9 Remedy. Each Party acknowledges and agrees that, except (i) in the case where a Party seeks to obtain specific performance pursuant to Section 11.13 or (ii) as otherwise expressly provided for in this Agreement, its sole and exclusive remedy following the Closing Date with respect to any and all claims under or relating to this Agreement shall be pursuant to the indemnification provisions set forth in this ARTICLE IX; provided, however, that no Party hereto shall be deemed to have waived any rights, claims, causes of action or remedies to the extent (x) based upon actual fraud or intentional misrepresentation or (y) such rights, claims, causes of action or remedies may not be waived under applicable Law.

Section 9.10 Right to Bring Action; No Contribution. Each Stockholder waives, and acknowledges and agrees that such Stockholder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company in connection with any indemnification obligation or any other liability to which such Stockholder may become subject under or in connection with this Agreement. Notwithstanding anything in this ARTICLE IX or elsewhere in this Agreement to the contrary, only the Representative shall have the right, power and authority to commence or prosecute any action, suit or proceeding, by and on behalf of any or all Stockholders against Buyer, the Company, or any other Buyer Indemnified Party in connection with Buyer’s obligations under this Agreement, and in no event shall any Stockholder himself, herself or itself have the right to commence or prosecute any action, suit or proceeding against Buyer, the Company, or any other Buyer Indemnified Party in connection with Buyer’s obligations under this Agreement.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Buyer and the Representative;

(b) by Buyer if there has been a breach in any material respect on the part of the Company or any Stockholder, or by the Representative if there has been a breach in any material respect on the part of Buyer, in each case of the representations and warranties or covenants (which in the case of any breach of covenant has not been cured within thirty (30) days after written notification thereof by the terminating Party to the other Party) of the non-terminating Party set forth in this Agreement, in either case to the extent such breach would cause a condition to the terminating Party’s obligation to close not to be satisfied, or if events have occurred which have made it impossible to satisfy a condition precedent to the terminating Party’s obligations to consummate the transactions contemplated hereby, unless such terminating Party’s willful breach of this Agreement has caused the condition to be unsatisfied;

(c) by either Buyer or the Representative if the Closing has not occurred on or prior to December 31, 2015; provided that neither Buyer nor the Representative will be entitled to terminate this Agreement pursuant to this Section 10.1(c) if such Person’s breach of this Agreement has prevented satisfaction of the conditions or the consummation of the transactions contemplated hereby at or prior to such time;

(d) by Buyer if there is a Company Material Adverse Effect; or

(e) by Buyer if there shall have been any action taken, or any Law enacted, promulgated or issued or deemed applicable to the Transactions, by any Governmental Entity which would: (i) prohibit Buyer’s or the Company’s or its Subsidiary’s ownership or operation of any portion of the business of the Company and its Subsidiaries or (ii) compel Buyer or any of its Affiliates to dispose of or hold separate, as a result of the Transactions, any portion of the business or assets of Buyer or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries).

Section 10.2 Effect of Termination. In the event of termination of this Agreement by either Buyer or the Representative as provided above, this Agreement will forthwith become void and there will be no liability hereunder on the part of any Party, except for the provisions set forth in Section 6.1, this Section 10.2, and ARTICLE XI, which shall remain in full force and effect, and except (i) that nothing herein will relieve any Party from any liability resulting or arising from any breach of this Agreement prior to such termination, and (ii) Section 9.2 of the letter agreement regarding Proposed Acquisition of Marvasol, Inc. (d/b/a LastPass), dated as of June 10, 2015, between LogMeIn, Inc. and the Company, shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1 Amendment. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer, the Company and the Representative. Any such amendment shall be binding on all of the parties hereto and their respective successors and permitted assigns.

Section 11.2 Waiver. Following the Closing, Buyer and the Company, on the one hand, and the Stockholders (including by action of the Representative), on the other hand, may, to the extent legally allowed, (i) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (ii) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or parties, as applicable. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

Section 11.3 Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and will be deemed to have been duly given only if faxed, sent via e-mail, mailed or delivered to the parties at the following addresses or facsimile numbers:

(a)	to Buyer (or to the Company following the Closing), to:

LogMeIn, Inc.
320 Summer Street
Boston, MA 02210
Attention: Edward Herdiech and Michael Donahue
Facsimile: (781) 638-9050

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
1000 Winter Street, Suite 3700
Waltham, MA 02451
Attention: Susan Mazur (susan.mazur@lw.com)
Facsimile: (781) 434-6601

(b)	if to the Company (prior to the Closing), to:

Marvasol, Inc. d/b/a LastPass
8315 Lee Hwy, Suite 501
Fairfax, VA 22031
E-mail: joe@lastpass.com
Attn: Legal

with a copy (which shall not constitute notice) to:

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue N.W.
Suite 500
Washington, D.C. 20036
Attention: Theodore D. Segal (tsegal@stradley.com)
Facsimile: (202) 822-0140

(c)	if to the Representative, to:

Joseph Siegrist
105 Harmony Dr. SW
Vienna, VA 22180
Attention: Legal
Email: joe@lastpass.com

with a copy (which shall not constitute notice) to:

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue N.W.
Suite 500
Washington, D.C. 20036
Attention: Theodore D. Segal (tsegal@stradley.com)
Facsimile: (202) 822-0140

All such notices and other communications will be deemed effectively given the earlier of (i) when delivered personally, (ii) on the same Business Day of delivery by facsimile (with receipt of appropriate confirmation) if delivered before 5:00 p.m. local time and one Business Day after delivery by facsimile (with receipt of appropriate confirmation) if delivered after 5:00 p.m. local time or on a day that is not a Business Day, (iii) at the time of confirmation of e-mail delivery (by return receipt or other reasonable confirmation), or (iv) one Business Day after being deposited with an overnight courier service of recognized standing. Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party hereto in accordance with this Section 11.3.

Section 11.4 Entire Agreement. This Agreement, the exhibits and the schedules hereto, including the Disclosure Schedule, and the Ancillary Agreements, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understanding, both written and oral, among the parties with respect to the subject matter hereof, provided that the parties expressly agree that Section 9.2 of the letter agreement regarding Proposed Acquisition of Marvasol, Inc. (d/b/a LastPass), dated as of June 10, 2015, between LogMeIn, Inc. and the Company, shall survive the execution of this Agreement.

Section 11.5 Third Party Beneficiaries. Except as otherwise expressly set forth herein, the terms and provisions of this Agreement are intended solely for the benefit of each Party hereto (including the Representative) and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person (including upon any Key Personnel) other than the Persons entitled to indemnity under ARTICLE IX. Notwithstanding the foregoing, the D&O Indemnified Parties shall be third-party beneficiaries of Section 6.13(b), each of whom may enforce the provisions of Section 6.13(b).

Section 11.6 No Assignment; Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective heirs, successors and permitted assigns, but neither this Agreement nor any of the rights or obligations hereunder may be assigned (whether by operation of law, through a change in control or otherwise) by the Company, the Representative or any Stockholder without the prior written consent of Buyer, or by Buyer without the prior written consent of the Representative. Notwithstanding the foregoing, Buyer and its Affiliates (including the Company following the Closing) shall have the right to assign, without the consent of the Representative or any Stockholder, (a) all or any portion of its rights (but not its obligations) under this Agreement, including its rights to indemnification, to any of its lenders as collateral security, and (b) after the Closing, all or any portion of this Agreement and its rights and obligations hereunder, including its rights to indemnification, in connection with a (i) merger, acquisition, corporate reorganization, change of control or consolidation involving Buyer or any of its Affiliates (including the Company), or (ii) a sale of all or substantially all of the stock or assets (including any real estate) of Buyer or any of its Affiliates (including the Company), or any substantially similar transaction; provided, however, that any attempted assignment pursuant to (i) or (ii) above shall be null and void ab initio unless and until the assignee agrees in writing to assume all of Buyer’s obligations (and all post-Closing obligations of the Company) under this Agreement, all certificates and instruments contemplated by this Agreement, and the Ancillary Agreements.

Section 11.7 Headings. The headings and table of contents used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Section 11.8 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 11.9 Governing Law. This Agreement, any other agreements and any other closing documents shall be governed by and construed in accordance with the domestic Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Except for the mediation proceedings described in Section 9.4(e), the Parties hereby expressly consent to exclusive jurisdiction of the state and federal courts of the State of Delaware in connection with any Legal Proceeding arising from or relating to this Agreement, and irrevocably waive the defense of an inconvenient forum. Process in any such Legal Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such courts.

Section 11.10 Waiver of Trial by Jury. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 11.11 Construction. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and the neuter, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (vi) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. When used herein, the terms “Party” or “Parties” refer to Buyer, the Company, the Representative and the Stockholders, and the terms “third party” or “third parties” refers to Persons other than Buyer, the Stockholders, the Representative or the Company. Unless stated otherwise, a reference to ‘USD$’, ‘$US’, ‘dollar’ or ‘$’ is a reference to U.S. currency. All amounts hereunder shall be payable in U.S. currency. For the avoidance of doubt, documents posted by the Company, the Stockholders or their respective representatives in the Data Room maintained in connection with the transactions contemplated hereby are deemed to have been made available and provided and delivered to Buyer.

Section 11.12 Rules of Construction. The parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any Party hereto but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.

Section 11.13 Other Remedies; Specific Performance. Except in the case of fraud or willful misconduct, any and all remedies herein expressly conferred upon a Party will be deemed exclusive of any other remedy conferred by law or equity upon such Party; provided that the parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement contained in Section 6.2, Section 6.3, Section 6.6, Section 6.7, Section 6.8, Section 6.9, or Section 6.14 are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that, in addition to the indemnification rights to which the parties may be entitled pursuant to this Agreement, the parties shall be entitled to seek equitable remedies, including injunctions, to prevent breaches and to enforce specifically the terms and provisions described in this paragraph above in any court of the United States or any state having jurisdiction.

Section 11.14 Tax Advice. Each party hereto acknowledges and agrees that it has not received and is not relying upon Tax advice from any other party hereto, and that it has and will continue to consult its own advisors with respect to Taxes.

Section 11.15 Counterparts, Delivery by Facsimile or PDF. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement and any signed Contract entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, or by email in portable document format (pdf) or other similar image format, shall be treated in all manner and respects as an original hereof or thereof and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such Contract, each other Party hereto or thereto shall re-execute original forms hereof or thereof and deliver them to all other Parties. No Party hereto or to any such Contract shall raise the use of a facsimile machine, or by email in portable document format or other similar image format, to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of facsimile machine, or email in portable document format or other similar image format, as a defense to the formation of a Contract and each such Party forever waives any such defense.

Section 11.16 Retention of Counsel; Privileged Communication. In any dispute or proceeding arising under or in connection with this Agreement, any Stockholder or the Representative shall have the right, at its election, to retain the firm of Stradley Ronon Stevens & Young, LLP (“SRSY”) to represent it in such matter, and Buyer, for itself and the Company and for their respective successors and assigns, hereby irrevocably waive and consent to any such representation in any such matter and the communication by such counsel to such Stockholder or the Representative in connection with any such representation of any fact known to such counsel arising by reason of such counsel’s prior representation of such Stockholder or the Representative or the Company. Buyer, for itself and the Company and for their respective successors and assigns, hereby irrevocably acknowledge and agree that all communications between any Stockholder, the Representative, the Company and their counsel, including, without limitation, SRSY, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of a Stockholder, the Representative, the Company and/or their counsel and would not be subject to disclosure to Buyer in connection with any process relating to a dispute arising under or in connection with this Agreement or otherwise, shall continue after the Closing to be privileged communications with such counsel, and neither Buyer nor any Person purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Company and not the Stockholders or the Representative. Other than as explicitly set forth in this Section, the parties acknowledge that any attorney-client privilege attaching as a result of legal counsel representing the Company prior to the Closing shall survive the Closing and continue to be a privilege of the Company and not the Stockholders or the Representative after the Closing.

Section 11.17 Waiver of Conflict by the Representative and the Stockholders. The Representative and the Stockholders intend that Joseph Siegrist, in his capacity as the Representative, and each Stockholder shall have the right, should each so choose, to have the benefit of representation by SRSY in connection with matters under this Agreement and the Ancillary Agreements. Accordingly, each such party agrees that this Agreement will (a) constitute consultation with respect to the potential conflict of interest that SRSY may have as a result of its representation of the Company in connection with this Agreement and the Ancillary Agreements and the Transactions, (b) confirm that each party understands the risks associated with potential conflicts of interest and that the parties have alternatives to waiving the potential conflict (including refusing to waive the potential conflict or declining to engage in the matter giving rise to the potential conflict) and (c) that the parties still wish to consent to SRSY’s representation, if requested, of Joseph Siegrist, in his capacity as Representative, and/or each Stockholder in connection with the matters described herein, and waive any conflicts of interest which may exist as a result of such representation, including in connection with any suit, claim, counterclaim, action, arbitration or proceeding arising among the parties, or any of them, regarding this Agreement or the Ancillary Agreements.

ARTICLE XII

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“2014 Share Transfer Documents” means, collectively, the agreements, documents, and instruments entered into by the Company and one or more of the Stockholders, dated effective as of July 2, 2014, pursuant to which, among other things, (i) certain of the Stockholders transferred and surrendered certain shares of Common Stock or other Company Securities to the Company, and (ii) certain of the Stockholders subscribed for shares of Common Stock, including, (A) the Subscription Agreement, dated as of July 2, 2014, between the Company and Robert Billingslea, (B) the Abandonment and Assignment Agreement, dated as of July 2, 2014, between the Company and Sameer Kochhar, and (C) the Abandonment and Assignment Agreement, dated as of July 2, 2014, between the Company and Andrew Zitnay.

“Accounting Firm” shall mean an independent, nationally recognized accounting firm (which firm shall not have any material relationship with Buyer, the Company or any Stockholder) mutually agreed to in writing by the Representative, on the one hand, and Buyer, on the other hand.

“Acquisition Proposal” shall have the meaning set forth in Section 6.6.

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

“Agents” shall have the meaning set forth in Section 6.6.

“Agreed Accounting Policies and Principles” shall mean in accordance with GAAP as in effect at the date of the financial statement to which it refers, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the Most Recent Balance Sheet.

“Agreement” shall have the meaning set forth in the first paragraph hereto.

“Ancillary Agreements” shall mean the Escrow Agreement, the Offer Letters (including any Invention and Non-Disclosure Agreement and Non-Competition and Non-Solicitation Agreement entered into in connection with the Offer Letters), and the Consulting Agreements.

“Bankruptcy and Equitable Remedies Exception” shall have the meaning set forth in Section 2.3.

“Base Purchase Price” shall have the meaning set forth in Section 1.2(a).

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Boston, Massachusetts are permitted or required by Law, executive order or governmental decree to remain closed.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Indemnified Party” shall have the meaning set forth in Section 9.2.

“Cause” shall mean (a) the Stockholder or Key Personnel has failed to perform his or her reasonably assigned material duties for the Buyer or the Company given the scope of his or her employment or consulting engagement, as applicable, and, if amenable to cure, has not cured such failure after twenty (20) Business Days’ prior written notice from the Buyer; (b) the Stockholder or Key Personnel has engaged in reckless or willful misconduct, which has or is reasonably expected to have a detrimental effect on the Buyer; (c) the Stockholder or Key Personnel has engaged in fraud, embezzlement or other material dishonesty with respect to such Stockholder or Key Personnel’s role or activities at the Buyer or the Company; (d) the Stockholder or Key Personnel has engaged in conduct which would constitute grounds for termination for material violation of the Buyer’s written employment policies (or policies applicable to its consultants and independent contractors) in effect at that time and, if amenable to cure, has not cured such violation after twenty (20) Business Days prior written notice from the Buyer; (e) the Stockholder or Key Personnel has materially breached any provision of any nondisclosure, invention assignment or non-competition agreement or has breached any material provision of any consulting or other similar agreement between the employee and the Buyer and, if amenable to cure, has not cured such breach after twenty (20) Business Days’ notice from the Buyer; or (f) the conviction of the Stockholder or Key Personnel of, or the entry of a pleading of guilty or nolo contendere by the individual to, any crime involving moral turpitude, dishonesty or fraud.

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate” shall mean each certificate that immediately prior to the Closing Date represented outstanding shares of Common Stock.

“Circumstance” shall mean any circumstance, condition, situation, event, development, change, matter, fact or effect.

“Claim Notice” shall have the meaning set forth in Section 9.4(a).

“Claims” shall have the meaning set forth in Section 6.10(a).

“Closing” shall have the meaning set forth in Section 1.7.

“Closing Cash” shall mean, as of any date, the aggregate amount of unrestricted cash, investment securities with original maturities of ninety (90) days or less and other cash equivalents held by the Company, less the aggregate amount of all checks in transit as of such date, all determined in accordance with the Agreed Accounting Policies and Principles.

“Closing Date” shall have the meaning set forth in Section 1.7.

“Closing Indebtedness” shall mean the aggregate amount that would be required to fully discharge, as of the Closing, all Indebtedness of the Company including the current portion of all such categories of Indebtedness.

“Closing Net Working Capital” shall mean Net Working Capital as of 5:00 p.m. Boston time on the date immediately preceding the Closing Date, determined in accordance with Section 1.3.

“Closing Statement” shall have the meaning set forth in Section 1.3(b).

“COBRA” shall have the meaning set forth in Section 2.22(c).

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Common Stock” shall mean the Company’s common stock, $0.01 par value per share.

“Company” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Benefit Plans” shall have the meaning set forth in Section 2.22(a)

“Company Financials” shall have the meaning set forth in Section 2.6(a).

“Company Intellectual Property” shall mean the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Company by any third party.

“Company Material Adverse Effect” shall mean any Circumstance that, individually or in the aggregate, (i) is or would reasonably be expected to prevent, materially delay or materially impair the consummation of the Closing and the Transactions, or (ii) is or would reasonably be expected to be materially adverse to the business, properties, operations, condition (financial or otherwise), prospects, assets or Liabilities of the Company, taken as a whole, other than, in the case of the foregoing clauses (i) and (ii), any adverse Circumstance: (a) resulting from the public announcement of this Agreement or the Transactions, (b) that is generally applicable to the industries or markets in which the Company operates, (c) that is generally applicable to the United States economy or securities or financial markets in general, (d) resulting from an action required by this Agreement or expressly consented to in writing by Buyer, (e) resulting from changes in applicable Laws or accounting rules, including GAAP, or (f) caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or acts of God.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company, in whole or in part.

“Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of the Company, alone or jointly with others.

“Company Security” shall mean any equity security, including, without limitation, any options, warrants, stock rights, convertible debt, or any other derivative security directly or indirectly convertible into or exercisable or exchangeable for any equity security in the Company.

“Company Source Code” shall mean the source code for any Software owned or purported to be owned by the Company and included in the Customer Offerings, Contemplated Customer Offerings or Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Confidential Information” shall mean the content of this Agreement, all information concerning or related to the business, operations, and financial condition of the Company, regardless of the form in which such information appears and whether or not such information has been reduced to a tangible form, and shall specifically include: (i) all information regarding the officers, directors, employees, equity holders, customers, suppliers, distributors, sales representatives and licensees of the Company, whether present or prospective; (ii) all inventions, discoveries, trade secrets, processes, techniques, methods, formulae, ideas and know-how pertaining to the business of the Company; (iii) all financial statements, audit reports, budgets and business plans or forecasts of the Company; and (iv) all information included in, or otherwise embodied in, the files and records of the Company. Notwithstanding the foregoing, Confidential Information shall not include: (A) information which is, as of the applicable time, generally known to the public through no act or omission of the recipient, (B) information which, as of the applicable time, has been lawfully obtained from a third party under no obligation of confidentiality with respect to such Confidential Information, and (C) information which the recipient can demonstrate was independently developed by the recipient or its employees without use of or reliance upon any Confidential Information of the disclosing party.

“Consulting Agreement(s)” shall have the meaning set forth in Section 8.1(h)(iv).

“Contemplated Customer Offering” shall mean the products (including Software and Documentation) and services that the Company included on the Company’s product roadmap for development, manufacture, marketing, distribution, making available, providing, selling or licensing to third parties within the first six (6) months after the Closing Date.

“Contingent Installment” shall mean the First Contingent Installment, or the Second Contingent Installment, as applicable.

“Contingent Key Personnel Payments” shall have the meaning set forth in Section 1.4(b).

“Contingent Payment” shall mean, with respect to a Contingent Payment Period, up to a maximum of the amount set forth on the Contingent Payment Schedule with respect to such Contingent Payment Period.

“Contingent Payment Determination Date” shall mean, as the context so requires, one or both of the First Contingent Payment Determination Date and the Second Contingent Payment Determination Date.

“Contingent Payment Objection Deadline Date” shall mean, with respect to a Contingent Payment Statement, the date that is thirty (30) calendar days after delivery by the Buyer to the Representative of such Contingent Payment Statement.

“Contingent Payment Objection Notice” shall have the meaning set forth in Section 1.4(d).

“Contingent Payment Period” shall mean, as the context so requires, one or both of the First Contingent Payment Period and the Second Contingent Payment Period.

“Contingent Payment Schedule” shall mean the schedule attached hereto as Exhibit C setting forth the Contingent Purchase Price and the Contingent Key Personnel Payments to be paid by the Buyer pursuant to Section 1.4 and certain terms and conditions upon which such amounts may become payable.

“Contingent Payment Statement” shall mean, for the applicable Contingent Payment Period, a statement setting forth, in reasonable detail, and in each case along with the related calculations, Buyer’s good faith determination of the applicable items set forth in Section II of the Contingent Payment Schedule.

“Contingent Purchase Price” shall have the meaning set forth in Section 1.4(a).

“Contingent Purchase Price Payment” shall have the meaning set forth in Section 1.4(f).

“Contract” shall mean any contract, plan, agreement, license, lease, power of attorney, note, mortgage, loan, evidence of Indebtedness, purchase order, letter of credit, undertaking, covenant, covenant not to compete, instrument, obligation, commitment, understanding, purchase and sales order, statement of work, quotation, executory commitment or other agreement to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written.

“Current Assets” means, as of any date, the aggregate amount of each of the line items (and no others) under the heading “Current Assets” set forth on the Reference Statement as of such date, determined on a consolidated basis and in accordance with Section 1.3(d). For the avoidance of doubt, “Current Assets” (i) shall include Closing Cash and (ii) shall not include deferred revenue, deferred Tax assets or any Tax losses, assets or other benefits arising from the transactions contemplated by this Agreement.

“Current Liabilities” means, in respect of the Company as of any date, the aggregate amount of each of the line items (and no others) under the heading “Current Liabilities” set forth on the Reference Statement as of such date, determined on a consolidated basis. For the avoidance of doubt, “Current Liabilities” shall include (i) Unpaid Company Transaction Expenses to the extent not otherwise accrued as a Current Liability, (ii) Closing Indebtedness (specifically excluding deferred revenue) to the extent not otherwise accrued as a Current Liability, and (iii) current Tax liabilities to the extent not otherwise accrued as a Current Liability; provided, however, Current Liabilities shall not include (x) any amounts included in the definition of Closing Indebtedness and actually paid by any Stockholder pursuant to the indemnification obligations of the Stockholders under ARTICLE IX or (y) the amount of any Unpaid Company Transaction Expenses that are actually paid by any Stockholder pursuant to the indemnification obligations of the Stockholders under ARTICLE IX.

“Customer Offerings” shall mean the products (including Software and Documentation) and services that the Company (i) is currently developing, manufacturing, marketing, distributing, making available, providing, selling or licensing to third parties, and (ii) has developed, manufactured, marketed, distributed, made available, provided, sold or licensed to third parties since January 1, 2010.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.13(b).

“Damages” shall mean any and all debts, obligations, liabilities (whether absolute, accrued, contingent, fixed or otherwise), monetary damages, fines, Taxes, reduction in Tax Assets, fees, penalties, interest obligations, deficiencies, losses and expenses, including amounts paid in settlement, interest, court costs, costs of investigations, fees and reasonable expenses of attorneys, accountants, and other experts, and other expenses of settlement, litigation, arbitration or other dispute resolution proceedings relating to an indemnification claim under ARTICLE IX, in each case excluding (except with respect to Third-Party Claims) punitive, special, exemplary, incidental, consequential, indirect, or similar damages.

“Data Room” shall have the meaning set forth in Section 6.15.

“Disclosure Schedule” shall mean the disclosure schedule provided by the Company to the Buyer on the date hereof.

“Documentation” shall mean printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other written information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“Environmental Law” shall mean any Law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater and soil contamination; (d) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the protection of wild life, marine life and wetlands, and endangered and threatened species; and (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles. As used above, the term “release” shall have the meaning set forth in CERCLA.

“ERISA” shall have the meaning set forth in Section 2.22(a).

“ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company.

“Escrow Agent” shall mean Wells Fargo Bank, N.A. (together with any successor thereto that is appointed in accordance with the terms of the Escrow Agreement).

“Escrow Agreement” shall mean the Escrow Agreement in the form attached hereto as Exhibit D by and among the Buyer, the Representative and the Escrow Agent.

“Escrow Amount” shall mean the General Escrow Amount and/or the Special Escrow Amount, as applicable.

“Escrow Fund” shall have the meaning set forth in Section 1.6.

“Estimated Net Working Capital” shall have the meaning set forth in Section 1.3(a).

“E*TRADE Matters” shall mean the disputes between the Company and E*Trade Securities in connection with the facts, circumstances and allegations as described in Section 2.14(b) of the Disclosure Schedule.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exploit” shall mean develop, design, test, modify, make, use, sell, have made, used and sold, license, sublicense, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“Export Control Laws” shall mean all Laws and executive Orders of any Governmental Entity relating to the import or export of goods, technology or services or trading embargoes or other trading restrictions, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the Export Administration Regulations, the International Economic Emergency Powers Act and executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and comparable foreign Laws.

“Failed Background Check” means, with respect to any background check conducted by Buyer as contemplated by this Agreement, such background check reveals that the individual subject of such background check has at any time prior to the Closing Date engaged in conduct or become subject to circumstances that would constitute Cause (without giving effect to any applicable cure periods other than with respect to clause (a) of the definition of “Cause”)) if such individual were to engage in such conduct or become subject to such circumstances following the Closing.

“Final Contingent Payment Statement” shall mean a Contingent Payment Statement that is deemed to be final pursuant to the procedures set forth in Section 1.4(d) and Section 1.4(e).

“Final Net Working Capital” means the amount of Closing Net Working Capital set forth on the Closing Statement, if no Objection Notice with respect thereto is timely delivered pursuant to Section 1.3(b), or if such an Objection Notice is timely delivered, the amount of Closing Net Working Capital as mutually agreed in writing by Buyer, on the one hand, and the Representative, on the other hand, pursuant to Section 1.3(b) or, if applicable, as determined by the Accounting Firm pursuant to Section 1.3(b).

“Final Net Working Capital Deficiency” means the amount, if any, by which Estimated Net Working Capital exceeds Final Net Working Capital.

“Final Net Working Capital Surplus” means the amount, if any, by which Final Net Working Capital exceeds Estimated Net Working Capital.

“Final Short Period Income Tax Returns” has the meaning set forth in Section 7.1(b).

“First Contingent Installment” has the meaning set forth on Exhibit C.

“First Contingent Payment Determination Date” shall mean the first anniversary of the Closing.

“First Contingent Payment Period” shall mean the period beginning on the Closing Date and ending on the first anniversary of the Closing Date.

“First Key Personnel Installment” shall have the meaning set forth on Exhibit C.

“Foreign Plan” shall have the meaning set forth in Section 2.22(m).

“Forfeiting Individual” shall have the meaning set forth in Section 1.4(f).

“GAAP” shall mean United States generally accepted accounting principles.

“General Escrow Amount” shall have the meaning set forth in Section 1.6.

“General Escrow Cap” shall have the meaning set forth in Section 9.7(a)(i).

“Good Reason” shall mean (i) mutual written agreement by the Buyer and the employee or consultant, as applicable, that Good Reason exists; (ii) a relocation (following the Closing) of the Company’s offices such that the employee’s or consultant’s daily commute is increased by at least 50 miles without the written consent of the employee; (iii) the reduction (following the Closing) of the employee’s or consultant’s annual base salary or fee rate (as applicable), each as set forth in the employee’s Offer Letter or the consultant’s Consulting Agreement, in each case without the prior written consent of the employee or consultant (other than reductions affecting all other similarly situated employees or consultants of the Company generally); or (iv) a material reduction (following the Closing) in the employee’s or consultant’s duties, authority or responsibilities; provided that no such event shall constitute Good Reason unless (x) the employee or consultant gives the Buyer and the Company written notice of termination for Good Reason not more than ninety (90) days after becoming aware of the initial existence of the condition, and (y) the grounds for termination (if amenable to cure) are not cured within thirty (30) days of their receipt of such notice and (z) the employee’s or consultant’s termination of employment or consulting engagement (as applicable) occurs within ninety (90) days following the receipt of such notice by the Buyer and the Company, as applicable.

“Governmental Entity” shall mean any federal, state, local or foreign government or any court, arbitrational tribunal, administrative agency or commission or government authority acting under the authority of the federal or any state, local or foreign government.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder.

“HMO” shall have the meaning set forth in Section 2.22(j).

“Income Tax” shall mean any Tax imposed by any United States federal, state, local, foreign or other tax authority with respect to income, gross receipts, gains, profits, windfall profits, or taxes denominated as “franchise taxes” determined on the basis of income or gross receipts, including any interest, penalty, or addition to any of the foregoing, whether disputed or not.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” shall mean, without duplication, with respect to any Person (i) all obligations for borrowed money (and including all interest accrued thereon and all sums due on early termination and repayment or redemption) or extensions of credit (including under credit cards, bank overdrafts and advances), (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments (and including all sums due on early termination and repayment or redemption), (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations as lessee capitalized in accordance with GAAP, (v) all obligations of others secured by a Security Interest on any asset, whether or not such obligations are assumed, (vi) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (vii) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, and (viii) all obligations in respect of futures contracts, swaps, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date). For the sake of clarity, “Indebtedness” shall not include deferred revenue or obligations in respect of deferred revenue.

“Indemnification Objection Notice” shall have the meaning set forth in Section 9.4(d).

“Indemnification Objection Period” shall have the meaning set forth in in Section 9.4(d).

“Indemnified Party” shall have the meaning set forth in Section 9.4(a).

“Indemnifying Party” shall have the meaning set forth in Section 9.4(a).

“Initial Purchase Price” shall mean the portion of the Purchase Price set forth in Section 1.2(a).

“Intellectual Property” shall mean the following in all jurisdictions throughout the world:

(a) Patent Rights;

(b) Trademarks and all goodwill in the Trademarks or symbolized thereby;

(c) published and unpublished works, whether or not copyrightable (including Software), copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors and all rights associated therewith;

(d) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction;

(e) inventions, invention disclosures, statutory invention registrations, discoveries, industrial designs, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, and research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice;

(f) rights of privacy and publicity; and

(g) all other proprietary rights similar to the foregoing in any jurisdiction, and proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein) under the Laws of all jurisdictions.

“Intellectual Property Registrations” shall mean Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” shall mean the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide, and including servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment), materials and test, calibration and measurement apparatus used by the Company in its business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings or Contemplated Customer Offerings, whether located on the premises of the Company or hosted at a third party site.

“IRS” shall mean the United States Internal Revenue Service.

“Key Personnel” shall mean each of the Persons whose names are listed in the tables set forth in Section I.B of Exhibit C, plus Jessica Siegrist.

“Key Representations” shall have the meaning set forth in Section 9.1.

“Knowledge of the Company”, “Company’s Knowledge” and phrases of like import shall mean the actual knowledge of Joseph Siegrist, Robert Billingslea, Sameer Kochhar, Andrew Zitnay, and, solely with respect to the representations and warranties set forth in Section 2.6 – Section 2.11, Section 2.16, Section 2.27, and Section 2.28, Jessica Siegrist, in each case as well as the knowledge that each of such individuals would reasonably be expected to have acquired after reasonable inquiry of their direct reports.

“Law” shall mean any United States federal, state or local or foreign law, common law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any Order or consent of or by any Governmental Entity, or any Permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Lease” shall mean any lease or sublease pursuant to which the Company leases or subleases from another party any real property.

“Legal Proceeding” shall mean any action, suit, proceeding, claim, complaint, hearing, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Liability” shall mean any direct or indirect liability, Indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, due or to become due, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Material Contract” shall have the meaning set forth in Section 2.16(a).

“Materials of Environmental Concern” shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or Article containing such material) listed or subject to regulation under any Law due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Most Recent Balance Sheet” shall mean the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” shall have the meaning set forth in Section 2.6(a).

“Net Working Capital” shall mean, as of any date, Current Assets as of such date minus Current Liabilities as of such date.

“Net Working Capital Amount” shall mean any or all (as the context so requires) of Closing Net Working Capital, Estimated Net Working Capital, Final Net Working Capital and Net Working Capital.

“Network Intrusion Matters” shall mean any current and future expense, claims, Legal Proceeding (including any governmental or regulatory proceedings) arising from cyber attacks on or against the Company occurring on or before the Closing Date, including as reported by the Company publicly on its blog and social media accounts and to its users on or about June 15, 2015 and on or about May 5, 2011.

“Objection” shall have the meaning set forth in Section 1.3(b)(ii).

“Objection Items” shall have the meaning set forth in Section 1.3(b)(iii)(A).

“Objection Notice” shall have the meaning set forth in Section 1.3(b)(ii).

“Offer Letter” shall have the meaning set forth in Section 8.1(h)(iv).

“Open Source Materials” means all Software that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Order” shall have the meaning set forth in Section 2.24(a).

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Other Cybersecurity Matters” shall mean, if known to the Company on or prior to the Closing, (A) the network security breaches listed in Section 2.15(c) of the Disclosure Schedule, (B) security breaches or unauthorized access by third parties to (i) the Company’s Internal Systems, (ii) the Company’s trade secrets, (iii) the Company’s user data, or (iv) any Personal Information collected, held, or otherwise managed by or on behalf of the Company, which constitute a breach of any representation and warranty set forth in Section 2.15. For clarity, it is understood that if the Company is aware of the existence of the underlying security breach or unauthorized access by a third party falls under any of the preceding clauses (A)-(B) on or prior to Closing, even if such matter is under investigation and its full consequences are unknown to the Company on or prior to Closing, such matter shall be considered “known to the Company” for purposes of this definition.

“Organizational Documents” shall have the meaning set forth in Section 2.1.

“Parties” shall have the meaning set forth in Section 11.11.

“Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Person” shall mean an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.

“Personal Information” means an individual person’s: (i) personally identifiable information (e.g., name, address, telephone number, email address, financial account number, government-issued identifier, and any other data used or intended to be used to identify, contact or precisely locate a person); and (ii) any other data defined as “personal data,” “personally identifiable information,” or “personal information” under any applicable Law.

“Personnel in Good Standing” shall mean a Stockholder or Key Personnel, as applicable, (i) who is an employee of or consultant to the Buyer or the Company, (ii) whose employment or consulting engagement with the Buyer or the Company has been terminated following the Closing (A) by the Company or the Buyer without Cause or (B) by such Stockholder or Key Personnel for Good Reason, provided, that such Stockholder or Key Personnel is in material compliance with his or her post-termination obligations to the Company and/or the Buyer, (iii) who has become deceased, or (iv) who has become incapacitated by bodily injury, illness or disease so as to be prevented thereby from engaging in the performance of his or her duties on behalf of the Company for a period of at least three (3) consecutive months.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Preliminary Statement” shall have the meaning set forth in Section 1.3(a).

“Pro Rata Basis” shall mean, with respect to each Stockholder, a portion of a certain amount equal to the percentage assigned to such Stockholder on Exhibit A hereto.

“Purchase Price” shall have the meaning set forth in Section 1.2.

“R&D Sponsor” shall have the meaning set forth in Section 2.14(g).

“Reference Statement” shall have the meaning set forth in Section 1.3(d).

“Released Parties” shall have the meaning set forth in Section 6.10(a).

“Releasor” shall have the meaning set forth in Section 6.10(a).

“Representative” shall have the meaning set forth in the first paragraph of this Agreement.

“Restricted Business” shall mean the business of the design, development, sale, promotion, distribution, resale, support, license, sublicense, supply, perform or offer of password management, password vaulting, password encryption, Single Sign-On and SAML access to websites, and multi-factor authentication for enterprises or individual consumers.

“Restricted Period” shall have the meaning set forth in Section 6.7(a).

“Restricted Territory” shall have the meaning set forth in Section 6.7(a).

“Schedule Supplement” shall have the meaning set forth in Section 6.19.

“Second Contingent Installment” shall have the meaning set forth on Exhibit C.

“Second Contingent Payment Determination Date” shall mean the second anniversary of the Closing Date.

“Second Contingent Payment Period” shall mean the period beginning the day after the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date.

“Second Key Personnel Installment” shall have the meaning set forth on Exhibit C.

“Security Indemnity Claim” shall have the meaning set forth in Section 9.4(b)(ii).

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by Contract or by operation of Law), other than (a) mechanic’s, material men’s and similar liens, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) assessments for current Taxes not yet due and payable, and (e) liens arising in the Ordinary Course of Business of the Company and not material to the Company.

“Shares” shall have the meaning set forth in the recitals of this Agreement.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Special Escrow Amount” shall have the meaning set forth in Section 1.6.

“Special Escrow Cap” shall have the meaning set forth in Section 9.7(a)(iv).

“SRSY” shall have the meaning set forth in Section 11.16.

“Stockholder Indemnified Party” shall have the meaning set forth in Section 9.3.

“Stockholders” shall have the meaning set forth in the first paragraph of this Agreement.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Straddle Period Tax Return” shall have the meaning set forth in Section 7.1(d).

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which a Person holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Tax Asset” shall mean any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes).

“Tax Dispute Resolution Mechanism” shall have the meaning set forth in Section 7.1(b)(ii).

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, branch profits, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items, whether disputed or not, including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person by Law, by Contract or otherwise.

“Tax Matter” shall have the meaning set forth in Section 7.5(a).

“Tax Returns” shall mean any and all reports, returns (including information returns and estimated Tax returns), declarations, claims for refunds, or other statements, documents or information relating to Taxes, including any schedule or attachment thereto and including any amendment thereof filed or required to be filed with any Governmental Entity.

“Third-Party Claim” shall have the meaning set forth in Section 9.5(a).

“Threshold” shall have the meaning set forth in Section 9.7(b).

“Trademarks” shall mean all trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks, trade names and trade dress and other identifiers of source or goodwill.

“Transactions” shall mean the consummation of the Closing and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer” shall have the meaning set forth in Section 6.14(a).

“Unpaid Company Transaction Expenses” shall mean, in each case to the extent unpaid by the Company as of immediately prior to the Closing, (i) the aggregate amount of expenses incurred or payable directly or indirectly by the Company, in each case in connection with the negotiation and execution of, and of the consummation of the Transactions (including with respect to services provided in connection therewith by any representatives, investment bankers, accountants or other advisors or representatives of the Company); (ii) any bonus, change of control, non-compete, severance, transaction payment or similar payment that becomes payable by the Company as a result of the transactions contemplated by this Agreement; and (iii) in respect of any employer-side withholding, employment, payroll, or similar Taxes incurred in connection with any bonuses, options, cash-outs or other compensatory payments made in connection with the transactions contemplated by this Agreement.

“Unresolved Contingent Objections” shall have the meaning set forth in Section 1.4(e)(ii).

“VEBA” shall have the meaning set forth in Section 2.22(a).

“WARN Act” shall have the meaning set forth in Section 2.21(h).

“Working Capital Target” shall mean $3,000,000.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BUYER: LOGMEIN, INC.

By:	/s/ Michael K. Simon
Name: Michael K. Simon Title: CEO

COMPANY: MARVASOL, INC.

By:	/s/ Joseph Siegrist
Name: Joseph Siegrist Title: President and Chief Executive Officer

REPRESENTATIVE:

/s/ Joseph Siegrist
Joseph Siegrist, Solely in his capacity as the Representative

STOCKHOLDERS:

/s/ Joseph Siegrist
Joseph Siegrist

/s/ Robert Billingslea
Robert Billingslea

/s/ Sameer Kochhar
Sameer Kochhar

/s/ Andrew Zitnay
Andrew Zitnay

October 15, 2015

Marvasol, Inc. d/b/a LastPass

8315 Lee Hwy, Suite 501

Fairfax, VA 22031

E-mail: joe@lastpass.com

Attn: Legal

Joseph Siegrist

105 Harmony Dr. SW

Vienna, VA 22180

Attention: Legal

Email: joe@lastpass.com

Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue N.W.

Suite 500

Washington, D.C. 20036

Attention: Theodore D. Segal (tsegal@stradley.com)

Facsimile: (202) 822-0140

Re:	Amendment to Stock Purchase Agreement Concerning E*Trade Matters

Dear Joe:

Reference is hereby made to the Stock Purchase Agreement, dated October 8, 2015, between LogMeIn, Inc. (“Buyer”), Marvasol, Inc. d/b/a “LastPass” (the “Company”), the Stockholders of the Company referred to therein, and the Representative Referred therein (the “Purchase Agreement”). Capitalized terms used without definition herein shall have the meanings provided in the Purchase Agreement.

As we discussed, each of Buyer, the Company, and the Representative hereby agree with respect to the indemnification obligations of the Stockholders under Article IX of the Purchase Agreement that, notwithstanding anything to the contrary set forth in the Purchase Agreement, including Article IX of the Purchase Agreement:

1. “E*Trade Claim” shall mean any claim for indemnification under Section 9.2 of the Purchase Agreement directly or indirectly resulting from or relating to the E*TRADE Matters.

2. The Representative (including on behalf of the Stockholders) and the Company acknowledge and agree that any Damages suffered or incurred by any Buyer Indemnified Party with respect to any E*Trade Claim set forth in a Claim Notice delivered to the Representative within the applicable time period set forth in Section 9.4(b) of the Purchase Agreement shall be Damages for the full amount of which the applicable Buyer Indemnified Party is entitled to indemnification under Article IX of the Purchase Agreement (subject to any applicable limitations on liability as set forth in Article IX of the Purchase Agreement, as modified by paragraphs 4 and 5 of this letter agreement below).

3. Any E*Trade Claim shall be deemed not to be a Security Indemnity Claim.

4. The maximum aggregate liability of the Stockholders for indemnification pursuant to Article IX of the Purchase Agreement with respect to all E*Trade Claims will not exceed an amount equal to $500,000 (the “E*Trade Cap”). The amount of Damages within the E*Trade Cap for which the Buyer Indemnified Parties receive indemnification payments from the Stockholders (including from the Escrow Fund) pursuant to Article IX of the Purchase Agreement with respect to any E*Trade Claims shall be taken into account when determining whether the General Escrow Cap and/or the Purchase Price Cap described in Section 9.7(a) of the Purchase Agreement have been met with respect to indemnification claims under Section 9.2 of the Purchase Agreement generally.

5. The Stockholders shall not be obligated to indemnify the Buyer Indemnified Parties pursuant to Article IX of the Purchase Agreement with respect to any E*Trade Claim unless and until the aggregate amount of all E*Trade Claims exceeds $25,000 (the “E*Trade Threshold”), in which event the Buyer Indemnified Parties shall be entitled to recover the full amount of Damages (including any amounts of Damages within the E*Trade Threshold) resulting from or arising out of such matters. Any amount of Damages within the E*Trade Threshold that are suffered or incurred by any Buyer Indemnified Party with respect to any E*Trade Claims shall be taken into account when determining whether the Threshold described in Section 9.7(b) of the Purchase Agreement has been met with respect to indemnification claims under Section 9.2 of the Purchase Agreement generally.

6. Without limiting any of other restrictions or limitations set forth in Section 9.5 of the Purchase Agreement, the Indemnifying Party may not assume control of the defense (pursuant to Section 9.5 of the Purchase Agreement) of an E*Trade Claim that is a Third-Party Claim if the claimant seeks the recovery of a sum of money that exceeds the E*Trade Cap (after taking into account all Damages with respect to any other E*Trade Claims) with respect to any Damages indemnifiable under any applicable provisions of Section 9.2 of the Purchase Agreement (as set forth in the limitations on the indemnification obligations of the Stockholders provided in Section 9.7 of the Purchase Agreement, as modified by this letter agreement).

7. The Stockholders have received from E*TRADE Financial Corporation (“E*TRADE”) and provided to Buyer a draft Settlement Agreement with respect to the E*TRADE Matters. Buyer acknowledges and agrees that in the event Buyer engages in litigation with E*TRADE for the purpose of retaining or obtaining the right to use the single-asterisk logos attached hereto as Exhibit A, this letter agreement shall be null and void ab initio.

Upon execution and delivery of this letter agreement by the Buyer, the Company, and the Representative, this letter agreement shall be deemed to amend the Purchase Agreement, solely to the extent specifically set forth herein, and shall become a part of the Purchase Agreement, provided that no term or provision of the Purchase Agreement shall be amended, waived or affected by this letter agreement, except as specifically set forth in this letter agreement, and any and all terms and provisions of the Purchase Agreement not affected by this letter agreement shall remain in full force and effect in all respects in accordance with their respective terms.

Each party hereto represents and warrants to each other party hereto that: (i) such party has all requisite power and authority to execute and deliver this letter agreement and to perform its obligations hereunder, (ii) the execution and delivery by such party of this letter agreement has been duly and validly authorized by all necessary action on the part of such party, (iii) this letter agreement has been duly and validly executed and delivered by such party and, assuming the due authorization, execution and delivery by the other parties hereto (other than such party), constitutes valid and binding obligations of such party, enforceable against such party in accordance with its terms, subject, in the case of enforceability, to the Bankruptcy and Equitable Remedies Exception.

This letter agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

This letter agreement may be executed in one or more counterparts, which, when taken together, shall be deemed to be one and the same instrument.

[—Signature Page Follows—]

Sincerely, LOGMEIN, INC.

By:	/s/ Edward Herdiech
Name: Edward Herdiech Title: Chief Financial Officer

AGREED TO AND ACCEPTED: MARVASOL, INC.

By:	/s/ Joseph Siegrist
Name: Joseph Siegrist Title: President

REPRESENTATIVE

/s/ Joseph Siegrist
Joseph Siegrist, Solely in his capacity as the Representative

ACKNOWLEDGED BY THE STOCKHOLDERS:

/s/ Joseph Siegrist
Joseph Siegrist

/s/ Robert Billingslea
Robert Billingslea

/s/ Sameer Kochhar
Sameer Kochhar

/s/ Andrew Zitnay
Andrew Zitnay

Exhibit A

Single Asterisk Logos